Exhibit 99.12

Lemminkäinen Corporation’s Financial Statements 2016

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

Contents

Board of Directors’ report	1
Group key figures	1
Strategy	2
Group performance	2
Balance sheet, financing and cash flow	4
Business segments	5
Investments	7
Personnel	7
Changes in the Executive Team	8
Occupational safety and environment	8
Research and development	8
Shares and shareholders	8
Resolutions of the AGM and administration	9
Legal proceedings	10
Risks and uncertainties	11
Market outlook	12
Board of Directors’ proposal for the distribution of profit	13
Profit guidance for 2017	13
Events after the review period	13
Consolidated financial statements	14
Consolidated income statement (IFRS)	14
Consolidated statement of comprehensive income (IFRS)	14
Consolidated statement of financial position (IFRS)	15
Consolidated cash flow statement (IFRS)	16
Consolidated statement of changes in equity (IFRS)	17
Accounting policies applied in the IFRS consolidated financial statements, 31 December 2016	19
Notes to the consolidated financial statements (IFRS)	29
About the report	30
1 Adjustments concerning prior periods	30
2 Unusual events during the accounting period	30
Performance	31
3 Business segments and market areas	31
4 Other operating income and expences	32
5 Depreciation, amortisation and impairment	33
6 Finance income and costs	33
7 Taxes	34
8 Earnings per share	36
Operating capital	36
9 Inventories	36
10 Trade and other receivables	37
11 Construction projects	37
12 Trade and other payables	38
13 Provisions	38
14 Property, plant and equipment	39
15 Intangible assets	40
Funding and financial risks	42
16 Financial risk management	42
17 Interest-bearing liabilities	47
18 Cash and cash equivalents	47
19 Derivative financial instruments	47
20 Available-for-sale financial assets	48
21 Financial assets and liabilities by category	49
22 Shareholders’ equity and dividends	51
Employee benefits	52
23 Employee benefits and number of employees	52
24 Remunerations of key management personnel	54
25 Pension obligations	56
Other notes	57
26 Investments	57
27 Operating lease commitments	58
28 Contingent assets and liabilities	59
29 Transactions with related parties	59
30 Adjustments to cash flows	60
31 Other comprehensive income items	60
32 New IFRS standards	60
Parent company financial statements	63
Parent company income statement (FAS)	63
Parent company balance sheet (FAS)	64
Parent company cash flow statement (FAS)	65
Parent Company’s Accounting Policies, 31 December 2016	66
Notes to the parent company financial statements (FAS)	67
1 Net sales by market area	68
2 Other operating income	68
3 Materials and services	68
4 Notes concerning personnel, management and board members	68
5 Depreciation and reduction in value	69
6 Audit fees	69
7 Finance income and costs	69
8 Appropriations	69
9 Income taxes	70
10 Non-current assets	70
11 Investments in Group companies	71
12 Current assets	72
13 Shareholders’ equity	72
14 Provisions	73
15 Liabilities	73
16 Guarantees and commitments	74
Financial indicators (IFRS)	75
Share-related financial indicators (IFRS)	76
Calculation of key ratios	77
Board of Directors’ proposal for the distribution of profit	78
Auditor’s report	79
Shares and shareholders	87
Information for shareholders and investors	90

www.lemminkainen.com/annualreport2016

Board of Directors’ report

Group key figures

Key figures, IFRS	Jan–Dec 2016	Jan–Dec 2015	Change
Net sales, EUR million	1,682.7	1,879.0	-196.3
Paving	757.6	796.2	-38.6
Infra projects	317.1	341.4	-24.3
Building construction, Finland	581.2	537.8	43.4
Russian operations	54.5	136.7	-82.2
Other operations and Group eliminations	-27.7	66.8	-94.5
Operating profit, EUR million	67.6	37.3	30.3
Paving	25.8	19.8	6.0
Infra projects	7.6	8.9	-1.3
Building construction, Finland	17.2	12.9	4.3
Russian operations	-3.8	2.9	-6.7
Other operations	20.9	-7.2	28.1
Operating margin, %	4.0	2.0
Paving	3.4	2.5
Infra projects	2.4	2.6
Building construction, Finland	3.0	2.4
Russian operations	-7.0	2.1
Pre-tax profit, EUR million	49.2	16.7	32.5
Profit for the period, EUR million	38.0	7.2	30.8
Earnings per share for the period, basic	1.27	-0.15	1.42
Earnings per share for the period, diluted	1.26	-0.15	1.41
Cash flow from operating activities, EUR million	131.7	106.6	25.1

Key figures, IFRS	31 Dec 2016	31 Dec 2015	Change
Order book, EUR million	1,265.2	1,180.3	84.9
Operating capital, EUR million	388.2	474.8	-86.6
Balance sheet total, EUR million	968.0	1,035.5	-67.5
Interest-bearing net debt, EUR million	81.1	126.8	-45.7
Equity ratio, %*	39.5	40.6
Gearing, %**	24.3	33.6
Return on capital employed, rolling 12 months, %	11.3	5.3

* Equity ratio, if hybrid bonds were treated as debt: 12/2016: 35.4% and 12/2015: 28.6%.

** Gearing, if hybrid bonds were treated as debt: 12/2016: 38.8% and 12/2015: 89.6%.

Strategy

Strategy review

During the strategy period 2016–2019, Lemminkäinen seeks to continuously improve its performance and increase shareholder value through focus on the balance sheet, more competitive operating models and profitable growth in Infra projects in northern Europe. The company is moving from balance sheet strengthening to improving operational efficiency and profitable growth.

In 2016, Lemminkäinen continued to strengthen its balance sheet and improve its capital efficiency by focusing investments, by boosting housing sales in Finland and by releasing capital. In addition, the company re-organised its business and support functions organisations, to better support operational efficiency improvement.

In 2017, Lemminkäinen will focus on improving its operational efficiency in all operations as well as supporting the Infra projects business segment’s profitable growth especially in Sweden and Norway.

Financial target	Target	Actual 2016		Actual 2015	Actual 2014
Return on capital employed	Above 15% in 2019	11.3	*	5.3	4.5
EBIT margin	Above 4% at the end of 2019	4.0	**	2.0	1.8
Equity ratio	Above 35% during 2016–2019	39.5	***	40.6	37.1
Dividend policy	At least 40% of the profit for the financial year	40.3	****	38.5	0.0

* Return on capital employed 2016 without reimbursements (EUR 19.4 million) and lowered provisions (EUR 8.0 million) related to the asphalt cartel as well as write-downs related to non-core businesses worth EUR 4.9 million would be 7.7%.

** Operating margin 2016 without reimbursements (EUR 19.4 million) and lowered provisions (EUR 8.0 million) related to the asphalt cartel as well as write-downs related to non-core businesses worth EUR 4.9 million would be 2.7%.

*** Equity ratio, if hybrid bonds were treated as debt: 12/2016: 35.4%.

**** Board of Directors’ proposal for the AGM.

Group performance

Net sales

Net sales by segment	Jan–Dec 2016	Jan–Dec 2015	Change
Paving, EUR million	757.6	796.2	-38.6
Infra projects, EUR million	317.1	341.4	-24.3
Building construction, Finland, EUR million	581.2	537.8	43.4
Russian operations, EUR million	54.5	136.7	-82.2
Other operations and Group eliminations, EUR million	-27.7	66.8	-94.5
Group, total, EUR million	1,682.7	1,879.0	-196.3

In 2016, the Group’s net sales totalled EUR 1,682.7 million (1,879.0). Split by region was 67% (60) from Finland, 23% (27) from Scandinavia, 3% (7) from Russia and 7% (6) from other countries. Changes in currency exchange rates had a negative impact of EUR 13.3 million compared to the year-earlier period.

In Paving, net sales for 2015 include the divested road maintenance business in Norway. In Infra projects, net sales decreased due to lower volumes in earthworks and civil engineering in Finland. In Building construction, Finland, net sales improved mostly due to higher volumes in non-residential contracting. In Russian operations, lower volumes in building construction declined net sales. During 2016, Lemminkäinen has shifted its focus in Russia from residential development to negotiated contracting in building construction. The 2015 net sales for other operations include the building construction business in Sweden, which the company divested in September 2015.

Operating profit

Operating profit by segment	Jan–Dec 2016	Jan–Dec 2015	Change
Paving, EUR million	25.8	19.8	6.0
Infra projects, EUR million	7.6	8.9	-1.3
Building construction, Finland, EUR million	17.2	12.9	4.3
Russian operations, EUR million	-3.8	2.9	-6.7
Business segments, total, EUR million	46.7	44.5	2.2
Other operations, EUR million	20.9	-7.2	28.1
Group, total, EUR million	67.6	37.3	30.3

Operating margin by segment	Jan–Dec 2016	Jan–Dec 2015
Paving, %	3.4	2.5
Infra projects, %	2.4	2.6
Building construction, Finland, %	3.0	2.4
Russian operations, %	-7.0	2.1
Group, total, %	4.0	2.0

In 2016, the Group’s operating profit was EUR 67.6 million (37.3). The operating margin was 4.0% (2.0). Changes in currency exchange rates had a positive impact of EUR 0.3 million compared to the year-earlier period. The operating profit includes EUR 19.4 million of reimbursements and EUR 8.0 million of lowered provisions related to the Helsinki Court of Appeal’s decisions regarding the asphalt cartel as well as write-downs related to non-core businesses worth EUR 4.9 million. Without these items the operating profit would have been EUR 45.1 million and operating margin 2.7%.

Operating profit improved in Paving and Building construction, Finland. In Paving, year-on-year performance improved in Norway and in the mineral aggregates business. In Building construction, Finland, operating profit improved mostly due to higher volumes in non-residential contracting and margin improvements especially in residential development projects outside the capital region. In Infra projects, performance was weakened by lower volumes and declined margins in individual projects in Sweden as well as in individual earthwork projects in Finland. In Russian operations, operating profit decreased due to lower volumes in building construction. In addition, the segment’s operating profit includes for 2016 the write-down related to Lemminkäinen’s only plot in Russia.

The figures for other operations include the reimbursements and the lowered provisions related to the asphalt cartel mentioned above.

Order book

	Order book	Order book		Order inflow	Order inflow
Order book and order inflow	31 Dec 2016	31 Dec 2015	Change	Jan–Dec 2016	Jan–Dec 2015*	Change
Paving, EUR million	248.4	180.3	68.1	555.2	500.3	54.9
Infra projects, EUR million	216.9	232.5	-15.6	229.1	231.8	-2.7
Building construction, Finland, EUR million	698.2	760.6	-62.4	422.1	569.2	-147.1
Russian operations, EUR million	101.7	7.0	94.7	140.9	22.8	118.1
Other operations, EUR million					93.3	-93.3
Group, total, EUR million	1,265.2	1,180.3	84.9	1,347.2	1,417.4	-70.2
of which unsold	105.7	156.1	-50.4

* The figures include the road maintenance business in Norway and building construction in Sweden, which the company divested in Q3/2015.

At the end of the year, the Group’s order book stood at EUR 1,265.2 million (1,180.3). The January–December order inflow was EUR 1,347.2 million (1,417.4). The order inflow for other operations in 2015 includes the order inflow, EUR 93.3 million, for the building construction business in Sweden, which the company divested in September 2015.

Balance sheet, financing and cash flow

Balance sheet and financing	31 Dec 2016	31 Dec 2015	Change
Key figures, balance sheet
Equity ratio, %*	39.5	40.6
Gearing, %**	24.3	33.6
Return on capital employed, rolling 12 months, %	11.3	5.3
Capital employed, EUR million	546.2	632.3	-86.1
Operating capital, EUR million	388.2	474.8	-86.6
Net working capital, EUR million	187.8	258.7	-70.9
Financial position and liquidity
Interest-bearing debt, EUR million	212.5	254.7	-42.2
of which long-term liabilities, EUR million	119.6	123.1	-3.5
of which short-term liabilities, EUR million	92.9	131.6	-38.7
Liquid funds, EUR million	131.4	127.9	3.5
Interest-bearing net debt, EUR million	81.1	126.8	-45.7
Available committed credit limits, EUR million	185.0	185.0	0
Available overdraft limits, EUR million	12.4	12.3	0.1

* Equity ratio, if hybrid bonds were treated as debt: 12/2016: 35.4% and 12/2015: 28.6%.

** Gearing, if hybrid bonds were treated as debt: 12/2016: 38.8% and 12/2015: 89.6%.

On 31 December 2016, the balance sheet total was EUR 968.0 million (1,035.5), of which shareholders’ equity accounted for EUR 333.7 million (377.6). Shareholders’ equity includes EUR 34.8 million (111.6) hybrid bond. During Q4, the company executed a partial repurchase of its hybrid bond and repurchased notes to a nominal amount of EUR 34.8 million out of the outstanding EUR 70 million. The hybrid bond was issued in 2014, and the company is entitled to redeem the remaining EUR 35.2 million share of it earliest in March 2018. During Q1, the Group redeemed fully the outstanding share, nominal value EUR 42.9 million, of the hybrid bond issued in 2012. Both transactions affected the company’s equity ratio and gearing.

The Group’s operating capital on 31 December 2016 amounted to EUR 388.2 million (474.8). The decrease is mainly due to decline in net working capital. At the end of the year, net working capital stood at EUR 187.8 million (258.7). Net working capital has been mostly reduced by housing sales in Finland and Russia.

Interest-bearing debt at the end of the year amounted to EUR 212.5 million (254.7) and interest-bearing net debt totalled EUR 81.1 million (126.8). Long-term interest-bearing debt accounted for 56.3% (48.3) of the loan portfolio at the end of the period. Liquid funds totalled EUR 131.4 million (127.9). Of the company’s interest-bearing debt, EUR 99.7 million (99.7) comprises bonds, EUR 80.7 million (104.1) borrowings of housing and commercial property companies included in inventory, EUR 31.0 million (34.8) finance lease liabilities and EUR 1.1 million (3.0) other financial liabilities. No commercial papers were outstanding at the end of 2016 (13.1). In addition, the company had available committed revolving credit facilities worth EUR 185.0 million (185.0) and overdraft limits worth EUR 12.4 million (12.3) at the end of the period. Of the loan portfolio, 66% (55) was at a fixed interest rate. In December 2016, after evaluating its capital structure, Lemminkäinen cancelled the EUR 75 million part of the revolving credit facility which was no longer needed.

Net finance costs amounted to EUR 18.4 million (20.6) in 2016. The finance costs have been reduced due to lower currency hedging costs. The interest expenses of the hybrid bonds are not recorded under finance costs in the income statement; instead, their impact can be seen in earnings per share and equity.

Cash flow from operating activities amounted to EUR 131.7 million (106.6) in January–December. Cash flow from operations was supported mainly by housing sales in Building construction, Finland.

The company has successfully strengthened its financial position. The company will continue to manage the balance sheet and cash flow, and its aim is to increase plot investments in growth centres in building construction in Finland. In addition, the company started ten new residential development projects during Q4/2016.

Business segments

The reporting structure change in 2017

As of 1 January 2017 the Paving segment’s operations in the Baltic countries were transferred to the Infra projects segment.

As of the beginning of 2017, the Paving segment includes paving and mineral aggregates businesses in Finland, Sweden, Norway and Denmark. The Infra projects segment consists of rock engineering and civil engineering in Finland, Sweden and Norway as well as infrastructure construction in the Baltic countries. The reportable business segments remain unchanged: Paving; Infra projects; Building construction, Finland; and Russian operations.

The company will publish pro forma figures for 2016 according to the new reporting structure during the first quarter in 2017.

Paving

Operating environment

The state investments in paving increased demand in Finland. In Sweden the market was solid and in Norway state investments stabilised. In Denmark, price competition increased. In the Baltic countries, the market situation remained unchanged.

Key figures for Paving	Jan–Dec 2016	Jan–Dec 2015**	Change
Net sales, EUR million	757.6	796.2	-38.6
Operating profit, EUR million	25.8	19.8	6.0
% of net sales	3.4	2.5
Order inflow, EUR million	555.2	500.3	54.9
Order book, EUR million*	248.4	180.3	68.1
Operating capital, EUR million*	209.2	227.6	-18.4

* at the end of the period

** The figures include the road maintenance business in Norway, which the company divested in Q3/2015.

Net sales in 2016 totalled EUR 757.6 million (796.2) of which 45% (39) from Finland, 41% (48) from Scandinavia and 14% (13) from the Baltic countries. The operating profit was EUR 25.8 million (19.8). The figures for 2015 include the divested road maintenance business in Norway. Year-on-year performance improved in Norway and in the mineral aggregates business. The company has identified challenges in operations in Sweden and started measures to improve them. At the end of the year, the operating capital stood at EUR 209.2 million (227.6).

The total quantity of sold and paved asphalt in 2016 amounted to 6.9 million tonnes (6.5). The figure includes paving operations in Russia.

Infra projects

Operating environment

Urbanisation, industrial investments and investments in energy infrastructure increased demand for complex infrastructure construction. Especially in Sweden and Norway, the market was strong and there are several major projects ongoing or planned. In Finland, construction was supported by infrastructure construction projects in urban growth centres. In the Baltic countries, the market situation was stable.

Key figures for Infra projects	Jan–Dec 2016	Jan–Dec 2015	Change
Net sales, EUR million	317.1	341.4	-24.3
Operating profit, EUR million	7.6	8.9	-1.3
% of net sales	2.4	2.6
Order inflow, EUR million	229.1	231.8	-2.7
Order book, EUR million*	216.9	232.5	-15.6
Operating capital, EUR million*	10.1	4.8	5.3

* at the end of the period

Net sales in 2016 totalled EUR 317.1 million (341.4) of which 76% (79) from Finland, 21% (14) from Scandinavia, 3% (7) from the Baltic countries and other countries. Net sales decreased year-on-year due to lower volumes in earthworks and civil engineering in Finland. The operating profit was EUR 7.6 million (8.9). The operating profit decreased due to lower volumes and declined margins in individual projects in Sweden as well as in individual earthwork projects in Finland. At the end of the year, the operating capital stood at EUR 10.1 million (4.8).

Building construction, Finland

Operating environment

The overall market situation in building construction was stable. Residential production continued to be brisk, still focusing on small apartments in urban growth centres. Investors’ activity declined, but consumer sales picked up. Individual major projects and public sector works maintained demand for non-residential construction.

Key figures for Building construction, Finland	Jan–Dec 2016	Jan–Dec 2015	Change
Net sales, EUR million	581.2	537.8	43.4
Operating profit, EUR million	17.2	12.9	4.3
% of net sales	3.0	2.4
Order inflow, EUR million	422.1	569.2	-147.1
Order book, EUR million*	698.2	760.6	-62.4
Operating capital, EUR million*	215.8	274.8	-59.0

* at the end of the period

Net sales in 2016 totalled EUR 581.2 million (537.8). Net sales improved both in the Helsinki metropolitan area and outside the capital region. The operating profit was EUR 17.2 million (12.9). Net sales and operating profit improved mostly due to higher volumes in non-residential contracting. In addition, margin improvements especially in residential development projects outside the capital region increased operating profit. Sales of residential development units were solid, 1,002 units in 2016 (817). The operating profit for 2015 included losses from e.g. non-strategic plot sales and provisions related to warranty repairs, totalling EUR 5 million.

At the end of the year, the number of unsold completed units was 185 (283). Housing sales, sale of non-core assets and improved capital efficiency have reduced the operating capital which stood at EUR 215.8 million (274.8) at the end of the year. Going forward, the company’s aim is to increase plot investments in growth centres.

In 2017, the number of completed residential development units will be higher than in 2016. The majority of these units will be completed during the second half of the year.

Lemminkäinen’s residential production
(development projects and negotiated contracting)	Jan–Dec 2016	Jan–Dec 2015	Change
Started, units	1,106	1,253	-147
of which development projects, units	871	693	178
Completed, units	1,042	1,236	-194
of which development projects, units	664	859	-195
Sold, units	1,234	1,377	-143
of which development projects, units	1,002	817	185
Sales to investors, %	31	51
Under construction, units*	1,482	1,388	94
of which unsold, units*	433	464	-31
Unsold completed, units*	185	283	-98
Land bank, balance sheet value, EUR million*	94.0	105.3	-11.3
Started, competitive contracting, units	312	542	-230

* at the end of the period

Russian operations

Operating environment

In Russia, economic growth is at a low level. In negotiated contracting in building construction, reliability of the contractor has become a competitive advantage. Construction and repair projects on major roads maintained demand for paving.

Key figures for Russian operations	Jan–Dec 2016	Jan–Dec 2015	Change
Net sales, EUR million	54.5	136.7	-82.2
Operating profit, EUR million	-3.8	2.9	-6.7
% of net sales	-7.0	2.1
Order inflow, EUR million	140.9	22.8	118.1
Order book, EUR million*	101.7	7.0	94.7
Operating capital, EUR million*	23.7	35.0	-11.3

* at the end of the period

Net sales in 2016 totalled EUR 54.5 million (136.7). The operating profit was EUR -3.8 million (2.9). Changes in currency exchange rates had a negative impact of EUR 4.9 million on net sales and a positive impact of EUR 0.3 million on the operating profit.

Net sales and operating profit decreased year-on-year due to lower volumes in building construction. According to Lemminkäinen’s strategy, the company has not started any new residential development projects in Russia, but focuses on negotiated contracting in building construction. In addition, the operating profit for 2016 includes the write-down related to Lemminkäinen’s only plot in Russia. In paving operations, net sales and operating profit improved year-on-year. The operating profit for 2015 included a write-down worth EUR 12.9 million related to the company’s decision to withdraw from the planned Ilmatar project.

At the end of the year, the number of unsold completed units was 2 (51). Operating capital stood at EUR 23.7 million (35.0).

Lemminkäinen’s residential development production	Jan–Dec 2016	Jan–Dec 2015	Change
Started, units	0	0	0
Completed, units	0	418	-418
Sold, units	49	384	-335
Under construction, units*	0	0	0
of which unsold, units*	0	0	0
Unsold completed, units*	2	51	-49

* at the end of the period

Investments

Gross investments in 2016 amounted to EUR 20.8 million (10.3), representing 1.2% (0.6) of the company’s net sales. Investments were mainly replacement investments in Paving and Infra projects.

Personnel

At the end of the year, Lemminkäinen employed 4,244 people (4,059), an increase of 185 people year-on-year. More than half of the personnel is employed in Finland. Of the business segments the number of personnel increased the most in Building Construction, Finland due to growth in business volumes. In Infra projects, the organisation has been strengthened to support the segment’s growth ambitions. Of the personnel at the end of the year, 1,947 (1,845) were white-collar workers and 2,297 (2,214) were blue-collar workers.

Personnel by business segment	31 Dec 2016	31 Dec 2015	Change
Paving, persons	1,996	2,010	-14
Infra projects, persons	628	577	51
Building construction, Finland, persons	1,048	947	101
Russian operations, persons	425	405	20
Parent company and others, persons	147	120	27
Group, total, persons	4,244	4,059	185

Personnel by country	31 Dec 2016	31 Dec 2015	Change
Finland, persons	2,349	2,204	145
Sweden, Norway, Denmark, persons	829	804	25
Baltic countries, persons	632	625	7
Russia, persons	425	405	20
Other countries, persons	9	21	-12
Group, total, persons	4,244	4,059	185

Changes in the Executive Team

Two new members were appointed to Lemminkäinen’s Group Executive Team as of 1 November 2016. Sari Inkilä was appointed Executive Vice President, Strategy, Development and ICT; and Jan Gustafsson was appointed Executive Vice President, HR. Executive Vice President, HR and member of the Executive Team Tania Jarrett left the company and her position on 1 November 2016.

Occupational safety and environment

The goal of Lemminkäinen’s occupational safety measures is to create a safe working environment for all employees and subcontractors. Lemminkäinen is committed to the shared occupational safety principles of the Confederation of Finnish Construction Industries RT, which aims to accelerate the construction industry’s progress towards the zero-accident target. The company monitors the accident frequency rate monthly and makes actions plans accordingly. In 2016, Lemminkäinen’s site accident frequency rate for own personnel was 8.6 (7.2) accidents resulting in an absence of more than one day / million working hours. The company also monitors subcontractors’ accident frequency rates.

The biggest part of Lemminkäinen’s environmental impact comes from the production processes of paving and mineral aggregates. Lemminkäinen minimises the environmental impact of its operations for example by developing production technology and process efficiency, for instance in machine usage. The company also aims to increase the use of reclaimed asphalt in its asphalt production up to 25%. In 2016, 15% of used raw materials in asphalt production were reclaimed asphalt. The re-use of bitumen and mineral aggregates from old asphalt reduces CO2 emissions.

In 2016, Lemminkäinen renewed the corporate responsibility organisation in order to improve co-operation and sharing of best practices between countries. The company also continued to develop its energy consumption monitoring. In addition, in Finland, Lemminkäinen signed the voluntary Energy Efficiency Agreement for Industries according to which the company is committed to reduce its energy consumption by 7.5% by 2025.

More detailed information on Lemminkäinen’s corporate responsibility measures are presented in the company’s corporate responsibility review and on its website.

Research and development

Lemminkäinen’s business segments are responsible for their own research and development activities. Research and development activities in 2016 focused on the improvement of production technology and energy efficiency as well as operational efficiency. In addition, the company carried out activities to support the use of digitalisation in its operations. Lemminkäinen has a paving industry laboratory in all of its operating countries focusing on paving research and development. The Central Laboratory is located in Finland. In 2016, the Group’s research and development expenditure accounted for approximately 0.2 (0.2) per cent of net sales.

Shares and shareholders

The company has one share class. Each share carries one vote at a general meeting of shareholders and entitles an equal right to a dividend. Lemminkäinen’s share capital is EUR 34,042,500 and the total number of shares was 23,219,900 at the end of the review period. At the end of the year, Lemminkäinen owned 16,687 of its own shares, which accounted for 0.07% of all shares.

Trading with shares

On 31 December 2016, the market capitalisation of Lemminkäinen’s shares stood at EUR 473.3 million (320.0). The price of Lemminkäinen Corporation’s share on the Nasdaq Helsinki Ltd was on 1 January 2016 EUR 13.79 (9.52) and on 31 December 2016 EUR 20.40 (13.79). In addition to the Nasdaq Helsinki Ltd, Lemminkäinen’s share is also traded on alternative markets. The total trading volume during January–December 2016 was 2,770,162 shares (2,759,068), of which alternative markets accounted for 4% (5). (Source: Fidessa Fragmentation Index, http://fragmentation.fidessa.com).

Shareholders

On 31 December 2016, the company had 4,191 shareholders (4,391). Nominee-registered and non-Finnish shareholders held 13.6% (12.5) of all Lemminkäinen Corporation shares and voting rights. Information on company ownership and division by segment and scale, major shareholders, and management ownership is available on the company’s website, www.lemminkainen.com/Investors/Owners.

Shareholder agreements

The company is not aware of any agreements between shareholders that would have a significant bearing on the use of ownership rights or voting behaviour at general meetings of shareholders.

Flagging notifications

Lemminkäinen did not receive flagging notifications during 2016.

Resolutions of the AGM and administration

On 22 March 2016, Lemminkäinen Corporation’s Annual General Meeting adopted the company’s annual accounts and consolidated financial statements for 2015 and granted the members of the Board of Directors and the President and CEO discharge from liability.

Payment of dividend

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to pay a dividend of EUR 0.12 per share, i.e. EUR 2.8 million in total. The dividend was paid on 4 April 2016.

Authorisation to repurchase the company’s own shares

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to authorise the Board of Directors to resolve on the repurchase of the company’s own shares. In accordance with the authorisation, the Board of Directors may resolve to repurchase a maximum of 2,321,990 own shares, which corresponds to 10 per cent of all the current shares of the company, in one or several instalments, using the unrestricted shareholders’ equity of the company, subject to the provisions of the Finnish Companies Act on the maximum amount of own shares in the possession of the company or its subsidiaries.

The Board of Directors may resolve to repurchase shares also in another proportion than in proportion to the holdings of shareholders. The shares shall be purchased in public trading at the prevailing market price. The purchases shall be carried out on Nasdaq Helsinki Ltd. in accordance with its rules and regulations.

The authorisation also includes the right of the Board of Directors to resolve on all other terms and conditions of the repurchase of the shares. The authorisation remains effective for a period of 18 months from the resolution of the General Meeting. The previous authorisation granted to the Board of Directors regarding repurchase of own shares expired simultaneously.

Authorisation of the Board of Directors to resolve on a share issue and an issue of special rights

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to authorise the Board of Directors to resolve on a share issue and/or an issue of special rights entitling to shares referred to in Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or several instalments, either against payment or without payment. The number of shares to be issued, including the shares to be received based on special rights, shall not exceed 4,643,980 shares. The maximum number corresponds to 20 per cent of all the current shares of the company. The Board of Directors may resolve to issue either new shares or own shares possibly held by the company.

The authorisation entitles the Board of Directors to resolve on all terms and conditions of the share issue and the issue of special rights entitling to shares, including the right to derogate from the pre-emptive right of the shareholders. The authorisation may be used for the financing or execution of any acquisitions or other business arrangements, to strengthen the balance sheet and financial position of the company or for other purposes as determined by the Board of Directors. The authorisation is in force for a period of 18 months from the resolution of the General Meeting. The previous authorisation, granted to the Board of Directors regarding a share issue and an issue of special rights expired simultaneously.

Board membership and election of the auditor

The General Meeting confirmed the number of members of the Board of Directors as seven. Berndt Brunow, Noora Forstén, Finn Johnsson, Juhani Mäkinen, Kristina Pentti-von Walzel, Heikki Räty and Heppu Pentti were re-elected as members of the Board. Authorised Public Accountants PricewaterhouseCoopers Oy was re-elected to serve as the company’s auditor.

Constitutive meeting of the Board of Directors

Lemminkäinen Corporation’s Board of Directors held its organising meeting on 22 March 2016. The Board re-elected Berndt Brunow as the Chairman and Juhani Mäkinen as the Vice Chairman of the Board. The Board of Directors elected from among its members Heikki Räty to serve as the Chairman of the Audit Committee, with Juhani Mäkinen and Kristina Pentti-von Walzel serving as members. Berndt Brunow was elected to serve as the Chairman of the Nomination Committee, with Noora Forstén and Kristina Pentti-von Walzel serving as members. Berndt Brunow was elected to serve as the Chairman of the HR Committee, with Noora Forstén and Kristina Pentti-von Walzel serving as members.

Legal proceedings

Damages related to the asphalt cartel

On 20 October 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. Regarding the 37 claims against Lemminkäinen, Lemminkäinen and other asphalt industry companies are entitled to receive reimbursements in total approximately EUR 20 million (consisting of capital amount of approximately EUR 14 million less as well as interest and legal expenses of approximately EUR 6 million less than according to the decisions of the District Court).

Of these reimbursements, Lemminkäinen is entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total approximately EUR 19 million consisting of capital as well as interest and legal expenses. Lemminkäinen recorded the reimbursement as income in its fourth-quarter result. On 31 December 2016, Lemminkäinen had EUR 8.5 million worth of receivables from the claimants. Of these receivables EUR 5.0 million were paid by claimants in January 2017.

Lemminkäinen has as such deemed the claims for damages unfounded. Lemminkäinen has requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal’s decisions regarding those municipalities’ claims, where the claimants’ claims were partly accepted and where Lemminkäinen did not reach a settlement with the claimants after the Helsinki Court of Appeal’s decisions. Lemminkäinen has settled with 17 municipalities. The parties agreed not to request leave to appeal from the Supreme Court concerning the Helsinki Court of Appeal’s decisions.

On 13 January 2017, Lemminkäinen and the State of Finland settled the dispute concerning damages related to the asphalt cartel and both parties will withdraw their requests for leave to appeal and appeals from the Supreme Court. Therefore the decision made by the Helsinki Court of Appeal on 20 October 2016 will be final between the parties.

Concerning Lemminkäinen, there are still 13 pending requests for leave to appeal submitted by Lemminkäinen as well as 19 requests for leave to appeal submitted by municipalities in the Supreme Court concerning the Helsinki Court of Appeal’s decisions on 20 October 2016 regarding damages related to the asphalt cartel.

In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth EUR 5.1 million based on the Court of Appeal of Helsinki’s decisions.

More information can be found on the company’s website www.lemminkainen.com/asphaltcartelissue.

Quotas related to the use of recycled asphalt

The situation has not changed after the publication of the interim report on 27 October 2016. On 11 June 2015, the District Court of Tuusula acquitted Lemminkäinen and two of its employees of environmental infraction charges. The alleged offence was related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the company’s Sammonmäki asphalt plant in Finland. The prosecutor demanded a confiscation of illegal profit of EUR 3.4 million and a corporate fine of at least EUR 120,000. The court ruled that neither Lemminkäinen nor the two employees were guilty of an environmental infraction. The prosecutor and the Centre for Economic Development, Transport and the Environment (ELY Centre) have appealed against the decisions of the District Court. The hearing continued at the Court of Appeal in November 2016, but decisions have not been given.

Crushing recycled asphalt for using it as raw material for new asphalt is an ecological practice. It reduces the environmental hazards of production when compared to asphalt made of virgin materials. Asphalt mass containing recycled asphalt is of the same quality as asphalt mass made of virgin materials.

Risks and uncertainties

Risk management is an essential part of Lemminkäinen’s business operations; it ensures that the most significant strategic, operative, financial and accident risks are identified, analysed, assessed and managed proactively. Risk management aims to ensure the achievement of the Group’s strategic and operational targets with the best possible results, including the continuity of the operations under changing conditions.

Uncertainty in the global economy and financial markets may have a negative effect on Lemminkäinen’s operations, performance, financial position and sources of capital. The company’s business operations are sensitive to new construction cycles in Finland in particular. Lemminkäinen manages these kinds of risks structurally by distributing its business operations throughout Scandinavia, the Baltic countries and Russia.

Change management, successful recruitment and skilled and motivated personnel play a key role in ensuring that operations are in line with the targets set, yield results and comply with business-related laws and regulations and good business practices. The business segments and functions develop their operating models to increase agility, cost efficiency and operational consistency.

The success of the company’s development and business projects is greatly affected by the availability and commitment of competent personnel. In addition, Lemminkäinen’s performance improvement requires active upkeep of management systems and change management expertise. The company manages these risks by careful planning, supporting supervisory work and providing training as well as by investing in the competence development of current employees and in increasing their work motivation.

In Russia, the weakened economic situation, the exchange rate fluctuations of the rouble and the prolonged political uncertainty or the significant escalation in the sanctions between the EU and Russia could have a negative effect on the company’s business operations. Furthermore, the political culture, legislation, its interpretation and procedures of the authorities in Russia compared to Finland, in addition to the uncertainty of the legal system, administrative procedures and interpretation of law enforcement mechanisms, as well as changes in them, may result in risks. In order to maintain a moderate risk level, the company will not start new development projects in building construction in Russia for the time being.

Legislative and political changes can affect market development and, consequently, the profitability of the company’s business operations. Lemminkäinen continuously monitors and analyses its operating environment, invests in the maintenance and implementation of the company’s Code of Conduct and Corporate Governance and provides guidelines and training to its employees.

In the residential and commercial development and construction projects, Lemminkäinen is exposed to sales and price risks due to the market situation continuing to be challenging and due to the full responsibility over the entire project, starting with plot acquisition. The company actively manages and monitors the risk related to the capital tied up in unsold completed apartments and other assets. Lemminkäinen takes market changes and risks into account when assessing whether to start new development and construction projects. The company only starts new housing construction if a sufficient number of units has been reserved in advance. The number of unsold completed apartments is kept to a minimum. Commercial development projects are usually sold to property investors in the early stages of construction, thereby reducing risks.

Lemminkäinen’s financial performance depends on successful permit, contract and project management, which involves risks related to, for instance, project pricing, use of resources, project planning and scheduling, supplier management, cost control, change management as well as handling of claims for damages. In addition, project-related legal proceedings may have a negative effect on the company’s financial performance. Lemminkäinen continually develops its contractual expertise and project management practices during the tender and execution stage. In addition, project tracking systems and steering models are being renewed.

Fluctuations in the price of raw materials may have an impact on financial performance. Lemminkäinen’s biggest single purchased raw material is bitumen, and its price largely depends on the world market price of oil. The company manages the bitumen price risk with contractual terms and derivatives.

Changes in the public demand affect the competitive situation and may cause fluctuations in the income. Changes in weather conditions influence especially the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which may have an effect on the company’s profit and its timing.

In its business operations, Lemminkäinen is exposed to impairment risk of tangible and intangible assets and to financial risks, mainly funding, liquidity, foreign exchange rate, interest rate and credit risks. Management of financial risks is based on Lemminkäinen’s treasury policy, which defines the operating principles and division of responsibility in financial risk management and funding activities. External events may also negatively impact the availability of funding, its costs and/or repayment plans. The company seeks to ensure the availability of funding, optimise the use of liquid assets in funding its business operations and to minimise interest and other finance costs. Lemminkäinen protects itself from currency exchange risks primarily through operative means. If necessary, transaction risks are hedged with the aid of foreign currency loans and currency derivatives. In 2016, approximately 25 per cent of the company’s net sales were generated in currencies other than the euro, the major currencies being the Norwegian, Swedish and Danish kronas as well as the Russian rouble. Lemminkäinen does not hedge translation risk. The translation difference of the company’s shareholders’ equity is mainly related to the Russian business operations.

Accidents and damage involving IT systems, personnel security and information security may also pose accident risks for the company. Lemminkäinen manages these by making plans for exceptional circumstances. The implementation of new IT systems also involves risks which the company manages through careful planning and training.

More information about the legal proceedings and related claims can be found in this report under Legal proceedings. A more detailed description of the financial risks is provided in the notes to the annual financial statements.

Market outlook

In Finland, the total volume of construction is expected to grow slightly in 2017. Residential construction is estimated to decline from 2016 but remain at a good level. Demand for apartments will still be focused on small units in urban growth centres. Investor sale is likely to decline but consumer sales are expected to continue to pick up. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 1.5% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan improve the outlook for both paving and infra projects. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects. In addition, especially Norway is investing in the development and renewal of energy production. In paving, public sector investments in roads are expected to increase demand in both countries.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is estimated to remain at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction is expected to start growing moderately.

Board of Directors’ proposal for the distribution of profit

The distributable shareholders’ equity shown on the balance sheet of the parent company, Lemminkäinen Corporation, amounts to EUR 165,296,474.17 consisting of EUR 90,580,653.68 in invested unrestricted equity fund, EUR 44,898,917.32 in retained earnings from previous years and EUR 29,816,903.17 in result for the financial year.

The Board of Directors proposes to the AGM that for the financial year that ended on 31 December 2016, the company will distribute a per-share dividend of EUR 0.66 to a total of EUR 15,325,134.00, after which retained earnings would stand at EUR 59,390,686.49.

Profit guidance for 2017

Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). Operating profit (IFRS) in 2017 is expected to improve from EUR 45.1 million which reflects the operational performance in 2016.

Events after the review period

Damages related to asphalt cartel: Lemminkäinen settled with the State of Finland

On 13 January 2017, Lemminkäinen and the State of Finland settled the dispute concerning damages related to the asphalt cartel and both parties will withdraw their requests for leave to appeal and appeals from the Supreme Court. Therefore the decision made by the Helsinki Court of Appeal on 20 October 2016 will be final between the parties.

Helsinki, 9 February 2017

LEMMINKÄINEN CORPORATION

Board of Directors

Through the settlement, the parties wished to end the long-lasting legal proceeding and avoid additional costs. According to the settlement agreement, the parties do not take any stand on whether there were any grounds for compensation. The capital amount of the State of Finland’s claim exceeded EUR 56 million.

Consolidated income statement (IFRS)

EUR million	Note	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Net sales	3 11	1,682.7	1,879.0

Other operating income	4	43.6	11.0
Change in inventories of finished goods and work in progress		-31.2	-81.1
Production for own use		0.1	0.1
Use of materials and services		1,158.9	1,299.6
Employee benefit expenses	23 24 25	303.1	294.9
Depreciation and amortisation	3 5	34.3	38.0
Impairment	3 5	0.2	0.4
Other operating expenses	4	132.6	140.2

Share of the profit of associates and joint ventures	26	1.5	1.4

Operating profit		67.6	37.3

Finance income	1 6	0.8	1.4
Finance costs	1 6	19.2	22.0

Profit before income taxes		49.2	16.7

Income taxes	7	-11.2	-9.4

Profit for the financial year		38.0	7.2

Profit for the financial year attributable to
Equity holders of the parent company		38.0	7.2
Non-controlling interests		0.0	0.0

Earnings per share, basic, EUR	8	1.27	-0.15
Earnings per share, diluted, EUR	8	1.26	-0.15

Consolidated statement of comprehensive income (IFRS)

EUR million	Note	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Profit for the financial year		38.0	7.2

Items that will not be reclassified to profit or loss
Defined benefit pension obligations	25 31	0.4	0.3

Items that may be reclassified subsequently to profit or loss
Translation differences	22 31	7.3	-4.2

Other comprehensive income, total		7.7	-3.9

Comprehensive income for the financial year		45.7	3.4

Comprehensive income for the financial year
Equity holders of the parent company		45.7	3.4
Non-controlling interests		0.0	0.0

Consolidated statement of financial position (IFRS)

EUR million	Note	31 Dec 2016	31 Dec 2015
ASSETS

Non-current assets
Property, plant and equipment	14	136.6	149.1
Goodwill	15	53.9	53.1
Intangible assets	15	10.0	14.0
Investments in associates and joint ventures	26	5.4	4.7
Available-for-sale financial assets	20	2.3	2.7
Deferred tax assets	7	30.7	36.9
Other non-current receivables	10	0.9	0.5
		239.6	261.0

Current assets
Inventories	9	359.3	402.0
Trade and other receivables	10	235.7	241.9
Income tax receivables		2.0	2.7
Cash and cash equivalents	18	131.4	127.9
		728.4	774.5

TOTAL ASSETS		968.0	1,035.5

EQUITY AND LIABILITIES

Equity attributable to owners of the parent company
Share capital	22	34.0	34.0
Share premium account		5.7	5.7
Invested non-restricted equity fund		91.4	91.4
Hybrid bonds	22	34.8	111.6
Translation differences	22	-18.6	-25.9
Retained earnings		148.2	153.4
Profit for the financial year		38.0	7.2
		333.7	377.6

Non-controlling interests	26	0.0	0.1
Total equity		333.7	377.6

Non-current liabilities
Interest-bearing liabilities	17	119.6	123.1
Deferred tax liabilities	7	12.3	14.7
Pension obligations	25		0.1
Provisions	13	20.4	26.6
Other non-current liabilities	12	0.3	0.5
		152.5	164.9

Current liabilities
Interest-bearing liabilities	17	92.9	131.6
Provisions	13	12.1	13.1
Advance payments received	32	122.5	105.4
Trade and other payables	12	253.4	242.1
Income tax liabilities		0.8	0.8
		481.7	492.9

Total liabilities		634.3	657.8

TOTAL EQUITY AND LIABILITIES		968.0	1,035.5

Consolidated cash flow statement (IFRS)

EUR million	Note	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015

Cash flows from operating activities (including discontinued operations)
Profit before taxes		49.2	16.7
Adjustments	30
Depreciation and impairment		34.5	38.4
Share of the profit of associates and joint ventures		-1.5	-1.4
Finance income and costs		18.4	20.6
Other adjustments		-9.0	29.2
Cash flows before change in working capital		91.7	103.4

Change in working capital
Increase (-)/decrease(+) in trade and other receivables		13.7	19.7
Increase (-)/decrease(+) in inventories		35.6	79.6
Increase (+)/decrease(-) in current liabilities		23.5	-57.8
Cash flows from operations before financial items and taxes		164.4	144.8

Interest paid		-23.1	-29.8
Other finance costs paid		-7.6	-6.2
Dividends received		0.5	0.5
Interest received		0.5	1.3
Other finance income received		0.0	0.0
Income tax paid		-3.2	-4.1
Cash flow from operating activities		131.7	106.6

Cash flows from investing activities (including discontinued operations)
Purchases of property, plant and equipment		-9.9	-9.2
Proceeds from sale of property, plant and equipment		11.7	7.4
Purchases of intangible assets		-1.5	-1.2
Proceeds from sale of intangible assets			1.0
Proceeds from sale of other investments available-for-sale		1.1	26.2
Acquired subsidiary shares less cash and cash equivalents at time of sale		-0.2	-1.6
Disposed subsidiary shares less cash and cash equivalents at time of sale		1.2	1.1
Disposed shares in associates and joint ventures			3.9
Cash flow from investing activities		2.3	27.7

Cash flows from financing activities (including discontinued operations)
Increase (-)/decrease(+) of long-term loan receivables		0.1	0.1
Proceeds from short-term borrowings		174.5	112.7
Repayments of short-term borrowings		-209.7	-182.7
Proceeds from long-term borrowings			0.0
Repayments of long-term borrowings		-0.8	-4.9
Increase (+)/decrease(-) of hybrid bonds		-77.7	-27.1
Repayments of finance lease liabilities		-14.6	-13.2
Dividends paid		-2.8
Cash flow from financing activities		-131.0	-115.0

Increase (+)/decrease(-) in cash and cash equivalents		3.0	19.4
Cash and cash equivalents at beginning of financial year		127.9	109.1
Translation difference of cash and cash equivalents		0.4	-0.5
Cash and cash equivalents at the end of financial year	18	131.4	127.9

Consolidated statement of changes in equity (IFRS)

				Invested
				non-				Parent
			Share	restricted				company	Non-
		Share	premium	equity	Hybrid	Translation	Retained	shareholders’	controlling	Total
EUR million	Note	capital	account	fund	bonds	differences	earnings	equity	interest	equity
Equity 1 Jan 2015		34.0	5.7	91.4	138.4	-21.7	164.5	412.4	0.1	412.5

Profit for the financial year							7.2	7.2	0.0	7.2

Items that will not be reclassified to profit or loss
Pension obligations	25						0.3	0.3		0.3

Items that may be reclassified subsequently to profit or loss
Translation differences	22					-4.2		-4.2		-4.2

Comprehensive income for the financial year						-4.2	7.5	3.4	0.0	3.4

Acquisition of shares of non-controlling interest							-0.2	-0.2	-0.1	-0.3
Hybrid bonds’ interests and costs							-11.2	-11.2		-11.2
Transactions with owners, total							-11.5	-11.5	-0.1	-11.5

Hybrid bonds	22				-26.7			-26.7		-26.7

Equity 31 Dec 2015		34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

				Invested
				non-				Parent
			Share	restricted				company	Non-
		Share	premium	equity	Hybrid	Translation	Retained	shareholders’	controlling	Total
EUR million	Note	capital	account	fund	bonds	differences	earnings	equity	interest	equity
Equity 1 Jan 2016		34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the financial year							38.0	38.0	0.0	38.0

Items that will not be reclassified to profit or loss
Pension obligations	25						0.4	0.4		0.4

Items that may be reclassified subsequently to profit or loss
Translation differences	22					7.3		7.3		7.3

Comprehensive income for the financial year						7.3	38.5	45.7	0.0	45.7

Acquisition of shares of non-controlling interest							0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs	22						-10.1	-10.1		-10.1
Dividends	22						-2.8	-2.8		-2.8
Expired dividends							0.1	0.1		0.1
Transactions with owners, total							-12.8	-12.8	0.0	-12.9

Hybrid bonds	22				-76.8			-76.8		-76.8

Equity 31 Dec 2016		34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

Accounting policies applied in the IFRS consolidated financial statements, 31 December 2016

In an effort to make it easier to read and understand the financial statements, the company has re-categorised the notes to the 2016 consolidated financial statements. The section of the IFRS standard is repeated as a part of the accounting policy if the company considers it necessary to understand the application of the said policy.

Basic information on the company

Lemminkäinen Corporation is a public limited company established under the laws of Finland and domiciled in Helsinki. The company’s registered address is Salmisaarenaukio 2, 00180, Helsinki, Finland. Lemminkäinen Corporation is the parent company of the Group which shares are quoted on Nasdaq Helsinki Ltd. The parent company comprises together with its subsidiaries the Lemminkäinen Group (later “the Group” or “the company”). The Group produces infrastructure and building construction services mainly in Finland, other Nordic countries, Russia and the Baltic countries.

Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations to them (IFRIC) in effect on December 31, 2016 as adopted by the EU. The notes to the consolidated financial statements are also in accordance with Finnish accounting and corporate legislation supplemental to the IFRS regulations.

When preparing the financial statements, the company management has to make accounting estimates and assumptions about the future, as well as judgement-based decisions on the application of the accounting policies. These estimates and decisions may affect the reported amounts of assets, liabilities, income and expenses for the accounting period as well as the recognition of contingent items. The estimates and assumptions are based on historical knowledge and other justifiable assumptions which are considered to be reasonable at the time of preparing the financial statements. It is possible that actuals differ from the estimates used in the financial statements. The estimates relate mainly to:

•             Assumptions made concerning goodwill impairment testing

•             Recoverability of deferred taxes

•             The amount of obsolete inventory

•             Recognition of bad debts

•             Determination of the progress of the project as well as the project’s expected revenue and costs concerning revenue recognition of construction projects with percentage-of-completion method

•             Probability and amount of provisions

The areas involving management judgements, estimates and assumption are presented in paragraph Management judgements and estimates.

The financial statements have been prepared in euros and are presented in millions of euros in the annual report. Transactions are treated on the basis of original acquisition costs, with the exception of financial instruments, pension obligations, contingent considerations in acquisitions recognised as liability and options to redeem shares from non-controlling shareholders recognised as liability.

The Board of Directors approved the publication of the consolidated financial statements on 8 February 2017. Copies of the Lemminkäinen Corporation’s and the consolidated financial statements will be available on the company’s website at www.lemminkainen.com from week 9 of 2017 onwards.

Presentation of consolidated income statement

IAS 1 Presentation of Financial Statements standard does not define operating profit. According to the definition of the company operating profit is the net amount obtained after adding other operating income to net sales and taking into account the change in inventories of finished goods and work in progress as well as production for own use, deducting the costs of use of materials and services, employee benefit expenses, depreciation, amortization and any impairment losses, and other operating expenses and adding the share of the profit of associates and joint ventures. Changes in the fair values of derivatives are recognised either in operating profit, in other operating income or in other operating expenses; or below the operating profit, in financial items depending on their nature. Exchange rate differences resulting from operating activities are recorded as adjustments to the corresponding items above the operating profit. Exchange rate gains and losses related to financing are recognised as finance income and costs.

Principles of consolidation

Subsidiaries

The consolidated financial statements include the parent company Lemminkäinen Corporation and all subsidiaries over which the Group has control. Lemminkäinen Corporation is considered to control an entity when it directly or indirectly owns more than 50 per cent of the votes or where it otherwise has the power to govern operating and financial policies. The criterion of control based on the voting right is fulfilled in all subsidiaries. Subsidiaries are consolidated in the consolidated financial statements from the date the Group gains control until the control ceases. Direct acquisition costs are recognised as other operating expenses in the income statement.

Intra-group shareholdings are eliminated by means of the acquisition method. The acquisition price comprises the consideration paid, the non-controlling interest in the acquiree, and the fair value of the previously held interest. The consideration paid is measured as the fair value of the assets given, liabilities assumed, and equity instruments issued by the Group. Any contingent consideration is measured at fair value at the time of acquisition and is included in the consideration paid. It is classified as either a liability or equity. Any contingent consideration classified as a liability is fair valued on the reporting date of each reporting period, and the resulting gains or losses are recognised through profit or loss. A contingent consideration classified as equity is not re-measured. Non-controlling interest in the acquiree is recognised on an acquisition-by-acquisition basis at either fair value or the amount corresponding to the share of the net assets of the acquiree held by non-controlling interests. The amount by which the acquisition price exceeds the fair value of the acquired net assets is recognised as goodwill on the statement of financial position. If the acquisition price is smaller than the fair value of the acquired subsidiary’s net assets, the difference is recognised in the statement of comprehensive income. Fixed price symmetrical put and call option in relation to acquisition of non-controlling interest is recognised at fair value in the financial liabilities. When this kind of option exists, the share of the non-controlling interest is not recognised in the consolidated statement of financial position.

The treatment of transactions with non-controlling interests is the same as that of transactions with the Group’s shareholders. When shares are acquired from non-controlling interests, the difference between the consideration paid and the carrying amount of the acquired net assets in the subsidiary is recognised in equity. Gains or losses from the sale of shares to non-controlling interests are also recognised in equity. When control or significant influence is lost, the remaining holding, if any, is measured at fair value and the change in the carrying amount is recognised through profit or loss. This fair value serves as the original carrying amount when the remaining holding is subsequently treated as an associate, a joint venture, or financial assets. In addition, the amounts concerning said company that were previously recognised in other comprehensive income are treated as if the Group had directly surrendered the related assets and liabilities. This means that amounts previously recognised in other comprehensive income items are recycled to profit or loss.

Intra-group transactions; unrealised internal margins; and internal receivables, liabilities, and dividend payments are eliminated in consolidation. The distribution of profit for the financial year to the shareholders of the parent company and to the non-controlling interests is presented in the income statement. On the statement of financial position, the non-controlling interest is included in the total equity of the Group.

Joint operations

The participating parties of a joint operation have the rights to the assets, and obligations for the liabilities, relating to the arrangement. The company’s consortiums are classified as joint operations since the Group has joint control in these consortiums with another entity and they are not separate legal entities. The company’s contractually agreed share of the consortium’s assets, liabilities, revenues and expenses are consolidated to the consolidated financial statements. The company’s alliance projects are not classified as joint operations since the factual joint control is not considered to exist. The customer always has the final right to decide on the continuity of the project. Revenue from alliance projects is recognised with percentage-of-completion method.

Associates and joint ventures

Associates are entities over which the company has significant influence, but neither control nor joint control. Typically the significant influence is considered to exist when the company holds 20 per cent or more of the voting rights of the entity but does not have control. An entity is classified as a joint venture when the company has joint control with another party and when decisions about the relevant activities require the unanimous consent of both parties. When classifying the arrangement the management estimates the arrangement’s actual nature of decision making as well as contractual rights and obligations.

Associates and joint ventures are consolidated using the equity method. In equity method the Group’s share of the profit of the joint venture corresponding to its ownership stake is included in the consolidated income statement. Correspondingly, the Group’s share of the equity in the joint venture, including the goodwill arising from its acquisition, is recorded as the value of the Group’s holding in the joint venture on the consolidated statement of financial position. If the Group’s share of the losses of a joint venture exceeds the investment’s carrying amount, the investment is assigned a value of zero on the statement of financial position and the excess is disregarded, unless the Group has obligations related to the joint venture.

Unrealised gains arising in connection with business and fixed asset transactions between the Group and joint ventures are eliminated in proportion to the holding. The eliminated gain is recognised through profit or loss as it is realised. Any dividend received from the joint venture is eliminated from profit and from the acquisition value of the shares.

Segment reporting

Reported segment information is based on internal segment reporting to the chief operating decision maker. Lemminkäinen Group’s chief operating decision maker is the President and CEO of Lemminkäinen Corporation. Internal segment reporting to the management covers net sales, depreciation, operating profit, and operating capital. The reported operating capital consists of property, plant and equipment, goodwill, other intangible assets and net working capital. The net working capital includes inventories, current trade and other receivables, provisions, current trade and other payables as well as income tax receivables and liabilities. However, the net working capital allocated to the segments excludes accrued personnel expenses and accrued interest, accruals related to derivatives as well as accrued direct and indirect taxes. These figures are reported separately as items unallocated to segments. The figures reported to the management are accurate to the nearest thousand euros.

The company changed its reporting structure on 1 January 2016. Along with the strategy review, the Paving segment’s project-type business operations in Finland, such as earthworks, was transferred to the Infra projects segment.

The reportable operating segments remain unchanged:

•             Paving

•             Infra projects;

•             Building construction, Finland and

•             Russian operations.

The comparative figures have been changed only in the Paving and Infra projects operating segments. The Group parent company and other operations and assets unallocated to the segments as well as the real estate rental business called Finavo Oy and companies managing individual plots and plants mainly outside Finland are reported as part of the Group’s other operations.

Reportable segment information is prepared according to the accounting policies applied for the consolidated financial statements with the exception of discontinued operations, which are not specified in the segment information.

Intra-group transactions are priced at market prices. The cost plus method, wherein the price of a product or service is determined by the addition of an appropriate profit mark-up to the costs incurred, is the main transfer pricing method applied.

Non-current assets held for sale and discontinued operations

The company did not have either assets classified as held-for-sale or discontinued operations during the financial year or at the end of comparison period.

Foreign currency items

The consolidated financial statements are presented in euros, which is also the functional and presentation currency of the Group’s parent company. The figures relating to the profit and financial position of Group companies are initially recognised in the functional currency of their operating environment. Every Group company’s functional currency is the primary currency of the economic environment in which the entity/company operates. Transactions in foreign currencies are translated into the functional currency at the exchange rates prevailing on the date of the transaction. Receivables and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the reporting date. Exchange rate differences resulting from operating activities are recorded as adjustments to the corresponding items above the operating profit. Exchange rate gains and losses related to financing are recognised as finance income and costs.

Income statements of Group companies outside the Euro area are translated into euros in line with the average exchange rates for the accounting period. Items in the statement of financial position and in the statement of comprehensive income are translated into euros at the exchange rates prevailing on the reporting date. The translation differences resulting from the translation of the income statement and the statement of financial position at different exchange rates and from the elimination of the acquisition cost of subsidiaries outside the euro area are recognised in equity and the changes presented in the statement of comprehensive income. When foreign subsidiaries or businesses operating in foreign currency are divested, the translation difference accrued in equity is recognised through profit and loss as part of gains or losses.

Goodwill arising from the acquisition of subsidiaries outside the euro area as well as fair value adjustments to the carrying amounts of the assets and liabilities of the foreign subsidiaries are treated as assets and liabilities of the foreign subsidiaries in question and are translated into euros at the exchange rates prevailing on the reporting date.

Financial assets

Financial assets are recognised on the settlement date. The Group classifies financial assets on initial recognition into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables. The category is determined in accordance with the purpose for which the financial asset has been acquired. Financial assets are derecognised once the Group has lost the contractual right to their cash flows or when it has substantially transferred their risks and rewards to a party outside the Group.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include all derivative contracts that do not meet the hedge accounting criteria. These derivative contracts include interest rate, foreign exchange and commodity derivatives. Derivatives are carried at fair values based on market prices and generally accepted valuation models. Changes in the fair values are recognised according to the nature of the derivative, either in the Group’s financial items or in other operating income or expenses.

Available-for-sale financial assets

Available-for-sale financial assets are financial assets other than derivative contracts, that are specifically designated as such or that are not classified in any other category. The Group’s available-for-sale financial assets include property, housing-company and other shares, as well as short-term money-market investments. Available-for-sale financial assets are measured at fair value. Changes in the fair values are recognised in equity and presented in other comprehensive income. If a fair value cannot be reliably measured, the asset is recognised at cost less impairment, if any. The dividends from equity instruments included in available-for-sale financial assets and the interest from fixed-income instruments are recognised under financial items.

When financial assets classified as available-for-sale are sold or impairment is recognised, accumulated fair value changes recognised in equity are reclassified in profit or loss either under other operating income or expenses if the asset is an equity instrument, or under financial items if the asset is other than an equity instrument.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. Loans and receivables of the Group also include trade and other receivables on the statement of financial position. Loans and receivables are initially recognised at fair value added with transaction costs and are subsequently measured at amortised cost using the effective interest rate method.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, bank-account balances and liquid money-market investments with original maturities of three months or less.

Impairment of financial assets

On every reporting date, the Group assesses whether there is any objective evidence of impairment of the value of a financial asset or a group of financial assets. If there is objective evidence of impairment, the amount recoverable from the financial asset, which is the fair value of the asset, is estimated and the impairment loss is recognised wherever the carrying amount exceeds the recoverable amount. Impairment losses are recognised in the income statement. For example, when a debtor is in significant financial difficulties, any probable bankruptcy, delinquent payments, or payments that are more than 90 days overdue constitute evidence of possible impairment of the receivables.

Financial liabilities

Financial liabilities are initially recognised on the settlement date at fair value less transaction costs. Subsequently, all financial liabilities except derivative instruments are measured at amortised cost using the effective interest rate method. Financial liabilities at fair value through profit or loss include all derivative contracts that do not meet the hedge accounting criteria. These derivative contracts include interest rate, foreign exchange and commodity derivatives. Derivatives are carried at fair values based on market prices and generally accepted valuation models. Changes in the fair values are recognised according to the nature of the derivative, either in the Group’s financial items or in other operating income or expenses.

Fees paid on the establishment of loan facilities are capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

The Group has non-current and current financial liabilities, and they may be interest-bearing or non-interest-bearing. Financial liabilities are derecognised once the Group’s obligations in relation to liability is discharged, cancelled or expired.

Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value on the statement of financial position on the date a derivative contract is entered into and subsequently re-measured at their fair value on each reporting date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group applies cash flow hedge accounting for certain variable-rate loans. The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risks management objectives and strategy. The effectiveness of the hedging relationship is assessed at inception and then at regular intervals at least on every reporting day. The gain or loss relating to the effective portion of the eligible derivatives are deferred in hedging reserve of equity and presented in other comprehensive income. The ineffective portion is recognised under financial items in the income statement. The cumulative change in fair value is transferred from equity and recognised in the income statement for the periods in which the hedged item affects the result.

When a hedging instrument expires or is sold, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting is ceased. Any cumulative gain or loss from the hedging instrument remains in equity until the forecasted transaction is ultimately recognised in the income statement. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within financial items.

Derivatives that are not eligible for hedge accounting are classified as current assets or liabilities. Changes in the fair value of these derivatives are recognised according to the nature of the derivative, either in other operating income and expenses or in the financial items.

Revenue recognition

Revenues from goods and services sold are recognised as net sales less indirect taxes and discounts. If the sales transaction contains both unconditional and contingent considerations, the company examines the meeting of revenue recognition criteria concerning both considerations separately.

Recognition of revenue from construction projects

PERCENTAGE-OF-COMPLETION

When recognising revenue from construction projects, the company applies the percentage of-completion method if the project in question possesses the characteristics of construction contract and the project’s outcome can be estimated reliably. Construction contracts from which revenue is recognised with percentage of-completion method are specifically negotiated for the construction of an asset or a combination of assets. In the case of real estate construction, the buyer must also be able to decide on the primary structural or functional characteristics of the project before or during construction, in order for the real estate construction project to be recognised using the percentage-of-completion method. If the project’s outcome cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable and costs are expensed in the period in which they incur.

The percentage-of-completion of a project is calculated as the ratio of actually incurred costs to estimated total costs. If it is likely that the total costs needed for completion of a project on the order book will exceed the total revenue receivable from the project, the anticipated loss is immediately recognised in its entirety as an expense.

When the costs incurred and recognised profits are greater than billing based on the project’s progress, the difference is presented under the statement of financial position item ‘trade and other receivables’ as project income receivables. If the costs incurred and recognised profits are less than the billing based on the project’s progress, the difference is presented in the statement of financial position item ‘accounts payable and other current liabilities’ as received advance payments or project expense liabilities.

In commercial building construction, the amount and probability of lease liability commitment is estimated as a project progresses, and it is included in the total cost estimate. A lease liability commitment is recorded as a liability when the construction project has been completed.

There are long-term construction projects from which revenue is recognised with percentage-of-completion method in all segments of the company.

COMPLETED CONTRACT METHOD

Revenue from building construction projects, where the buyer does not have a contractual right to specify major structural elements of the building is recognised on completion in connection with delivery and in accordance with revenue recognition principles of the sale of manufactured goods. Projects from which revenue is recognised on completion are mostly Building Construction’s own housing and commercial building developments.

Recognition of revenue from services

Revenue recognition from services is based on the percentage-of-completion on the reporting date. The same revenue recognition principles are applied as for recognition of construction projects under the percentage-of-completion method. Service business exists in all segments of the company.

Recognition of revenue from the sale of manufactured goods

The company recognises revenue from the sale of manufactured goods at the time when the significant risks and rewards associated with product ownership are transferred to the buyer and the company no longer has any authority or control over the product. As a rule, this means the time when the product is handed over to the customer in accordance with the agreed terms and conditions of delivery. The fair value of revenue received, adjusted for indirect taxes, discounts given and exchange rate differences on foreign currency sales, is presented in the income statement as net sales. Primarily, there are sales of manufactured goods, such as mineral aggregates and asphalt mass, in the Paving segment.

Revenue recognition of life-cycle projects

In life-cycle projects, the operator — that is, the service provider — builds or improves the infrastructure used for service provision and provides operation services for said infrastructure. The company recognises revenue from construction and improvement services as well as from operation services on the basis of the percentage-of-completion.

Recognition of interest and dividends

Interest income is recognised over the period of the borrowing using the effective interest rate method. Dividends are recognised when the right to receive payment is established.

Non-current assets

Property, plant and equipment

Property, plant and equipment are recognised on the statement of financial position at cost less depreciation and impairment. Property, plant and equipment are depreciated on a straight-line basis over their estimated useful economic lives from the day they are available for use. Land areas are not subject to depreciation. Estimated useful economic lives of property, plant and equipment are as follows:

•                  Buildings and structures 10–40 years

•                  Machinery and equipment 3–15 years

•                  Mineral aggregate deposits depreciation based on material depletion

•                  Other property, plant and equipment 10 years

Normal maintenance and repair costs are expensed as incurred. Significant improvements or additional investments are capitalised as part of the acquisition cost of the corresponding asset and depreciated over the remaining useful economic life of the asset to which they pertain, provided that it is likely that the company will derive future economic benefit from the asset. Gains on disposal of property, plant and equipment are presented in other operating income, and losses in other operating expenses. The company expenses the interest costs of the acquisitions of property, plant and equipment, unless the asset meets the requirements for capitalisation of borrowing costs, in which case they are capitalised as part of the acquisition cost.

Intangible assets

An intangible asset is recognised in the statement of financial position, when the cost of the asset can be measured reliably and it is probable that the expected economic benefits that are attributable to the asset will flow to the entity.

GOODWILL

Goodwill is the amount by which the acquisition cost exceeds the Group’s interest in the net fair value of its identifiable assets, liabilities and contingent liabilities at the time of acquisition. Possible non-controlling interest is measured either at fair value, or a value equal to the non-controlling owners’ proportions of the identifiable net assets of the acquiree. The valuation principle is determined separately for each acquisition.

Goodwill is not amortised. Instead, the possible impairment of goodwill is tested annually and every time there’s evidence of impairment. In the impairment testing, goodwill is allocated to cash-generating units. Goodwill is recognised on the financial statements at cost less impairment, if any, which is expensed on the income statement.

INTANGIBLE RIGHTS

Intangible rights include IT software licence fees, rights to use land as well as other licence fees and patents, including their advance payments. Intangible rights are recorded at cost in the statement of financial position and are depreciated over their useful economic lives. The interest costs are expensed, unless the asset meets the capitalisation criteria of borrowing costs, in which case they are capitalised as part of the cost of the asset. The estimated useful lives of intangible rights are:

•                  IT software licence fees 5 years

•                  Other intangible assets 5–10 years

OTHER INTANGIBLE ASSETS

Other intangible assets include expenditure that are not related to property, plant and equipment and have economic effects lasting longer than one year. Other intangible assets create future economic benefits over their useful economic lives. The benefits can be either income or cost savings. Other intangible assets are mainly renovation expenses of rental properties.

RESEARCH AND DEVELOPMENT EXPENDITURE

Research and development expenditures are expensed when incurred, except for those development expenditures that meet the capitalisation criteria of IAS 38. For the time being there are not considered to be any development expenditures that meet the capitalisation criteria.

Grants received

Government grants received from a public-sector source are recognised as other operating income at the same time that corresponding costs are recognised. Investment grants are deducted from the cost of the asset in question.

Impairment

The carrying amounts of assets are assessed on each reporting date to determinate whether there are indications of Impairment. If indications of impairment are found, the recoverable amount for the asset in question is assessed. An impairment loss is recognised on the income statement if the carrying amount exceeds the recoverable amount. The recoverable amount for an asset is either its fair value less costs to sell or, if higher, its value in use. In the measurement of value in use, expected future cash flows are discounted to their present value with discount rates that reflect the time value of money and the risks specific to the asset. The Weighted Average Cost of Capital (WACC) is used as the discount factor. WACC takes into account the risk-free interest rate, the liquidity premium, the expected market rate of return, the industry’s beta value, country risk and the debt interest rate, including the interest rate margin. These components are weighted according to the fixed, average target capital structure of the sector. If it is not possible to calculate the recoverable cash flows for an individual asset, the recoverable amount for the cash-generating unit to which the asset belongs is determined.

Goodwill is tested for impairment annually and whenever it may be concluded that there is a need to do so. Goodwill is allocated to cash-generating units in a consistent manner. In the impairment tests, the recoverable amount from the business of a cash-generating unit is derived from value-in-use calculations using cash flow forecasts based on comprehensive profitability plans confirmed by the management for a specific period as well as other justifiable estimates of the future outlook for the cash-generating unit and its business sector.

Impairment losses related to assets other than goodwill are reversed if the estimates used for determination of the recoverable amount of the asset have changed. The biggest permitted reversal equals the carrying amount of the asset less depreciation if impairment was not recognised in earlier years.

Leasing agreements wherein the Group is the lessee

Leasing agreements that pertain to property, plant and equipment in which a substantial proportion of the risks and rewards of ownership are transferred to the Group are classified as finance leases. Finance leases are presented as assets in the statement of financial position at a value equal to the fair value of the leased item on the date of the lease’s commencement or, if lower, the present value of the minimum lease payments. Corresponding liability is presented in current and non-current interest bearing liabilities.

Assets leased under finance leases are depreciated over the useful economic life of the asset class or a shorter period as the life of the lease elapses. Possible impairment losses are recognised as reductions of the asset in question. Annual lease payments are divided into finance costs and debt amortisation instalments over the life of the lease so that the same interest rate is applied to the outstanding debt in every accounting period.

Leasing agreements in which the risks and rewards of ownership are retained by the lessor are treated as operating leases. Payments under operating leases are treated as lease expenses, and they are expensed over the lease term. If the lease agreement is not expected to yield future economic benefits, the minimum lease payments under the contract are recognised as costs.

Inventories

The Group’s inventory comprises among others Building Construction, Finland segment’s housing and commercial property under construction and completed apartments and commercial property as well as land areas and real estate. Paving segment’s mineral aggregates inventories are included in products and goods. Raw materials, such as bitumen, used in production of asphalt mass are included in materials.

The cost of materials and supplies is assigned by using the FIFO (first-in, first-out) principle. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. The costs of selling are not included in the valuation of inventories at cost.

Building plots are land areas which consist of the original costs and development costs if they are perceived to increase the value of the land area.

Housing and commercial property under construction are Group’s own developments. The cost comprises the construction and plot costs not yet expensed. Finance costs are included in the valuation of inventories at cost only when the capitalisation criteria of borrowing costs are met.

Completed apartments and commercial property are unsold shares of completed own developed residential and commercial projects.

The cost of mineral aggregate products included in products and goods comprise direct manufacturing salaries, other direct manufacturing costs as well as a proportion of production overheads. The cost is assigned by using the weighted average principle.

Inventories are measured at the lower of acquisition cost and net realisable value. Net realisable value is the estimated selling price in ordinary business operations less the estimated expenditure on product completion and sales. The carrying amounts of separate items in inventories are not decreased when the completed products in which the items belong to are expected to be sold at a price equalling or exceeding the combined acquisition costs of the separate items.

Treatment of own building developments

Expenditure committed to own building developments is capitalised on the statement of financial position as inventories. Liabilities and prepayments related to real estates under construction are included in current liabilities. The share of loans obtained that corresponds to the unsold proportion of apartments that are still under construction as well as the proportion of loans for completed but unsold apartments is included in current interest-bearing liabilities.

Employee benefits

Pension obligations

The pension schemes of Lemminkäinen’s Group companies are generally defined contribution plans. Defined contribution plan related payments are made to pension insurance companies, after which the Group has no other payment obligations. Payments in respect of defined contribution plans are expensed on the income statement in the accounting period in which they accrue. Other pension plans than defined contribution plans are defined benefit plans. In the case of a defined benefit plan, a pension liability is recognised to the extent that the plan gives rise to a pension obligation. If a defined benefit plan gives rise to a pension surplus, it is recognised in prepayments and accrued income on the statement of financial position.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The amount of pension obligation is calculated by deducting the fair value of the assets belonging to the pension scheme from the present value of the future pension obligations. The defined benefit pension costs consist of employee service based expenses and are booked to employee benefit expenses for the duration of the employee service. Net interests from defined benefit plans are booked to finance income or costs. The actuarial gains and losses are recognised through the statement of comprehensive income as a change in pension obligation or asset.

The company’s pension obligations are not material for the company’s financial statements.

Share-based remuneration schemes

The Group has a share-based remuneration schemes. Share-based rewards are measured at fair value of Lemminkäinen share on the date of their being granted and expensed over their vesting and commitment periods. More detailed information about share-based remuneration can be found in the notes to the consolidated financial statements.

Provisions, contingent liabilities and contingent assets

A provision is made when the Group has a legal or constructive obligation based on some past event and it is likely that exemption from responsibility would either require a payment or would result in a loss, and that the amount of liability can be reliably measured. Provisions have not been discounted because of the minor effect of the discounting.

Warranty provisions cover after completion repair costs arising from warranty obligations. Warranty provisions are calculated on the basis of the level of warranty expenses actually incurred in earlier accounting periods and are recognised as a liability when a project is completed. If the Group will receive reimbursement from a subcontractor or material supplier on the basis of an agreement in respect of anticipated expenses, the future compensation is recognised when its receipt is considered secure. Provisions related to housing construction are expected to be used within one year after the provision is made. Warranty provisions related to other construction projects are mainly used in 1–2 years after the provision is made.

Provision is made for onerous contracts when the amount of expenditure required by the agreement to fulfil the obligations exceeds the benefits that may be derived from it. The provisions made for onerous contracts do not include the losses from construction contracts.

Environmental provisions are mainly related to a site’s landscaping obligations. Landscaping provision is made in respect of those sites where landscaping is a contractual obligation. The amount of the provision is based on the use of ground materials. The expected time for using landscaping provisions depends on the use of the site, because in most cases the landscaping work starts after the use of the site ceases. In addition, environmental provisions cover other provisions related to environmental obligations.

10-year liability provision arising from Finnish residential and commercial construction is determined by considering the class of 10-year liabilities as a whole. In this case, the likelihood of future economic loss for one project may be small, although the entire class of these obligations is considered to cause an outflow of resources from the company.

Lease liability commitment arises, when the company has a contractual obligation to obtain tenants for premises not yet leased in a commercial real estate under construction or for sale. The amount and probability of lease liability commitment is estimated as the project progresses concerning commercial real estate under construction. The lease liability commitment is recorded as provision when project has been completed. Concerning commercial real estate for sale, the amount of lease liability commitment is estimated at time of sale. That is the time when the lease liability is recorded as well. Provisions for lease commitments are expected to be used in 1–3 years after the provision is made.

The company recognises a provision for legal proceedings when the company’s management estimates that an outflow of financial resources is likely and the amount of the outflow can be reliably estimated.

Contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence of an uncertain future event that is not wholly within the control of the Group. In addition, a present obligation whose settlement is not likely to require and outflow of financial resources and an obligation whose amount cannot be measured with sufficient reliability are deemed contingent liabilities. No provision is made for contingent liability and it is presented in the notes of the financial statement.

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognised in financial statements but it is presented in the notes of the financial statement.

Income taxes

Taxes calculated on the basis of the taxable profit

or loss of Group companies for the accounting period, adjustments to taxes for earlier accounting periods, and change in the deferred tax liability and assets are recognised as income taxes on the consolidated income statement. The tax effect associated with items recognised directly in equity is recognised correspondingly in equity. The current tax charge is calculated using the tax rate that is in force at the end of the reporting period.

The deferred tax is calculated from the temporary differences between taxation and accounting, with either the tax rate in force on the reporting date or a known tax rate that will come into force at a later date. A deferred tax liability is not recognised in respect of a temporary difference that arises from the initial recognition of an asset or liability (other than from a business combination) and affects neither accounting income nor taxable profit at the time of transaction. A deferred tax asset is recognised only to the extent that it is likely that there will be future taxable profit against which the temporary difference may be utilised. The most significant temporary differences arise from unused tax losses, the revenue recognition practice for construction projects,, finance leases, and accelerated depreciations for tax purposes.

Carry-forward tax losses are treated as a tax asset to the extent that it is likely that the company will be able to utilise them in the near future. A deferred tax liability is only recognised in respect of the undistributed profits of subsidiaries if payment of the tax is expected to be realised in the foreseeable future. The Group’s deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority.

Equity and distribution of dividends

Treasury shares

Where the parent company of the Group or any group company purchases the parent company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the company’s equity holders until the shares are cancelled. Where such ordinary shares are subsequently sold or reissued, any consideration received is included in the equity attributable to the company’s equity holders. No gain or loss is recognised in the income statement from purchasing, selling, issuance or cancellation of company’s equity instrument.

Share premium account

Share premiums are recognised in the share premium account.

Invested unrestricted equity fund

Invested unrestricted equity fund includes the subscription prices of shares to the extent that they are not entered into share capital on the basis of a separate decision.

Hybrid bond

A hybrid bond is recognised in shareholders’ equity after equity belonging to shareholders. The bond holders do not have any rights equivalent to ordinary shareholders, and the bond does not dilute shareholders’ ownership in the company. The company has no contractual obligation to repay the loan capital or the interest on the loan. The hybrid bond is initially recognised at fair value less transaction cost and subsequently the bond is measured at cost. If interest is paid to the hybrid bond, it is recognised directly into retained earnings.

Translation differences

Translation differences include the differences arising from the translation of the Group’s foreign entities’ non-Euro denominated financial statements into Euros. In previous years the Group hedged the net investment in foreign entities and hedging gains and losses from hedge instruments are also included in the translation differences, provided they qualified for hedge accounting. The Group has not applied hedge accounting for hedging the net investment in foreign entities during the reporting period.

Distribution of dividends

The proposed dividend by the Board of Directors to the annual general meeting is recognised as a deduction of distributable equity when it has been approved by the annual general meeting.

Earnings per share

A basic earnings per share is calculated dividing the profitattributable to equity holders of the parent company by the weighted average number of ordinary shares in issue during the year. Hybrid bond interests which are accrued in the accounting period despite the time of payment and costs of hybrid bond redemption adjusted with tax effect are removed from the profit/result for the financial year. Treasury shares held by the company and outstanding ordinary shares that are contingently returnable are excluded from the weighted average number of ordinary shares in issue.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume the conversion of all dilutive potential shares unless the potential shares are antidilutive.

Management judgement and estimates

Goodwill impairment testing

Goodwill is tested for potential impairment annually and whenever there are indications of impairment. The recoverable amount from the business of a cash-generating unit is derived from value-in-use calculations. These calculations require a significant use of estimates and assumptions. The cash flow forecasts are based on profitability plans approved by the company’s management for a certain period and on other justifiable estimates of the prospects for the business sector and the cash-generating unit. The key uncertainties in value-in-use calculations are the discount rate and the long-term growth assumption. A more detailed description of the estimates and assumptions concerning goodwill impairment testing is given in the notes to the financial statements.

Deferred tax assets

The management regularly estimates the recoverability of deferred tax assets. Deferred tax assets from tax losses are recorded to the amount that the management estimates, based on its profit forecasts, to be utilisable in the future, considering the expiration period of tax losses.

Inventories

The management regularly estimates, in its best judgement, the potential obsolescence of inventories by comparing their cost with the net realisable value. The net realisable value is an entity-specific value which is based on the most reliable evidence available at the time. Materials and other supplies held for use in the production of inventories are not written-down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Trade receivables

The valuation of trade receivables involves a risk of credit loss. The management regularly estimates past-due trade receivables. The estimates are done according to the Group’s credit risk policy and are based on realised customer-specific credit losses, the company’s empirical knowledge and surveys.

Recognition of revenue from construction projects

Revenue recognition on the basis of the percentage of completion is based on estimates of the project’s expected revenue and costs as well as on the reliable determination of the progress of the project. In order to make a reliable estimate, the project’s costs are determined and itemised as accurately as possible. To determine revenue, the management has to estimate factors affecting the total revenue amount. If estimates of the project’s outcome change, recognised revenue and profit will be adjusted for the reporting period when the change first became known and could be estimated.

Recognition of provisions

Recognition of provisions involves probability- and amount-related estimates. The management estimates, based on its best knowledge, the probability of the realisation of an obligation that exists at the reporting date as well as the obligation’s amount. The estimate of the probability and amount of realised costs is based on previous similar events and experience-based knowledge.

Notes to the consolidated financial statements (IFRS)

About the report

1 Adjustments concerning prior periods

2 Unusual events during the accounting period

Performance

3 Business segments and market areas

4 Other operating income and expences

5 Depreciation, amortisation and impairment

6 Finance income and costs

7 Taxes

8 Earnings per share

Operating capital

9 Inventories

10 Trade and other receivables

11 Construction projects

12 Trade and other payables

13 Provisions

14 Property, plant and equipment

15 Intangible assets

Funding and financial risks

16 Financial risk management

17 Interest-bearing liabilities

18 Cash and cash equivalents

19 Derivative financial instruments

20 Available-for-sale financial assets

21 Financial assets and liabilities by category

22 Shareholders’ equity and dividends

Employee benefits

23 Employee benefits and number of employees

24 Remunerations of key management personnel

25 Pension obligations

Other notes

26 Investments

27 Operating lease commitments

28 Contingent assets and liabilities

29 Transactions with related parties

30 Adjustments to cash flows

31 Other comprehensive income items

32 New IFRS standards

About the report

1 Adjustments concerning prior periods

In the beginning of 2016 the company adjusted it’s presentation of financial items by netting the foreign exchange differences and presenting them by their net value either in finance income or finance costs. Adjusted figures give more accurate view of company’s finance income and costs. Earlier the company presented foreign exchance income in finance income and foreign exchange costs in finance costs. This change has no effect on other items on income statement or balance sheet. The effect of adjustment is presented in the tables below.

			Adjusted			Adjusted
	Jan–Dec		Jan–Dec	Jan–Sep		Jan–Sep
EUR million	2015	Adjustment	2015	2015	Adjustment	2015
Finance income	33.9	-32.5	1.4	27.5	-26.4	1.1
Finance costs	54.5	-32.5	22.0	43.0	-26.4	16.6
Net finance costs	20.6		20.6	15.5		15.5

			Adjusted			Adjusted
	Jan–June		Jan–June	Jan–March		Jan–March
EUR million	2015	Adjustment	2015	2015	Adjustment	2015
Finance income	17.8	-17.5	0.3	7.6	-7.4	0.1
Finance costs	29.0	-17.5	11.5	13.3	-7.4	5.9
Net finance costs	11.2		11.2	5.8		5.8

2 Unusual events during the accounting period

On 20 October 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. Regarding the 37 claims against Lemminkäinen, Lemminkäinen and other asphalt industry companies are entitled to receive reimbursements in total approximately EUR 20 million (consisting of capital amount of approximately EUR 14 million less as well as interest and legal expenses of approximately EUR 6 million less than according to the decisions of the District Court).

Of these reimbursements, Lemminkäinen is entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total EUR 19.4 million consisting of capital as well as interest and legal expenses. On 31 December 2016, Lemminkäinen had EUR 8.5 million worth of receivables from the claimants. Of these receivables EUR 5.0 million were paid by claimants in January 2017.

Lemminkäinen has as such deemed the claims for damages unfounded. Lemminkäinen has requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal’s decisions regarding those 13 municipalities’ claims, where the claimants’ claims were partly accepted and where Lemminkäinen did not reach a settlement with the claimants after the Helsinki Court of Appeal’s decisions. Lemminkäinen has settled with 17 municipalities. The parties agreed not to request leave to appeal from the Supreme Court concerning the Helsinki Court of Appeal’s decisions.

On 13 January 2017, Lemminkäinen and the State of Finland settled the dispute concerning damages related to the asphalt cartel and both parties will withdraw their requests for leave to appeal and appeals from the Supreme Court. Therefore the decision made by the Helsinki Court of Appeal on 20 October 2016 will be final between the parties. Through the settlement, the parties wished to end the long-lasting legal proceeding and avoid additional costs. According to the settlement agreement, the parties do not take any stand on whether there were any grounds for compensation. The capital amount of the State of Finland’s claim exceeded EUR 56 million. Concerning Lemminkäinen, there are still 13 pending requests for leave to appeal submitted by Lemminkäinen as well as 19 requests for leave to appeal submitted by municipalities in the Supreme Court concerning Helsinki Court if Appeal’s decision on 20 October 2016 regarding damages related to the asphalt cartel.

In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. Based on the Helsinki Court of Appeal’s decisions given on 20 October 2016 Lemminkäinen lowered the provision to EUR 5.1 million. Year-on-year change of the provision was EUR 8.0 million.

Performance

3 Business segments and market areas

Lemminkäinen changed its reporting structure on 1 January 2016. Along with the strategy review, the Paving segment’s project-type business operations in Finland, such as earthworks, were transferred to the Infra projects segment. The reportable business segments are: Paving; Infra projects; Building construction, Finland; and Russian operations.

Paving

The Paving segment includes the Group’s paving and mineral aggregates business in Finland, Scandinavia and the Baltic countries.

Infra projects

The Infra projects segment includes the rock engineering, earthworks and civil engineering businesses in Finland, Scandinavia and the Baltic countries.

Building construction, Finland

Building construction covers residential construction, commercial construction, industrial construction, renovation, property development and public-private partnership services. The company has both development and contracted projects.

Russian operations

In Russia, Lemminkäinen operates in the paving business as well as the building construction business in both development and contracted projects in St Petersburg and Moscow regions. The latest residential development project of the Russian operations for now was completed at the end of 2015. The company has decided to refrain from starting new residential development for the time being.

Other operations

The Group’s parent company as well as other operations and assets unallocated to the segments are reported as part of the other operations.

Unallocated items

Unallocated items include accrued personnel expenses and interest, accruals related to derivatives as well as accrued direct and indirect taxes which are not allocated to the segments’ operating capital.

Operating segments

			Building
1 Jan–31 Dec 2016		Infra	construction,	Russian	Other		Group total,
EUR million	Paving	projects	Finland	operations	operations	Eliminations	IFRS
Net sales	757.6	317.1	581.2	54.5	30.3	-58.0	1,682.7
Depreciation and impairment	22.7	4.8	0.1	1.0	5.9		34.5
Operating profit	25.8	7.6	17.2	-3.8	20.9		67.6

			Building
1 Jan–31 Dec 2015		Infra	construction,	Russian	Other		Group total,
EUR million	Paving	projects	Finland	operations	operations	Eliminations	IFRS
Net sales	796.2	341.4	537.8	136.7	106.1	-39.2	1,879.0
Depreciation and impairment	24.6	6.2	0.2	1.5	6.0		38.4
Operating profit	19.8	8.9	12.9	2.9	-7.2		37.3

EUR million	31 Dec 2016	31 Dec 2015
Operating capital by operating segment
Paving	209.2	227.6
Infra projects	10.1	4.8
Building construction, Finland	215.8	274.8
Russian operations	23.7	35.0
Segments, total	458.8	542.2
Other operations	15.3	8.6
Items unallocated to segments	-85.9	-76.0
Group total, IFRS	388.2	474.8

Seasonality of business

Seasonality of certain operations of the company affects the company’s profit and its timing. Weather conditions influence the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which affects the company’s profit and its timing. The working seasons of these businesses and consequently their profits take place mostly in the second and third quarters. In addition, there may be some seasonality in the Infra projects segment’s foundation engineering business due to the timing of building construction projects.

Revenue from residential and non-residential development projects is recognised, for the sold proportion, on completion which causes seasonal fluctuations to the company’s profit. The company seeks to balance this fluctuation by launching new developed projects evenly throughout the year in which case the projects will be completed and revenue from them is recognised as evenly as possible throughout the year.

Information by market area

				Baltic	Other
EUR million	Finland	Scandinavia	Russia	countries	countries	Total
1 Jan–31 Dec 2016
Net sales	1,133.0	376.5	54.5	117.5	1.2	1,682.7
Assets	688.6	195.0	42.5	40.9	0.9	968.0
Investments	7.6	10.7	1.1	1.4		20.8

				Baltic	Other
EUR million	Finland	Scandinavia	Russia	countries	countries	Total
1 Jan–31 Dec 2015
Net sales	1,117.9	497.7	136.7	116.5	10.1	1,879.0
Assets	800.2	147.9	57.2	28.7	1.5	1,035.5
Investments	4.1	4.1	1.6	0.5		10.3

Net sales is determined by customer location and the carrying amount of assets based on their geographic location.

4 Other operating income and expences

Other operating income

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Gain on sales of property, plant and equipment	5.3	2.8
Gain on sales of available-for-sale financial assets	1.1	0.6
Rental income	1.6	2.5
Gain from hedging purchases and sales*	5.1	0.2
Grants and compensation on damages received	0.5	0.6
Legal proceedings concerning the damages related to the asphalt cartel**	27.4
Others	2.6	4.3
	43.6	11.0

* Gain from hedging purchases and sales includes realised gains and changes in fair values of commodity derivatives which are used for hedging bitumen purchases and currency derivatives which are used for hedging purchases and sales.

** Legal proceedings concerning the damages related to the asphalt cartel are described in more detail in the note 2.

Other operating expences

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Loss on the sale of property, plant and equipment and intangible assets	0.6	0.7
Voluntary personnel expenses	9.1	8.6
Rental expenses	24.9	30.3
Losses from hedging purchases and sales*	2.4	6.4
Damages-related legal proceedings**		0.7
Credit losses	1.1	1.1
Other expenses	94.4	92.4
	132.6	140.2

* Losses from hedging purchases and sales includes realised losses and changes in fair values of commodity derivatives which are used for hedging bitumen purchases and currency derivatives which are used for hedging purchases and sales.

** Damages-related legal proceedings consist of the change in the provision related to the claims for damages related to the asphalt cartel pending a main proceeding.

The table below shows the fees of the audit firm elected by the General Meeting of the parent company. The fees have been recorded in other operating expences.

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Statutory audit fees	0.4	0.4
Tax consulting	0.0	0.0
Other consulting	0.1	0.2
	0.6	0.6

5 Depreciation, amortisation and impairment

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Depreciation of property, plant and equipment
Buildings and structures	0.9	1.0
Machinery and equipment	16.2	18.1
Leased machinery and equipment	9.9	11.2
Other tangible assets	1.4	1.4
	28.5	31.8

Amortisation of intangible assets
Intangible rights	4.8	5.2
Other intangible assets	1.0	1.0
	5.8	6.2

Depreciation and amortisation, total	34.3	38.0

Impairment
Intangible rights	0.2	0.4

6 Finance income and costs

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Finance income
Interest income from loans and receivables	0.5	1.3
Gain on the changes in fair value of interest rate derivatives	0.3	0.1
Other finance income	0.0	0.0
	0.8	1.4

Finance costs
Interest expenses for financial liabilities recognised at amortised cost	12.8	12.5
Foreign exchange rate losses	1.1	4.7
Credit losses from loan receivables	0.6
Other finance costs	4.7	4.8
	19.2	22.0

Finance income and costs, total	-18.4	-20.6

Exchange rate differences recognised in the income statement

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Exchange rate differences on sales	0.0	0.0
Exchange rate differences on purchases	0.0	0.0
Exchange rate differences on hedging purchases and sales	-0.4	0.0
Exchange rate differences on financial items	-1.1	-4.7
Exchange rates differences, total	-1.5	-4.7

7 Taxes

Income taxes

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Income taxes on ordinary business operations	-3.6	-2.7
Income taxes in respect of prior years	-0.6	-0.3
Deferred taxes	-7.0	-6.4
	-11.2	-9.4

Deferred tax liabilities are recognised mainly in full. Concerning Estonian subsidiary the company is able to determine a reversal of the temporary difference and hence deferred tax has not been recognised for the time being. Deferred tax assets are recognised to the extent that it is probable that taxable profit will arise in the future against which the deferred tax asset can be utilised.

Reconciliation of taxes in the income statement and taxes calculated at the Finnish tax rate	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Profit before income taxes	49.2	16.7
Taxes calculated on the above at the Finnish tax rate (20%)	-9.8	-3.3
Differing tax rates of foreign subsidiaries	0.5	0.3
Tax-exempt income in income statement	0.4	0.4
Non-deductible expenses in income statement	-2.0	-1.5
Deductible non-income statement items	0.2	0.9
Taxable non-income statement items		-0.4
Effect of change in the corporate tax rate	-0.4	-0.9
Other items*	0.5	-4.5
Taxes for the previous financial year	-0.6	-0.3
Taxes in the income statement, total	-11.2	-9.4

*The 2015 figure includes EUR 1.6 million adjustments to previous periods’ taxable profit. The adjustments reduced the amount of the company’s confirmed tax losses. In addition, the figure includes other amounts arising from changes in deferred taxes.

Deferred taxes

					Transactions
					with owners
					of the parent
				Recognised in	company
			Recognised	other	and other	Acquisitions,
	1 Jan	Translation	in income	comprehensive	changes in	divestments	31 Dec
EUR million	2016	difference	statement	income	equity	and mergers	2016
Deferred tax assets
Deferred taxes from negative results	32.9	1.0	-4.6			-0.2	29.0
Provisions	6.3	0.0	-1.6				4.8
Financial instruments	0.2	0.0	-2.7		2.5		0.0
Property, plant and equipment and intangible assets	0.8	0.0	0.2				1.0
Temporary difference from revenue recognition of construction projects	4.5	1.2	-0.4			0.2	5.5
Other temporary differences	0.6	0.0	-0.6			0.1	0.1
Deferred tax assets, gross	45.4	2.2	-9.8		2.5	0.1	40.3
Offsetting	-8.4	-1.2	-0.1			0.0	-9.7
Deferred tax assets	36.9	1.0	-9.9		2.5	0.1	30.7

					Transactions
					with owners
					of the parent
				Recognised in	company
			Recognised	other	and other	Acquisitions,
	1 Jan	Translation	in income	comprehensive	changes in	divestments	31 Dec
EUR million	2016	difference	statement	income	equity	and mergers	2016
Deferred tax liabilities
Property, plant and equipment and intangible assets	3.5	0.1	-1.1			0.2	2.7
Financial instruments	0.6	0.0	-0.2				0.5
Accelerated depreciations and voluntary provisions	11.6	0.0	-0.1				11.5
Temporary difference from revenue recognition of construction projects	6.1	1.2	-2.4			0.0	4.9
Other temporary differences	1.3	0.0	1.0	0.1			2.4
Deferred tax liabilities, gross	23.1	1.3	-2.8	0.1		0.2	22.0
Offsetting	-8.4	-1.2	-0.1			0.0	-9.7
Deferred tax liabilities	14.7	0.2	-2.9	0.1		0.2	12.3

					Transactions
					with owners
					of the parent
				Recognised in	company
			Recognised	other	and other	Acquisitions,
	1 Jan	Translation	in income	comprehensive	changes in	divestments	31 Dec
EUR million	2015	difference	statement	income	equity	and mergers	2015
Deferred tax assets
Deferred taxes from negative results	37.5	-1.1	-3.6				32.9
Provisions	6.8	0.0	-0.5				6.3
Financial instruments		0.0	-2.6		2.8		0.2
Property, plant and equipment	1.5	-0.3	-0.4				0.8
Temporary difference from revenue recognition of construction projects	3.6	-0.5	1.0			0.4	4.5
Other temporary differences	2.3	0.3	-1.5	-0.1		-0.4	0.6
Deferred tax assets, gross	51.8	-1.5	-7.6	-0.1	2.8	0.0	45.4
Offsetting	-9.7	0.8	0.5			0.0	-8.4
Deferred tax assets	42.0	-0.8	-7.0	-0.1	2.8		36.9

					Transactions
					with owners
					of the parent
				Recognised in	company
			Recognised	other	and other	Acquisitions,
	1 Jan	Translation	in income	comprehensive	changes in	divestments	31 Dec
EUR million	2015	difference	statement	income	equity	and mergers	2015
Deferred tax liabilities
Property, plant and equipment and intangible assets	2.9	-0.1	0.7				3.5
Financial instruments	1.0	0.0	-0.1			-0.2	0.6
Accelerated depreciations and voluntary provisions	11.0	0.0	0.6			0.0	11.6
Temporary difference from revenue recognition of construction projects	7.9	-0.7	-1.0				6.1
Other temporary differences	2.5	-0.1	-1.3			0.2	1.3
Deferred tax liabilities, gross	25.3	-1.0	-1.2			0.0	23.1
Offsetting	-9.7	0.8	0.5			0.0	-8.4
Deferred tax liabilities	15.6	-0.2	-0.6			0.0	14.7

The company has recorded the deferred tax assets from tax losses to the amount it considers, based on its profit forecasts, to be utilisable in the future. The amount of tax losses has increased especially due to non-recurring items, which are not expected to reoccur in the future. A large part of the tax losses in Finland arise from the damages that the District Court ordered in 2013 related to the asphalt cartel. At the end of 2016, tax losses in the Group’s Finnish companies totalled EUR 12.5 million (19.4) and they can be carried forward for 10 years. The amount of tax losses in the Group’s Norwegian companies stood at EUR 11.8 million (11.5) at the end of 2016, and they can be carried forward indefinitely. The amount of the company’s tax losses, from which deferred tax asset has not been recorded, is not material. No deferred tax liabilities are recognised in respect of the undistributed profits of foreign subsidiaries because the funds are permanently invested in operations abroad.

8 Earnings per share

	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Profit for the year attributable to the ordinary equity holders, EUR million	38.0	7.2
Interest of the hybrid bonds calculated on accrual basis less tax, EUR million	-5.6	-9.3
Costs of hybrid bond redemptions less tax, EUR million	-3.0	-1.4
Profit for the year for the purpose of calculating earnings per share, EUR million	29.4	-3.4

Weighted average number of shares, pieces	23,219,900	23,219,900
Contingent shares, pieces		-10,453
Treasury shares, pieces	-16,687	-16,687
Number of shares, basic earnings per share	23,203,213	23,192,760

Earnings per share, basic	1.27	-0.15

Potentially dilutive shares of share based incentive plans, shares	102,522
With dilutive shares adjusted weighted-average shares	23,305,735	23,192,760

Earnings per share, diluted	1.26	-0.15

When calculating the diluted earnings per share for 2015 the potentially dilutive shares of share based compensation plans have not been included in the weigheted-average shares because they are antidilutive. The dilutive potential shares as of 31, December 2015 amounted to 88,188 shares.

Operating capital

9 Inventories

EUR million	31 Dec 2016	31 Dec 2015
Materials and supplies	33.8	32.0
Building plots and real estate	95.0	107.2
Housing under construction	120.8	125.0
Commercial property under construction	10.6	13.5
Advance payments	1.1	2.2
Completed apartments	58.3	77.0
Completed commercial property	15.4	21.2
Products and goods	24.2	24.0
	359.3	402.0

In 2016, the company recorded costs, other than those arising from sale, reducing the carrying amount of inventories a total of EUR 10.8 million (20.3). Paving segment’s share of the write-downs totalled EUR 0.8 million (3.5), and were mainly due to write-downs of mineral aggregates inventory. Building construction, Finland segment’s write-downs were due to project development costs and write-downs of plots and their amount totalled EUR 6.6 million (2.6). Russian operations segment’s write down was related to write-down of a plot and its amount totalled EUR 3.5 million (12.9).

10 Trade and other receivables

EUR million	31 Dec 2016	31 Dec 2015
Interest-bearing receivables
Non-current other receivables	0.0	0.0
Current loan receivables	0.2	0.2
	0.2	0.2
Non-interest-bearing receivables
Non-current trade receivables	0.4	0.5
Current trade receivables	119.9	128.8
Project income receivables	58.5	65.6
Accrued personnel expenses	1.8	2.1
Other accrued income	13.5	14.0
Derivative assets	0.8	2.2
Receivables from real estate companies under construction	8.0	5.9
Non-current other receivables	0.4	0.0
Current other receivables	33.1	23.0
	236.4	242.1

Non-current receivables, total	0.9	0.5
Current receivables, total	235.7	241.9

In 2016, a net amount of trade receivable credit losses were EUR 1.1 million (1.1).

11 Construction projects

EUR million	31 Dec 2016	31 Dec 2015
Percentage-of-completion method
Revenue recognised according to the percentage-of-completion method	1,339.2	1,453.4
Incurred costs and recognised net profits (less booked losses) of work in progress projects	1,214.9	1,119.2
Gross project-related receivables from clients	33.3	29.6
Gross project-related liabilities to clients	49.8	54.5

Service concession arrangements

Lemminkäinen currently has seven ongoing life cycle projects, where subscribers are the municipalities of Kuopio, Oulu, Pudasjärvi, Hollola and Porvoo. In each of the projects, Lemminkäinen refurbishes an old or builds a new building for the municipality as well as maintains the building in question for a service period specified in the contract. The municipality owns both the buildings and the land area where the buildings are located in each of the life cycle projects. In all of the contracts, the municipality has the right to terminate the contract during the service period under certain terms and conditions taking into consideration the interests of the service provider. Construction phase is tied to a building cost index and service periods are tied to maintenance index. Indexes are reviewed annually. Lemminkäinen does not have a significant right to organise supplementary use for any of the properties. Key information on each of the projects is presented in the table below.

Construction
Project	Contract date	phase	Service phase	Total value*
Kuopio, schools and a day-care center	14 Dec 2009	completed	ends 2036	EUR	94 mill.
Oulu, Kastelli community center	1 June 2012	completed	ends 2039	EUR	86 mill.
Pudasjärvi, school campus	13 March 2014	completed	ends 2041	EUR	41 mill.
Pudasjärvi, care facility	6 November 2015	completed	ends 2036	EUR	12 mill.
Hollola, Heinsuo and Kalliola schools	5 June 2015	ends 2017	ends 2037	EUR	49 mill.
Porvoo, schools and day-care centers	16 December 2015	ends 2018	ends 2038	EUR	61 mill.
Kuopio, Jynkkä and Karttula schools	22 January 2016	ends 2018	ends 2038	EUR	37 mill.

* Estimate on the contract date

12 Trade and other payables

EUR million	31 Dec 2016	31 Dec 2015
Non-current liabilities
Accounts payable	0.2	0.4
Other non-current liabilities	0.1	0.1
	0.3	0.5

Current liabilities
Advance payments received	119.0	101.9
Liabilities to owners of housing under construction	3.5	3.5
Trade payables	82.3	59.9
Project expense liabilities	48.4	51.1
VAT	17.3	19.3
Accrued interest	3.8	3.8
Accrued personnel expenses	61.4	53.4
Other accrued liabilities	13.2	17.7
Derivative liabilities	1.4	5.4
Other current liabilities	25.4	31.5
	375.9	347.5

Non-interest bearing liabilities, total	376.2	347.9

13 Provisions

		10 year		Lease			Total	Total
	Warranty	liability	Environmental	commitment	Litigations	Other	31 Dec	31 Dec
EUR million	provisions	provisions	provisions	provisions	provisions	provisions	2016	2015
Provisions, 1 Jan	11.2	9.7	2.8	2.9	13.0	0.0	39.6	38.6
Translation differences	0.0		0.1				0.2	-0.2
Increases in provisions	6.6	1.5	0.4	8.9	0.6		18.1	19.0
Expensed provisions	-7.3	-2.4	-0.5	-6.6			-16.8	-17.6
Reversals of unused provisions			-0.1		-8.5		-8.6	-0.1
Purchases and sales of subsidiaries								-0.1
Provisions, 31 Dec 2016	10.5	8.8	2.8	5.2	5.1	0.0	32.5
Provisions, 31 Dec 2015	11.2	9.7	2.8	2.9	13.0	0.0		39.6

Provisions categorised as
Non-current	0.8	6.5	2.8	5.2	5.1	0.0	20.4	26.6
Current	9.8	2.3					12.1	13.1
	10.5	8.8	2.8	5.2	5.1	0.0	32.5	39.6

Litigation provision is recognised for the asphalt cartel related claims for damages pending in the District Court of Helsinki, which are described in more detail in the note 2.

14 Property, plant and equipment

				Leased		Advance
		Buildings	Machinery	machinery		payments
		and	and	and	Other tangible	and work in
EUR million	Land	structures	equipment	equipment	assets	progress	Total
Cost, 1 Jan 2016	15.2	39.0	223.1	90.4	40.0	0.9	408.6
Translation difference	0.1	0.2	3.6	1.3	0.4	0.0	5.6
Increases		0.3	7.3	10.5	0.4	3.1	21.6
Disposals	-1.0	-0.9	-9.0	-14.4	-1.2	-0.1	-26.7
Transfers between items	-0.9	0.9	5.3	-2.7	-0.1	-2.6	-0.1
Cost, 31 Dec 2016	13.3	39.5	230.2	85.1	39.5	1.3	409.0

Accumulated depreciation, 1 Jan 2016		-28.9	-154.4	-55.5	-20.8		-259.5
Translation difference		-0.1	-2.1	-0.9	-0.2		-3.4
Accumulated depreciation on decreases		0.5	7.1	10.6	1.0		19.2
Transfers between items			-2.6	2.6
Depreciation for the financial year		-1.0	-16.4	-10.0	-1.4		-28.8
Accumulated depreciation, 31 Dec 2016		-29.4	-168.5	-53.1	-21.4		-272.4

Carrying amount, 31 Dec 2016	13.3	10.1	61.7	32.0	18.1	1.3	136.6
Carrying amount, 1 Jan 2016	15.2	10.1	68.7	34.9	19.2	0.9	149.1

				Leased		Advance
		Buildings	Machinery	machinery		payments
		and	and	and	Other tangible	and work in
EUR million	Land	structures	equipment	equipment	assets	progress	Total
Cost, 1 Jan 2015	15.3	39.4	232.7	105.7	41.7	2.8	437.6
Translation difference	-0.1	-0.2	-2.7	-1.6	-0.6	0.1	-5.2
Increases	0.1	0.0	5.2	0.5	1.3	2.2	9.4
Disposals	-0.1	-0.7	-16.8	-13.2	-2.6	0.0	-33.4
Transfers between items	0.0	0.5	4.6	-1.1	0.2	-4.1	0.2
Cost, 31 Dec 2015	15.2	39.0	223.1	90.4	40.0	0.9	408.6

Accumulated depreciation, 1 Jan 2015		-28.3	-151.3	-56.2	-20.6		-256.4
Translation difference		0.1	2.0	1.1	0.3		3.5
Accumulated depreciation on decreases		0.3	13.8	10.0	1.1		25.2
Transfers between items			-0.9	0.9	0.0		0.0
Depreciation for the financial year		-1.0	-18.1	-11.2	-1.4		-31.8
Accumulated depreciation, 31 Dec 2015		-28.9	-154.4	-55.5	-20.8		-259.5

Carrying amount, 31 Dec 2015	15.2	10.1	68.7	34.9	19.2	0.9	149.1
Carrying amount, 1 Jan 2015	15.3	11.1	81.5	49.5	21.1	2.8	181.2

The Group has no capitalised interest expenses in fixed assets.

15 Intangible assets

		Intangible	Other intangible	Advance
EUR million	Goodwill	assets	assets	payments	Total
Cost, 1 Jan 2016	53.1	32.3	7.7	0.1	93.2
Translation difference	0.8	-0.1	0.3		1.0
Increases		1.0		0.9	1.9
Disposals		-0.2	0.0		-0.2
Transfers between items		0.9		-0.8	0.1
Cost, 31 Dec 2016	53.9	34.1	7.9	0.2	96.0

Accumulated amortisation and impairment, 1 Jan 2016		-20.1	-6.0		-26.1
Translation difference		0.0	-0.2		-0.2
Accumulated amortisation on disposals		0.2	0.0		0.2
Amortisation for the financial year		-4.8	-1.0		-5.8
Impairment		-0.2			-0.2
Accumulated amortisation and impairment, 31 Dec 2016		-25.0	-7.2		-32.1

Carrying amount, 31 Dec 2016	53.9	9.1	0.8	0.2	63.9
Carrying amount, 1 Jan 2016	53.1	12.2	1.7	0.1	67.1

		Intangible	Other intangible	Advance
EUR million	Goodwill	assets	assets	payments	Total
Cost, 1 Jan 2015	53.8	31.4	11.4	0.5	97.2
Translation difference	-0.8	0.0	-0.3		-1.1
Increases	0.1	0.1		0.7	0.9
Disposals	-0.1	-0.2	-3.4		-3.7
Transfers between items		1.1	-0.1	-1.1	-0.2
Cost, 31 Dec 2015	53.1	32.3	7.7	0.1	93.2

Accumulated amortisation and impairment, 1 Jan 2015		-14.6	-8.6		-23.2
Translation difference		0.0	0.3		0.2
Accumulated amortisation on disposals		0.1	3.4		3.4
Transfers between items		0.0	0.0		0.0
Amortisation for the financial year		-5.2	-1.0		-6.2
Impairment		-0.4			-0.4
Accumulated amortisation and impairment, 31 Dec 2015		-20.1	-6.0		-26.1

Carrying amount, 31 Dec 2015	53.1	12.2	1.7	0.1	67.1
Carrying amount, 1 Jan 2015	53.8	16.8	2.9	0.5	74.0

In 2016, the company recorded EUR 0.2 million (0.4) impairment related to the Paving segment’s land use rights.

Goodwill

At the date of acquisition, goodwill is allocated to cash-generating units, or groups of cash-generating units, that are expected to benefit from synergies arising from the business combination. The reportable operating segments correspond to the business based management model. Furthermore, the operating segments are the lowest level at which the company management monitors goodwill and the level on which the goodwill is tested.

Goodwill by segment

		Discount rate, %
EUR million	Goodwill	(pre-tax WACC)
31 Dec 2016
Paving	43.9	7.7	*
Infra projects	3.2	8.0	*
Building construction, Finland	6.2	5.6
Russian operations	0.6	20.2
	53.9

		Discount rate, %
EUR million	Goodwill	(pre-tax WACC)
31 Dec 2015
Paving	43.1	8.2	*
Infra projects	3.2	7.8	*
Building construction, Finland	6.2	6.6
Russian operations	0.6	23.2
	53.1

* Country-specific operating capital-weighted average

Goodwill impairment tests

Goodwill is tested for impairment annually and whenever there are indications of possible impairment. The tests are carried out as value-in-use calculations of individual businesses in accordance with the smallest cash-generating unit principle. In impairment testing the discounted present value of the recoverable cash flows of each cash-generating unit is compared with the carrying amount of the unit in question. If the present value is lower than the carrying amount, the difference is recognised through profit or loss as an expense in the current year.

The goodwill impairment tests carried out during the fourth quarter of 2016, showed that the present values of the future cash flows exceed the carrying amounts in all segments.

Forecasts and key assumptions used in goodwill impairment testing

Cash generating units’ cash flow forecasts was prepared for a three year planning period based on management estimates based on actual past performance. Main assumptions used in the preparation of the cash flow forecasts are the growth of the market in question, the company’s profitability development as well as measures which the company has committed to.

Main assumptions in the goodwill impairment testing are long term growth and discount rate. Cash flow forecasts beyond the three year planning period are based on the assumption of 1 per cent annual growth which was lower than European Central Bank’s target inflation rate over medium term in effect at the time of the impairment testing. Weighted Average Cost of Capital (WACC) calculated for each individual unit, is used as the discount factor. WACC takes into account risk-free interest rate, illiquidity premium, expected market rate of return, the industry’s beta value, country risk and debt interest rate including interest rate margin calculated for each unit. When determining the debt interest rate level, the company took into account the following segment-specific interest rate levels: interest rate levels for project loans in building construction in Finland as well as interest rate levels for finance lease liabilities related to paving and infra projects business operations. The components of discount factor are weighted according to average target capital structure of the sector. Pre-tax WACC is determined separately for each tested unit. In the calculation of the segment-specific discount rates, the company used country-specific discount rates that were weighted with country-specific operating capital

Sensitivity analysis

In connection with the impairment tests, sensitivity analyses are made to determine how possible changes in key assumptions of the unit-specific impairment tests would affect the results of those tests. The key assumptions affecting the present value of cash flows are the development of market and competitive conditions, and the discount factor. In the sensitivity analyses the calculation variables affecting these assumptions are varied and the effects of the changes on the margin between the carrying value and present value of the cash flows are examined. Sensitivity analysis prepared in 2016 shows that reasonable and ordinary variation to key assumptions used in the testing would not cause a need for impairment. Figures describing the goodwill impairment risk of units subject to impairment testing by business segment are presented below,

			Building
			construction,	Russian
EUR million	Paving	Infra projects	Finland	operations
2016
Goodwill allocated to the business sector, total	43.9	3.2	6.2	0.6
Goodwill impairment if annual growth over the
long term were 1 percentage point lower	0.0	0.0	0.0	0.0
long term were 2 percentage points lower	0.0	0.0	0.0	0.0
Goodwill impairment if the dicount rate
were half a percentage point higher	0.0	0.0	0.0	0.0
were one percentage point higher	0.0	0.0	0.0	0.0

			Building
			construction,	Russian
EUR million	Paving	Infra projects	Finland	operations
2015
Goodwill allocated to the business sector, total	43.1	3.2	6.2	0.6
Goodwill impairment if annual growth over the
long term were 1 percentage point lower	0.0	0.0	0.0	0.0
long term were 2 percentage points lower	0.0	0.0	6.2	0.0
Goodwill impairment if the dicount rate
were half a percentage point higher	0.0	0.0	0.0	0.0
were one percentage point higher	0.0	0.0	6.2	0.0

Funding and financial risks

16 Financial risk management

In its business operations, Lemminkäinen Group is exposed to financial risks, mainly funding, liquidity, foreign exchange rate, interest rate and credit risks. The aim of the Group’s financial risk management is to reduce uncertainty that changes on the financial markets could have on the Group’s result, cash flowand value. The management of financial risks is based on principles of the treasury policy approved by the Board of Directors. The treasury policy defines the principles and division of responsibilities with regard to financial activities and the management of financial risk. The policy is reviewed and if necessary updated at least annually.

Execution of the treasury policy is the responsibility of the Group Treasury, which is mainly responsible for the management of financial risks and handles the Group’s treasury activities on a centralised basis. The Group’s treasury policy defines the division of responsibilities between the Group Treasury and business units in each subarea. The Group companies are responsible for providing the Group Treasury with up-to-date and accurate information on treasury-related matters concerning their business operations. The Group Treasury serves as an internal bank and co-ordinates, directs and supports the Group companies in treasury matters such that the Group’s financial needs are met and its financial risks are managed effectively in line with the treasury policy.

Funding and liquidity risk

The Group seeks to ensure the availability of funding, optimise the use of liquid assets in funding its business operations and to minimise interest and other finance costs. The Group Treasury is responsible for managing the Group’s overall liquidity and ensuring that adequate credit lines and a sufficient number of different funding sources are available. It also ensures that the maturity profile of the Group’s loans and credit facilities is spread sufficiently evenly over coming years as set out in the treasury policy. The maturity schedule of the interest-bearing liabilities, as per the Group’s accounting, is front-loaded. The reason for this is the EUR 80.7 million (104.1) borrowings of companies included in inventory, which are recorded in current interest-bearing liabilities. These liabilities mainly consist of non-current loans of housing companies, which are under construction or completed, and these borrowings will be transferred to the buyers of the co-op shares when the units are handed over. Regarding unsold housing units, the Group will bear the liability by paying financial consideration for the units in question during a long loan period

According to the treasury policy, the Group’s liquidity reserve shall at all times match the Group’s total liquidity requirement. Due to the nature of the Group’s business operations, seasonal borrowing is of great importance. The Group’s liquidity management is based on cash flow forecasting.

Liquidity reserve of the Group consists of a commercial paper programme, committed credit limits, bank overdraft facilities, and liquid funds. The total amount of the Group’s commercial paper programme is EUR 300.0 million (300.0), which was unused at 31 December 2016 (13.1). Lemminkäinen has a committed EUR 185.0 million syndicated revolving credit facility, which is unsecured and matures in first quarter of 2018. At the end of the year, the Group had available committed credit facilities amounting to EUR 185.0 million (185.0) and overdraft limits amounting to EUR 12.4 million (12.3). The amount of liquid funds at 31 December 2016 was EUR 131.4 million (127.9).

The Group’s available financing sources and liquid assets are sufficient to cover the obligations arising from current interest-bearing liabilities.

Contractual cash flows of financial liabilities and derivative instruments

EUR million	2017	2018	2019	2020	2021	2022-	Total
31 Dec 2016
Interest-bearing liabilities	103.2	16.1	114.5	3.0	1.3	0.8	238.9
Interest rate derivatives	0.5	0.2					0.7
Forward foreign exchange contracts
Cash flows payable	58.7						58.7
Cash flows receivable	-58.1						-58.1
Commodity derivatives
Cash flows payable	0.1						0.1
Cash flows receivable	-0.6						-0.6
Other financial liabilities	155.8	0.0		0.0			155.9
Trade payables	82.3	0.2					82.5
Financial guarantees given	0.8	2.6	0.3	0.1		1.5	5.2
	342.7	19.2	114.8	3.1	1.3	2.3	483.3

EUR million	2016	2017	2018	2019	2020	2021-	Total
31 Dec 2015
Interest-bearing liabilities	142.1	17.3	13.9	113.3	1.6	0.6	288.7
Interest rate derivatives	0.4	0.4	0.2				1.0
Forward foreign exchange contracts
Cash flows payable	60.2						60.2
Cash flows receivable	-61.8						-61.8
Commodity derivatives
Cash flows payable	3.5	0.7					4.2
Cash flows receivable	-0.1						-0.1
Other financial liabilities	160.5	0.2	0.2		0.0		160.9
Trade payables	60.3						60.3
Financial guarantees given	9.2	0.2	0.2	0.3		2.0	12.0
	374.3	18.8	14.5	113.6	1.6	2.6	525.5

Foreign exchange rate risk

The aim of foreign exchange rate risk management is to reduce uncertainty concerning the possible impacts that changes in exchange rates could have on the future values of cash flows, business receivables and liabilities, and other items in the statement of financial position. Exchange rate risk mainly consists of translation risk and transaction risk.

Translation risk consists of foreign exchange rate differences arising from the translation of the income statements and the statement of financial position of foreign group companies into the Group’s functional currency. Translation risk recorded in accounting is caused by equity investments in foreign entities and their retained earnings, the effects of which are recorded under translation differences in shareholders’equity. Lemminkäinen Group has foreign net investments in several currencies. The key currencies in which the Group was exposed to translation risk in 2016 were the Russian rouble and the Norwegian krone. The change in translation differences in 2016 was EUR 7.3 million (-4.2), of which EUR 5.9 million (-2.5) was attributable to the Russian rouble and EUR 1.7 million (-1.6) to the Norwegian krone. Reportable translation risk is also caused by the reporting period’s income statement, the impact of which can be seen, among others, directly in the Group’s reportable net sales and operating profit in euros. In 2016, the impact of exchange rate changes (2016 actuals compared to 2016 actuals recalculated with 2015 foreign exchange rates) on the Group’s net sales was EUR-13.3 million (-67.2), of which EUR-4.9 million (-45.6) was attributable to the Russian rouble and EUR-7.3 million (-17.1) to the Norwegian krone, and their impact on the operating profit was EUR 0.3 million (-0.5), of which EUR 0.3 million (-1.0) was attributable to the Russian rouble and EUR-0.1 million (0.3) to the Norwegian krone. In accordance with the treasury policy, Lemminkäinen Group protects itself from translation risks primarily by keeping equity investments in foreign entities at an appropriately low level, and thus does not use financial instruments to hedge the translation risks.

Transaction risk consists of cash flows in foreign currencies from operational and financial activities. The Group seeks to hedge business currency risks primarily by operative means. The remaining transaction risk is hedged by using instruments such as foreign currency loans and foreign currency derivatives. The Group companies are responsible for identifying, reporting, forecasting and hedging their transaction risk positions internally. The Group Treasury is responsible for hedging the Group’s risk positions as external transactions in accordance with the treasury policy. The transaction risk positions of the Group were mainly due to sales and purchases within the next 12 months, and receivables and liabilities in the statement of financial position.

The key currency pairs in which the Group was exposed to transaction risk in 2016 and 2015 were EUR/SEK and EUR/RUB. In 2016 the Group did not apply hedge accounting to transaction risk hedging.

Sensitivity analysis of transaction risk

The following assumptions have been made when calculating the sensitivity caused by changes in exchange rates:

•             the exchange rate change is assumed to be +/- 10%

•             the position includes both external and intra-group financial assets and liabilities denominated in Swedish kronas and Russian roubles and derivatives hedging these items

•             the position does not include forecasted future cash flows

•             taxes are excluded in sensitivity analysis

EUR million	Open transaction risk position	10% strengthening of EUR	10% weakening of EUR
31 Dec 2016
EUR/SEK	1.6	-0.1	0.2
EUR/RUB	-0.1	0.0	0.0

EUR million	Open transaction risk position	10% strengthening of EUR	10% weakening of EUR
31 Dec 2015
EUR/SEK	0.6	-0.1	0.1
EUR/RUB	0.2	0.0	0.0

Interest rate risk

The aim of Lemminkäinen Group’s interest rate risk management is to minimise changes affecting the result, cash flows and value of the Group due to interest rate fluctuations. The Group Treasury manages and monitors the interest rate position. The Group’s interest rate risk primarily comprises fixed-rate and variable-rate borrowings, interest-bearing financial assets and interest rate derivatives. Interest rate changes have an effect on items in the income statement and consolidated statement of financial position.

The interest rate risk is managed by aligning the Group’s average period of interest fixing term with the interest rate sensitivity of the business. The interest rate sensitivity position of the Group’s business is estimated to be about 15 months. In accordance with treasury policy average interest rate fixing term and fixed/floating ratio of the debt protfolio is being followed. In addition, sensitivity analysis on interest rate risk are being done.

The Group can have both variable-and fixed-rate long-term borrowings. The ratio of fixed- and variable-rate borrowings can be changed by using interest rate derivatives. The Group has used interest rate swaps for managing interest rate risks, but has not used hedge accounting for these hedges during the reporting period.

Interest rate fluctuations in 2016 did not have any unusual effect on the Group’s business, but a significant rise in the level of interest rates may have a detrimental effect on the demand for housing.

Sensitivity analysis of interest rate risk

The following assumptions are made when calculating the sensitivity caused by a change in the level of interest rates:

•             the interest rate change is assumed to be 1 percentage point

•             interest rate changes have been calculated for a 12 month period

•             the position includes variable-rate financial liabilities, variable-rate financial assets (including cash and cash equivalents) and interest rate derivatives

•             market interest rate is assumed to be positive at the start of the year for all other instruments except for interest rate derivatives

•             all factors other than the change in interest rates remain constant

•             taxes have not been taken into account when calculating sensitivity

EUR million	Interest rate risk position	Impact on profit or loss (+1%)	Impact on profit or loss (-1%)
31 Dec 2016
Variable-rate financial liabilities	-112.8	-1.1	1.1
Variable-rate financial assets	131.4	1.3	-1.3
Interest rate derivatives	40.0	0.5	-0.5
	58.6	0.7	-0.7

EUR million	Interest rate risk position	Impact on profit or loss (+1%)	Impact on profit or loss (-1%)
31 Dec 2015
Variable-rate financial liabilities	-140.8	-1.4	1.4
Variable-rate financial assets	127.9	1.3	-1.3
Interest rate derivatives	40.0	0.9	-0.9
	27.2	0.8	-0.8

Commodity price risk

The Group’s paving operations are exposed to bitumen price risk. The price of bitumen is mainly determined by the world market price of oil. The Group protects itself against the bitumen price risk with price clauses in sales agreements, fixed purchase prices, and derivatives for which hedge accounting is not applied. Group Treasury regurarly follows the bitumen position of the Group.

Credit risk

Credit risks arise when a counterparty is unable to meet its contractual obligations, casusing the other party to suffer a financial loss. Lemminkäinen has defined a credit policy for customer receivables that aims to boost profitable sales by identifying credit risks in advance and controlling them. The credit policy sets the minimum requirements concerning trade credit and collections for Lemminkäinen Group. The Group’s credit control function defines credit risks and the business units are responsible for managing them.

Most of the Group’s business is based on established and trustworthy customer relationships and on contractual terms generally observed in the industry. The Group is exposed to credit risk mainly through the Group’s trade receivables and receivables associated with deposits and derivatives. The maximum amount of credit risk is the combined total values of the aforementioned items as presented in the consolidated statement of financial position. The amounts and due dates of the Group’s trade receivables are presented in the following table. The Group does not have any significant credit risk concentrations as trade receivables are distributed among many different customers in a number of market areas. The business unit that made the contract actively monitors the receivables situation. If the business units renegotiate the terms of the receivables, they must do so in accordance with the requirements of the Group’s credit policy. The risk of credit losses can be reduced by means of guarantees, mainly bank guarantees and bank deposits. In addition, Lemminkäinen uses factoring arrangements which also mitigates the credit risk. Lemminkäinen’s credit losses have been minimal in relation to the scale of its operations. The main risks are associated with business in Russia. As a general rule, construction projects in Russia are only undertaken against receipt of advance payments. If, in exceptional situations, a credit risk is taken, the amount permitted is always proportional to the expected margin on the project in question. Receiveables transferred for legally enforceable collection are recognised as credit losses.

The Group is exposed to counterparty risk when investing liquid assets and using derivative instruments. Liquid assets are invested in short-term bank deposits, certificates of deposit issued by solvent partner banks, and commercial papers issued by corporations with a good credit rating. The Group Treasury is responsible for the management of the Group’s counterparty and credit risks related to cash, financial investments and financial transactions. The treasury policy specifies the approved counterparties and their criteria. At the end of 2016, the counterparty risk was considered to be low.

Ageing analysis of trade receivables

EUR million	31 Dec 2016	31 Dec 2015
Not due	97.0	107.0
Past due 1-30 days	13.7	13.9
Past due 31-60 days	2.7	2.3
Past due 61-90 days	2.5	1.3
Past due over 90 days	4.4	4.8
	120.3	129.3

Management of capital and the capital structure

Capital means the equity and interest-bearing liabilities shown on Lemminkäinen’s consolidated statement of financial position. Lemminkäinen Group’s capital management ensures cost-effectively that all of the Group’s business sectors maintain their business viability at a competitive level in all cyclical conditions, that risk-carrying capacity is adequate, for example, in construction contracts, and that the company is able to service its borrowings and pay a good dividend.

The amount of the Group’s interest-bearing liabilities is affected by factors such as scale of operations and cash flow, seasonal changes in production, acquisitions, investments in or the sale of production equipment, buildings and land, and possible equity related arrangements. The company continuously monitors especially the amount of debt, the ratio of net debt to EBITDA, and the equity ratio. The company also follows the development of equity by means of the return on capital employed. Lemminkäinen has determined its financial targets to be among others ROCE above 15% in 2019, equity ratio above 35% during 2016-2019, and in addition, Lemminkäinen aims at a stable distribution of dividends, with at least 40 per cent of the profit for the financial year distributed to the shareholders.

The Group may from time to time seek to repurchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. The amounts involved may be material. The Group may decide to hold, cancel or sell such repurchased debt. Possible subsequent sales of repurchased debt may be made against cash or other compensation or in exchange for equity securities and such sales may be executed as open market offers, privately negotiated transactions or otherwise. Repurchases or exchanges of outstanding debt or subsequent sales or exchanges of repurchased debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

During the first quarter of the reporting period the Group renewed its committed unsecured revolving credit facility by extending its maturity until the first quarter of 2018 and by increasing its amount to EUR 260 million. During the last quarter of the year the company evaluated its capital structure and cancelled the EUR 75 million part of the revolving credit facility which was no longer needed. The revolving credit facility includes two financial covenants, the ratio of net debt to EBITDA and the equity ratio, which are monitored quarterly and calculated as an average of four previous quarters. At the end of the year 2016 and 2015, the company met its covenants.

The shareholders’ equity includes a hybrid bond with nominal value of EUR 35.2 million (112.9). During the last quarter of the reporting period the Group repurchased nominal amount of EUR 34.8 million of this originally EUR 70 million hybrid bond issued in 2014. In addition, during the first quarter of the reporting period the Group redeemed fully the outstanding share, nominal value EUR 42.9 million, of its originally EUR 70 million hybrid bond issued in 2012. The hybrid bond is classified as an equity instrument but the bond holders do not have any rights of a shareholders, and the bond does not dilute shareholders’ ownership in the company. The hybrid bond is unsecured and junior to all other borrowings of the company. The bond has no maturity date but the company has the right to redeem them at it’s own discretion earliest after four years of the issuance date. The annual coupon rate until the first redemption date for the 31.12.2016 outstanding bond is 8.75%.

The EUR 100 million unsecured senior five-year bond carries a fixed annual coupon at the rate of 7.375 per cent payable semi-annually. The terms and conditions of the bond include two financial incurrence-based covenants: an equity ratio and net debt to EBITDA. If the equity ratio covenant is not met, the company is restricted from making certain payments, including repurchases of its own shares and redemption of hybrid bonds. If the net debt to EBITDA covenant is not met, the company is restricted in its ability to raise additional debt.

EUR million	31 Dec 2016	31 Dec 2015
Interest-bearing liabilities	212.5	254.7
Liquid assets	131.4	127.9
Interest-bearing net debt	81.1	126.8
Equity, total	333.7	377.6
Equity ratio, %	39.5	40.6
Gearing, %	24.3	33.6
Return on capital employed, %	11.3	5.3

17 Interest-bearing liabilities

EUR million	31 Dec 2016	31 Dec 2015
Non-current
Borrowings from financial institutions	0.4	1.0
Finance lease liabilities	19.5	22.3
Bonds	99.7	99.7
	119.6	123.1
Current
Borrowings from financial institutions	0.6	0.9
Finance lease liabilities	11.5	12.5
Commercial papers		13.1
Borrowings of companies included in inventory	80.7	104.1
Other current liabilities		1.0
	92.9	131.6

Most of the liabilities are drawn in the debtor’s functional currency.

Finance lease liabilities

EUR million	31 Dec 2016	31 Dec 2015
Finance lease liabilities and interest on them is due as follows
In one year or earlier	12.3	13.4
Over one year, but less than five years	19.4	22.7
Over five years	0.8	0.6
	32.5	36.7

Maturity of present value of minimum leases
In one year or earlier	11.5	12.5
Over one year, but less than five years	18.6	21.7
Over five years	0.8	0.6
	31.0	34.8

Accumulated future finance costs from finance lease liabilities	1.5	1.8

18 Cash and cash equivalents

EUR million	31 Dec 2016	31 Dec 2015
Cash in hand and at banks	131.4	127.9

Cash and cash equivalents includes cash in hand and liquid deposits with solvent banks with original maturities of three months or less.

19 Derivative financial instruments

		Fair value,	Fair value,	Fair value,
EUR million	Nominal value	positive	negative	net
31 Dec 2016
Foreign exchange derivatives	58.5	0.2	-0.7	-0.5
Interest rate derivatives	40.0		-0.7	-0.7
Commodity derivatives	5.5	0.6	-0.1	0.5
	104.0	0.8	-1.5	-0.7

		Fair value,	Fair value,	Fair value,
EUR million	Nominal value	positive	negative	net
31 Dec 2015
Foreign exchange derivatives	60.2	2.1	-0.3	1.7
Interest rate derivatives	40 0		-1 0	-1 0
Commodity derivatives	13.2	0.2	-4.1	-3.9
	113.5	2.2	-5.4	-3.2

The fair value of derivative instruments is the gain or loss arising from the settlement of the contract at the market price prevailing on the reporting date.

Hedge accounting has not been applied to derivative instruments. Nevertheless, these derivative instruments have been utilised for hedging purposes. The derivatives are used in order to reduce business risks, interest rate risks and to hedge balance-sheet items denominated in foreign currencies. Changes in the fair value of derivatives are recognised through profit or loss in accordance with their nature either in financial items or as other operating income and expenses.

Financial derivatives are subject to master netting- or similar arrangements which are enforceable in some circumstances. According to these arrangements above mentioned derivative assets and derivative liabilities could be settled on a net basis. Netting arrangements are enforceable according to typical negligence events or other events of default as the general terms for derivative transactions applies. Items, to which settlement on a net basis could be applied under certain conditions, are recognised on gross basis in the statement of financial position. Gross figures would have been EUR 0.2 million (0.5) smaller than the figures presented in the table.

20 Available-for-sale financial assets

EUR million	2016	2015
Non-current available-for-sale financial assets, 1 Jan	2.7	3.2
Disposals	-0.4	-0.5
Non-current available-for-sale financial assets, 31 Dec	2.3	2.7

Non-current available-for-sale financial assets include several different unquoted shares out of which majority are real estate shares. The value of one individual investment is not significant in relation to the total of all other investments. The fair value of unquoted shares could not be reliably determined, thus they are presented at cost less possible impairments. Write-downs recognised during the reporting period were EUR 0.4 million (0.0).

21 Financial assets and liabilities by category

	Financial assets/
	liabilities			Financial
	recognised at fair		Available-for-	liabilities
	value through	Loans and other	sale financial	recognised at
EUR million	profit and loss	receivables	assets	amortised cost	Carrying amount	Fair value
31 Dec 2016
Non-current financial assets
Available-for-sale financial assets			2.3		2.3	2.3
Other non-current receivables*		0.5			0.5	0.3
Current financial assets
Trade and other receivables		233.1			233.1	233.1
Derivative assets	0.8				0.8	0.8
Cash and cash equivalents		131.4			131.4	131.4
Financial assets total	0.8	365.0	2.3		368.0	367.9

Non-current financial liabilities
Interest-bearing liabilities				119.6	119.6	126.5
Other non-current liabilities				0.3	0.3	0.3
Current financial liabilities
Interest-bearing liabilities				92.9	92.9	92.9
Trade payables and other financial liabilities**				238.2	238.2	238.2
Derivative liabilities	1.4				1.4	1.4
Financial liabilities total	1.4			451.0	452.4	459.3

	Financial assets/
	liabilities			Financial
	recognised at fair		Available-for-	liabilities
	value through	Loans and other	sale financial	recognised at
EUR million	profit and loss	receivables	assets	amortised cost	Carrying amount	Fair value
31 Dec 2015
Non-current financial assets
Available-for-sale financial assets			2.7		2.7	2.7
Other non-current receivables*		0.5			0.5	0.3
Current financial assets
Trade and other receivables		235.9			235.9	235.9
Derivative assets	2.2				2.2	2.2
Cash and cash equivalents		127.9			127.9	127.9
Financial assets total	2.2	364.3	2.7		369.3	369.1

Non-current financial liabilities
Interest-bearing liabilities				123.1	123.1	126.6
Other non-current liabilities				0.5	0.5	0.5
Current financial liabilities
Interest-bearing liabilities				131.6	131.6	131.6
Trade payables and other financial liabilities**				220.9	220.9	220.9
Derivative liabilities	5.4				5.4	5.4
Financial liabilities total	5.4			476.1	481.5	485.0

* Other non-current receivables do not include assets related to pension obligations

** Trade payables and other financial liabilities do not include statutory obligations or prepayments received, as these are not classified as financial liabilities under IFRS.

Fair value measurement

Other non-current receivables includes trade receivables and other interest-free receivables. Fair values are based on future cash flows discounted using risk free market yields plus appropriate credit spreads. The used discount rates vary between 3.1-19.8 per cent (3.1-20.7). The carrying amount of current trade and other receivables is equal to their fair value due to their short maturity.

The most significant part of the non-current financial liabilities is a EUR 100 million senior bond, the fair value of which is based on the market price at the reporting date. The carrying amount of current financial liabilities is assumed to be close to their fair value due to their short maturity.

A fair value hierarchy of financial assets and liabilities recognised at fair value

The Group has categorised financial instruments recognised at fair value by using a three-level fair value hierarchy. Financial instruments within Level 1 of the hierarchy are traded in active markets hence prices are obtained directly from the efficient markets. Fair values of instruments within Level 2 are based on observable market inputs and generally accepted valuation methods. Fair values within Level 3 are not based on observable market data but on quotations provided by brokers and market valuation reports.

EUR million	Level 2	Level 3	Total
31 Dec 2016
Available-for-sale financial assets
Equity instruments		2.3	2.3
Derivative instruments
Derivative assets	0.8		0.8
Derivative liabilities	1.4		1.4

EUR million	Level 2	Level 3	Total
31 Dec 2015
Available-for-sale financial assets
Equity instruments		2.7	2.7
Derivative instruments
Derivative assets	2.1	0.2	2.2
Derivative liabilities	1.5	3.9	5.4

Level 3 reconciliation statement

The table below presents the changes in Level 3 financial instruments for the financial year.

		Financial instruments recognised
	Financial instruments recognised	at fair value through other
EUR million	at fair value through profit loss	comprehensive income
Opening balance 1 Jan 2016	-3.7	2.7
Disposals	0.1	0.0
Transfers into Level 2
Gains and losses recognised in profit or loss, total	3.6	-0.4
Fair values 31 Dec 2016		2.3

Gains and losses on Level 3 financial instruments held at the end of the accounting period
In other operating income and expenses		-0.4

		Financial instruments recognised
	Financial instruments recognised	at fair value through other
EUR million	at fair value through profit loss	comprehensive income
Opening balance 1 Jan 2015	-1.7	3.2
Disposals		-0.5
Gains and losses recognised in profit or loss, total	-2.0
Fair values 31 Dec 2015	-3.7	2.7

Gains and losses on Level 3 financial instruments held at the end of the accounting period
In other operating income and expenses	-3.7

22 Shareholders’ equity and dividends

Shares and share capital

Lemminkäinen Corporation has one share class. On 31 December 2016, the company had a total of 23,219,900 (23,219,900) shares and of which 16,687 (16,687) treasury shares.

Hybrid bonds eligible for equity classification

Shareholders’ equity includes a hybrid bond with nominal value of EUR 35.2 million (112.9). During the last quarter of 2016 the Group repurchased nominal amount of EUR 34.8 million of this originally EUR 70 million hybrid bond issued in 2014. In addition, during the first quarter of 2016 the Group redeemed fully the outstanding share, nominal value EUR 42.9 million, of its originally EUR 70 million hybrid bond issued in 2012. The hybrid bond has no maturity date but the company has the right to redeem it after four years of the issuance date. The hybrid bond is unsecured and junior to all other borrowings of the company. The bond holders do not have any rights of a shareholders, and the bond does not dilute shareholders’ ownership in the company. The annual coupon rate until the first redemption date for the outstanding bond is 8.75%.

Translation differences

At the end of 2016 the translation difference amounted to EUR -18.6 million (-25.9), of which the share of Russian operations was EUR-18.1 million (-24.0). The change of the translation difference was EUR 7.3 million during 2016 (-4.2). The impact of Russian exchange rate changes on the translation difference was a total of EUR 5.9 million (-2.5) and the impact of Norwegian exchange rate changes was a total of EUR 1.7 million (-1.6).

Dividend paid and proposed

	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Dividend paid during the financial year
Per share for the previous year, EUR	0.12	0.00
In total for the previous year, EUR million	2.8	0.0

Proposed for approval by the AGM
Per share for the financial year, EUR	0.66	0.12
In total for the financial year, EUR million	15.3	2.8

Employee benefits

23 Employee benefits and number of employees

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Personnel expenses
Wages and salaries	249.5	245.2
Share-based expenses	0.9	0.5
Pension expenses, defined contribution plans	33.4	32.9
Other personnel-related expenses	19.2	16.2
	303.1	294.9

The wages and salaries of the Group companies’ managing directors and Board of directors	3.0	3.3

Renemunerations of key management personnel in the note 24 and defined benefit pension expenses are explained in more detail in the note 25.

Share-based payments

Years 2013–2015

PERFORMANCE-BASED REWARD

At the end of 2012, the Board of Directors of Lemminkäinen Corporation decided on a new share-based incentive plan for the Group’s key personnel. The plan included three one-year earning periods, calendar years 2013, 2014 and 2015. The company’s Board of Directors decided on the earning criteria and the set targets at the beginning of each earning period. The potential performance-based reward for an earning period will be paid out in company shares and cash. The proportion to be paid in cash will cover the taxes and tax-related costs arising from the reward. The shares may not be transferred during the commitment period of approximately two years. If a key person’s employment or service contract ends during the commitment period, they will generally have to return any reward shares to the company without compensation.

CONDITIONAL REWARD

As part of the plan the above mentioned key personnel has the opportunity to receive conditional reward, i.e. matching shares, on the basis of their share ownership and continued employment or service contract. In order to receive the conditional reward, a key person must already own or acquire a specified number of company shares, or a percentage thereof. The number and date are set by the Board of Directors. In this case, the key person will be granted, as a reward, one share for each share acquired, as long as their employment or service contract remains valid and they retain ownership of these shares until the conditional reward is paid. The earning period for the conditional reward was the calendar years 2013-2015.

Years 2016–2018

At the end of 2015, the Board of Directors of Lemminkäinen Corporation decided on a new share-based incentive plan for the Group’s key personnel. The plan included three one-year earning periods, calendar years 2016, 2017 and 2018. The company’s Board of Directors decides on the earning criteria, the set targets and participants and the amount of shares given at the beginning of each earning period. The potential reward for each earning period will be paid in four parts. Each part is equal to 25 percentages of total reward. The rewards will be paid out during the following four years of the earning period. If the employment or service contract of a person participating in the plan ends during the earning or paid out period, they are not generally eligible to unpaid rewards. The reward is paid out as a combination of shares and cash. The purpose of the proportion to be paid in cash is to cover the taxes and tax-related costs arising from the reward. For paid out Lemminkäinen Corporation can use, at its own discretion, one or several of the following: new issued shares, current treasury shares of the company, shares acquired from markets or cash.

information concerning share-based incentive plans are presented below:

	Performance-based reward			Conditional reward
	2016	2015	2014	2014
Grant date	2 March 2016	4 Feb 2015	7 Feb 2014	13 Feb 2014
Earning period start date	1 Jan 2016	1 Jan 2015	1 Jan 2014	1 Jan 2014
Earning period end date	31 Dec 2016	31 Dec 2015	31 Dec 2014	31 Dec 2016
Commitment period end date	30 Sep 2017/30 Sep 2018/ 30 Sep 2019/30 Sep 2020	31 Dec 2016	31 Dec 2016	30 April 2017
Vesting conditions	ROCE, Operating profit	Equity ration, ROCE	Equity ratio, ROI	Share ownership requirement
Payment method	Cash & Equity	Cash & Equity	Cash & Equity	Cash & Equity
Share price at grant date, EUR	13.80	13.96	13.83	13.41
Fair value of share at grant date, EUR *	13.24	13.86	13.31	12.81

Amount of granted shares during period, maximum	291,600	266,074	259,730
Changes in number of granted shares, maximum	-19,200	-12,686	-90,898
Number of granted shares at the end of period, maximum	272,400	253,388	168,832
Number of shares earned			16,883
Matching shares subscribed at grant year				860

Number of plan participants at end of earning period	113	32	49	1
Assumed fulfilment of earning criteria at the end of earning period, %	75.0	30.0	10.0
Fulfilment of earning criteria, %		0.0	21.0
Estimated number of shares returned prior to the end of commitment period, %	10.0	10.0	10.0	10.0

* The fair value of share at grant date is the share’s grant date value less estimated dividend payments during the earning period.

The accrued expenses from the share based incentive plans recognised in the income statement in 2016 were a total of EUR 0.9 million (0.5). The net liability recognised in the statement of financial position in respect of share-based incentive plan at the end of 2016 was EUR 1.0 million (0.1). The company estimates that expenses to be recognised in 2017 from incentive plans realised before 2017 will be approximately EUR 1.0 million. Actual amount may differ from the estimated amount.

Number of personnel

	31 Dec 2016	31 Dec 2015
Personnel at the end of the period
White-collars	1,947	1,845
Blue-collars	2,297	2,214
	4,244	4,059
Personnel by business segment at the end of the period
Paving	1,996	2,010
Infra projects	628	577
Building construction, Finland	1,048	947
Russian operations	425	405
Parent company and others	147	120
	4,244	4,059

24 Remuneration of key management personnel

Lemminkäinen Group’s related parties comprise associates and joint ventures as well as members of the key management personnel including their related parties. Members of the key management personnel comprise the Board of Directors, the President and CEO as well as Executive Team.

Remuneration of key management personnel

On the basis of a proposal submitted by the HR Committee, the company’s Board of Directors decides on the basic salary and fringe benefits as well as on both short-term and long-term remuneration of the President and CEO and of the Executive Team. In addition, the Board of Directors decides annually both short and long-term indicators for management remuneration and the target values for the indicators which are designed to support achievement of the strategic goals. On the basis of the President and CEO’s proposal, the Board of Directors decides on the amount of fees and whether the indicator-based goals have been reached.

According to management remuneration policy approved by the Board of Directors, the remuneration of the President and CEO and members of the Group’s Executive Team consists of a fixed basic salary, fringe benefits, other benefits, annual short-term incentives (performance-based pay) as well as long-term share based incentive plans and pension plans.

Costs related to remuneration of the President and CEO and the Executive Team are presented in the table below. In 2016, the company booked social security costs of EUR 0.5 million (0.5) from key management personnel’s salaries, fees and other employee benefits. The social security costs are not included in the table’s figures below. The table’s figures are calculated on accrual basis and the performance and share-based rewards included in the figures are based on a year-end estimate.

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Short-term employee benefits	2.2	2.2
Casimir Lindholm	0.6	0.6
Key management personnel other than the President and CEO	1.6	1.7

Post-employment benefits	0.4	0.4
Casimir Lindholm	0.1	0.1
Key management personnel other than the President and CEO	0.3	0.3

Share-based payments	0.3	0.2
Casimir Lindholm	0.2	0.1
Key management personnel other than the President and CEO	0.1	0.1

Termination benefits*	0.2	0.3
Key management personnel other than the President and CEO*	0.2	0.3

Other long term benefits	0.4
Casimir Lindholm	0.1
Key management personnel other than the President and CEO	0.2	0.0

Remuneration of key management personnel, total	3.3	3.1

* Does not include share based payments or costs of additional pension plans for the term of notice

Short-term employee benefits

Short-term employee benefits include fixed basic salary which is determined by the requirements of the position as well as the performance and experience of the person holding the position. In addition, short-term employee benefits include the use of a car benefit, mobile phone benefit, meal benefit and an extended insurance cover for accidents and travel in their leisure time.

The management’s short-term remuneration is based on potential performance-related reward each year. The amount of the management’s performance-related reward is earned by exceeding financial and operational profit targets specified at the beginning of the year. Lemminkäinen’s top management is divided into two performance-related reward groups which define the maximum performance-related reward percentage for each person. Defining a person’s reward group is based on organisation level as well as the requirements and operational influence of the position. 75 per cent of the performance-related reward is based on financial target and 25 per cent is based on operational targets. In addition, the payment of the performance-related reward is subject to the Group’s operating profit which must exceed the limit agreed annually. Achieving targets set on performance-related rewards were assessed quarterly by the Executive Team. In 2016 the level of performance-related reward of the management was based on i.a. Group’s or segment’s operating profit, the return on operating capital as well as efficiency and reaching goals related other development targets. The maximum performance bonus payable to the President and CEO was 80 per cent of the annual salary and 60 per cent for other members of the Group Executive Team. The performance-related reward is paid in cash annually.

Lemminkäinen Corporation’s Annual General Meeting elects each year the members to serve on the company’s Board of Directors and decides on their fees on the basis of proposal submitted by Nomination Committee. The fees are paid fully in cash. The term of office of the Board members lasts until the end of the first Annual General Meeting held after their election. The members of Lemminkäinen’s Board of Directors do not belong to the share-based incentive plan, and they are not employees of Lemminkäinen The 2016 Annual General Meeting decided that the Chairman would be paid a fee of EUR 10,000 per month (10,000) and the Board members would each receive a fee of EUR 3,000 per month (3,000). The Board members also receive an attendance fee of EUR 500 per meeting (500). The chairman of the Audit Committee is paid an attendance fee of EUR 1,000 (1,000) and the members of the Audit Committee EUR 500 (500) for each meeting of the Committee. Board members living outside Finland receive an extra EUR 1,000 (1,000) to their attendance fees.

Post-employment benefits

The additional pension plan of the President and CEO and the members of Executive Team is based on cash basis and earning a paid-up policy. The amount of payment is defined as a percentage of the annual salary. The President and CEO and other members of the Executive Team are entitled to retire at the age of 63. The amount of the President and CEO’s and other members’ of the Executive Team defined contribution pension benefit equals 20 per cent of their annual fixed salary.

Other long term benefits

In 2015, a performance bonus agreement has been made for the President and CEO and the Executive Team for 2016-2018. The aim of the bonus agreement is to ensure long term continuity and profitability of the business. Because of rearrangements, bonus agreement was altered in 2016 in way that possible bonus will be paid in 2018 if the person still has employment contract. The possible bonus is equivalent to a maximum of 12 months’ cash salary. The bonus criteria include, among other things, the success of the Group’s financing arrangements as planned. The President and CEO and members of Group’s Executive Team during June 2016 are entitled to this bonus agreement.

Other long term benefits expenses arose from service year awards that comply with the Group’s HR practices and performance-based discretionary rewards.

Termination benefits

Term of notice for the Lemminkäinen’s President and CEO agreement and for other members of the Executive Team is six months. If the company dismisses the President and CEO agreement, the President and CEO is entitled to an absolute severance pay equal to 12 months cash salary at the time of the agreement’s termination. For other members of Executive Team the equivalent severance pay equals to six months cash salary at the time of the agreement’s termination.

Share-based payments

THE SHARE-BASED INCENTIVE PLAN DURING 2013-2015

The share-based incentive plan during 2013–2015 for the Group’s key personnel comprises of performance-based and conditional rewards.

Performance based reward comprised of three earning periods, which were calendar years 2013, 2014 and 2015. The company’s Board of Directors decided on the earning criteria and the set targets at the beginning of each period. Performance based compensation targets for 2015 were related to the company’s return on capital employed and equity ratio. The maximum reward payable to the President and CEO was 100 per cent of annual salary and 80 per cent for the other members of the Group Executive Team.

In addition to the performance-based reward, the key personnel also have the opportunity to receive a conditional reward based on share ownership and a continuation of their employment or service contract. The conditional reward seeks to encourage the Group’s key personnel to increase their holding in the company. The earning period for the conditional reward was the calendar years 2013–2015.

THE SHARE-BASED INCENTIVE PLAN DURING 2016–2018

In the end of 2015, the Board of Directors of Lemminkäinen Corporation decided on a new share-based incentive plan for the Group’s key personnel. Incentive plan comprises of three earning periods, which are calendar years 2016, 2017 and 2018. The company’s Board of Directors decides on the earning criteria and the set targets and also participants and the amount of shares to be given at the beginning of each period. In 2016, the reward was based on return on capital employed. The maximum share reward in 2016 for the President and CEO was 38,000 gross shares and for other members of the Executive Team 12,500 gross shares. The Board of Directors recommends that the President and CEO and the members of the Executive Team own 50 per cent of shares they have got though incentive plan as long as the value is equal to their six months’ salary. This ownership should be maintained during employment or service term. More detailed information about share-based incentive plans is found in the note 23.

25 Pension obligations

The company has in its operating countries several defined contribution pension plans which are subject to local regulation and practices. The company’s one most significant pension plan is the Finnish Employees Pensions Act (TyEL), in which the benefits are determined directly on the basis of the level of the beneficiary’s earnings level. TyEL pension plan is mainly arranged through pension insurance companies and it is treated as a defined contribution plan.

At the end of 2016 as well as in the comparison period, the company had defined benefit pension plans only in Finland. The plans were final salary defined benefit plans, they supplement the statutory pensions or enable retirement before the statutory retirement age. Defined benefit plans’ assets consist entirely of qualifying insurance policies. Defined benefit pension obligations do not involve minimum funding requirements or they do not include investments to Lemminkäinen or to real estate or other assets used by the company. The expected return on the plan assets is an estimate of a life insurance company’s future long term total rebate. Number of plan participants at the end of period were total of 88 (95), of which 87(84) were pensioners.

In 2016 pension obligation changed as assets because of the changes in discount rate and customer refund of life insurance company regarding pensions. The company estimates that in 2017 it will not be make any payments with material impact regarding defined benefit pension plans. Estimate may vary from actual figures.

	31 Dec 2017
EUR million	(forecast)	31 Dec 2016	31 Dec 2015
Recognised in the statement of financial position
Present value of funded obligations*	11.7	12.5	0.2
Fair value of plan assets*	-12.2	-12.9	-0.1
Total amount recognised in the statement of financial position (-asset / +liability)	-0.4	-0.4	0.1

* From the year 2016 the figures a re prestented in gross method.

	31 Dec 2016	31 Dec 2015
Actuarial assumptions
Discount rate, %	1.0	2.7
Inflation rate, %	1.1	1.2
Customer refund of life insurance company, %	1.7	1.2
Future pension increases, %	1.3	1.4

	31 Dec 2016	31 Dec 2015
Sensitivity analysis, impact to present value of funded obligations
Inflation rate, % +0.5 percentage point	5.79	109.20
Inflation rate, % -0.5 percentage point	-5.30	-70.20
Discount rate, % +0.5 percentage point	-5.10	-4.20
Discount rate, % -0.5 percentage point	5.60	4.60

The above analyses are based on a 0.5 percentage point change in an assumption while holding all other assumptions constant. When calculating the sensitivity of the defined benefit pension obligation the same method has been applied as when measuring the defined benefit pension obligation recognised in the statement of financial position.

Other notes

26 Investments

Subsidiaries

			Parent company
	Consolidated	Parent company	shareholding,
31 Dec 2016	shareholding, %	shareholding, %	shares
Lemminkäinen Talo Oy, Helsinki	100.0	100.0	2,183,663
Lemminkäinen Infra Oy, Helsinki	100.0	100.0	1,338
Lemcon Networks Oy, Helsinki	100.0	100.0	392,000
UAB Lemcon Vilnius, Lithuania	100.0	100.0
UAB Lemminkainen Lietuva, Lithuania	99.9	99.9	3,747,989

Lemminkäinen International Oy, Helsinki	100.0
Lemminkäinen Russia Oy, Helsinki	100.0
Lemminkäinen Co., Ltd, China	100.0
Lemminkäinen Construction (India) Private Limited, India	100.0
Lemcon HR Oy, Helsinki	100.0
Lemminkäinen Polska Sp.Z O.O, Poland	100.0
OOO Lemminkäinen Service, Russia	100.0
OOO Lemminkäinen Stroy, Russia	100.0
ZAO Lemminkäinen Rus, Russia	100.0

Lemcon Argentina S.R.L, Argentina	100.0
LEMCON Baumanagement GmbH, Germany	100.0
Lemcon Network Services Ltd, UK	100.0
Lemcon Venezuela C.A., Venezuela	100.0
Pasila Telecom Oy, Helsinki	100.0

Artie Pukk & Grus AS, Norway	100.0
Asfalt Remix AS, Norway	75.0
Lemminkäinen A/S, Denmark	100.0
Lemminkäinen Industri AS, Norway	100.0
Lemminkäinen Eesti AS, Estonia	100.0
Lemminkäinen Norge AS, Norway	100.0
Lemminkäinen Sverige Ab, Sweden	100.0
SIA Lemminkainen Latvija, Latvia	100.0
Landvetterkrossen AB, Sweden	100.0

All the company’s subsidiaries have been included in the consolidated financial statements. Non-controlling interests in the company’s subsidiaries have been recorded in relation to voting rights and ownership except for Norwegian Asfalt Remix AS. The company has an obligation to redeem the non-controlling interest of Asfalt Remix AS within an agreed period for which reason the share of the non-controlling interest has not been recognised in the statement of financial position. The obligation has been measured at fair value and recorded as a liability in the consolidated statement of financial position. The amount of the liability is not material.

Non-controlling interest in the consolidated statement of financial position totalled EUR 0.0 million (0.1) at the end of 2016, and it is not material to the company.

The company is not aware of any restrictions on its recorded assets at the end of 2016.

Joint ventures

The Group’s joint ventures are not individually material.

31 Dec 2016	Consolidated shareholding, %
Genvej A/S, Denmark	50.0
Nordasfalt AS, Norway	50.0

EUR million	2016	2015
Shares in joint ventures 1 Jan	4.7	6.9
Translation difference	0.3	-0.3
Decreases		-2.8
Dividends received	-0.6	-0.6
Share of the profit for the period	1.0	1.4
Shares in joint ventures 31 Dec	5.4	4.7

Associates

In the beginning of 2016 the company had one associate (Finavo Oy), whose share capital was fully acquired during the year 2016.

EUR million	2016	2015
Shares in associates 1 Jan	0.0	0.0
Decreases	-0.5	0.0
Share of the profit for the period	0.5
Shares in associates 31 Dec		0.0

Other shares and holdings

The company has other shares and holdings, which are mainly real estate shares. The company’s other shares and holdings are recorded as non-current available-for-sale financial assets in the statement of financial position. Changes in other shares and holdings are presented in the note 20.

27 Operating lease commitments

EUR million	31 Dec 2016	31 Dec 2015
Minimum leases of irrevocable lease contracts due within
One year or less	12.6	10.7
Over one year, but less than five years	25.4	21.1
Over five years	6.5	8.4
	44.5	40.2
Minimum leases of irrevocable lease contracts include operating lease commitments due within
One year or less	6.0	4.7
Over one year, but less than five years	10.4	6.5
Over five years	0.1	0.3
	16.5	11.5

Irrevocable lease commitments include mainly leases of real estates and machinery.

28 Contingent assets and liabilities

Guarantees and commitments

EUR million	31 Dec 2016	31 Dec 2015
Collateral notes of companies included in inventory*	144.4	173.4

Pledged assets
For own commitments**	3.6	5.1

Guarantees
On behalf of associates and joint ventures		12.4
On behalf of consortiums and real estate companies	0.6	1.8
On behalf of others***	4.6	10.2
	5.2	24.4

Investment commitments	2.7	1.1

* Collateral notes for companies included in inventories are given for collateral security for their debts.

** Includes a retrospective adjustment to comparison period.

*** The guarantees have been granted on behalf of the building construction business in Sweden (Rekab Entreprenad AB) which was divested on 1 September 2015. The acquiring parties have set a counter-commitment for part of these guarantees.

In addition, at the reporting date, the company has EUR 0.8 million (2.7) accrued interest liabilities concerning its hybrid bonds which are not recognised in statement of financial position.

Information regarding legal proceedings concerning the damages related to the asphalt cartel can be found in the note 2. In addition, the company has other individual legal proceedings related to business operations, the outcome of which is uncertain. The company estimates that these legal proceedings will not have a material impact on the company’s financial position.

In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have risen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements. As discussed in public in Finland, some suspicions have risen for example during the construction of concrete deck of the T3 building of Turku University Hospital, where Lemminkäinen is the project management contractor. It is suspected that the ready-mixed concrete would not fulfill the quality requirements, which even has led to demolition of some structures. According to Lemminkäinen, the responsible party for the quality of concrete is the supplier. Thereby Lemminkäinen should get compensation regarding the expenses from possible quality deviations.

29 Transactions with related parties

Lemminkäinen Group’s related parties comprise associates and joint ventures as well as members of the key management personnel including their related parties. Members of the key management personnel comprise the Board of Directors, the President and CEO as well as Executive Team.

Transactions with related parties

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Sales of goods and services
To associates and joint ventures	1.7	1.7
To key management personnel and their related parties		0.1
	1.7	1.8
Purchases of goods and services
From associates and joint ventures	3.7	5.2
From key management personnel and their related parties		0.2
	3.7	5.3

EUR million	31 Dec 2016	31 Dec 2015
Balance of purchases/sales of goods and services
Trade receivables
From associates and joint ventures	0.0	0.0
From key management personnel and their related parties		0.1
	0.0	0.1

Trade payables to associates and joint ventures	0.2	0.2
Loan receibables from associates and joint ventures	0.3	0.3

The transactions were made at market price.

30 Adjustments to cash flows

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Depreciation and impairment of goodwill	34.5	38.4
Share of the profits of associates and joint ventures	-1.5	-1.4
Finance income and costs recognised in the income statement	18.4	20.6
Change in provisions	-7.6	1.3
Credit losses on trade receivables	1.1	1.1
Gains and losses on sale of fixed assets and other income and expenses not involving payments	-6.4	-0.6
Others	3.8	27.3
	42.4	86.7

Others-item includes adjustments to exchange rate differences, inventory write-downs and other non-payment based items.

31 Other comprehensive income items

EUR million	Before taxes	Taxes	After taxes
2016
Translation differences	7.3		7.3
Defined benefit pension obligations	0.6	-0.1	0.4
	7.8	-0.1	7.7

EUR million	Before taxes	Taxes	After taxes
2015
Translation differences	-4.2		-4.2
Defined benefit pension obligations	0.4	-0.1	0.3
	-3.8	-0.1	-3.9

32 New IFRS standards

New standards, interpretations and annual improvements and amendments to IFRSs applied by the company in 2016

There are no IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs adopted by the company for the first time for the financial year which begun on 1 January 2016 that have had a material impact on the company’s consolidated financial statements.

Standards, interpretations, annual improvements and amendments to IFRSs applied by the company after 2016

IFRS 15 Revenue from Contracts with Customers

NATURE OF CHANGE

IFRS 15 Revenue from Contracts with Customers was issued in May 2014. After this, in April 2016, IASB published clarifications to the standard and added transition relief options. The EU has not yet endorsed the clarifications to the standard nor the new transition relief options. The effective date of the standard is a period beginning on or after 1 January 2018. IFRS 15 specifies how and when to recognise revenue from contracts with customers. The starting point of the standard is a contract with a customer, to which a five-step model should be applied. A key factor in revenue recognition is the passing of control. Revenue is recognised either over time or at a point in time. Upon entering into force, the new standard will replace the current IAS 18 and IAS 11 standards.

ESTIMATED IMPACTS

On the basis of the impact analysis carried out by the company, the current estimate is that the new standard will not have a material impact on the consolidated financial statements, other than by increasing the amount of notes. The estimate is preliminary and will be specified in more detail closer to the adoption date. Due to the nature of Lemminkäinen’s business operations, the final effects depend on the contract structure on the adoption date as well as on the contractual terms and project types used at that moment.

On the basis of preliminary analyses, contract elements have been identified, the processing of which will differ from the current practice. Firstly, the number of performance obligations may increase especially in the Building construction, Finland segment where a contract may cover the construction of several separate buildings. The number of performance obligations will also increase if Lemminkäinen commits to warranty periods that are longer than what has been defined in legislation or in general terms and conditions. In this case, the exceeding portion is separated in revenue recognition, and it will be recognised when services are performed. According to Lemminkäinen’s current revenue recognition policies, the exceeding warranty period is not separated in revenue recognition. Secondly, in Lemminkäinen’s contracts, transaction prices are mainly variable, in which case, according to the new standard, two different methods should be applied to their assessment, depending on the nature of contract-related uncertainty. According to the current practice, Lemminkäinen takes variable elements into account once they can be determined reliably. Pursuant to the current standards, the majority of Lemminkäinen’s services are subject to the percentage-of-completion method. The new standard’s criterion related to revenue recognition over time is met by most of Lemminkäinen’s contracts and consequently, the point of time when revenue is recognised is not expected to change significantly along with the new standard. Revenue from the residential property development projects of the Building construction, Finland segment is recognised upon handover, which will not be changed along with IFRS 15.

DATE OF APPLICATION AND TRANSITION METHOD

The company will adopt the standard as of 1 January 2018 using a retrospective method and all available transition relief options. Two transition relief options are still in the EU’s endorsement process.

Description of practical expedients

•        The company does not need to adjust contracts that are started and completed during the financial year 2017.

•        Variable consideration for contracts that will be completed by the end of the financial year 2017 does not need to be adjusted for comparison periods.

•        The company does not need to present the amount of the transaction price allocated to unsatisfied performance obligations for the comparison period, that is: 31 December 2017, nor does it need to provide a more detailed description of satisfying the obligations.

•        The EU’s endorsement process pending: The company does not need to adjust contracts that are completed contracts at the beginning of the earliest period presented.

•        The EU’s endorsement process pending: The company does not need to restate contract modifications made before the beginning of the transition period; instead, the company can take into account their aggregate effect when determining the transaction price, unsatisfied and satisfied performance obligations and the allocation of the transaction price to the performance obligations.

IFRS 9 Financial Instruments

NATURE OF THE CHANGE

IFRS 9 Financial Instruments was issued in July 2014 and applies to an annual reporting period beginning on or after 1 January 2018. The standard will affect, among other things, the recognition of credit losses from financial instruments. According to the standard, credit losses are recorded based on expected losses. In addition, the standard will affect the classification and measurement of financial assets and liabilities.

ESTIMATED IMPACTS

The most significant impact of the IFRS 9 standard on Lemminkäinen’s financial statements comes from the fact that expected credit losses on financial assets will now be recorded earlier in relation to the customer’s credit risk. The company’s largest individual financial assets that fall within the scope of IFRS 9 are trade receivables and percentage-of-completion receivables. In connection with the initial recognition of these financial assets, expected credit losses are mainly recognised on the basis of historical information. After this, expected credit losses on trade receivables are recognised according to the model defined by the company. According to the current estimate, the company does not expect the adoption of the standard to have a material impact on the annual consolidated financial statements. Seasonality of Lemminkäinen’s business operations produces changes, specific to operations, to financial assets during the financial year. Consequently, the recording of expected credit losses influences the quarterly results presented. In addition, the standard will affect the classification and measurement of financial assets and liabilities, but this will not have a material impact on the company’s consolidated financial statements.

DATE OF APPLICATION AND TRANSITION METHOD

The company will adopt the standard as of 1 January 2018 using a retrospective method.

IFRS 16 Leases

NATURE OF THE CHANGE

IFRS 16 Leases was issued in January 2016. The effective date of the standard is a period beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 is applied. An EU endorsement is required for the standard to become effective in the EU after which it is allowed to apply the standard. The standard is applied on lessee’s financial statements. All leasing contracts will be capitalised except for low value assets and short term leases.

ESTIMATED IMPACTS

According to the current estimate, the adoption of the standard will increase the amount of property, plant and equipment as well as the amount of interest-bearing liabilities. The standard is not expected to have a significant effect on the company’s profit for the period or the equity.

Other standards, interpretations, annual improvements and amendments to IFRSs applied by the company after 2016

There are no other IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs that are not yet effective that would be expected to have a material impact on the company’s consolidated financial statements.

Parent company income statement (FAS)

EUR million	Note	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Net sales	1	34.1	33.8

Production for own use			0.0
Other operating income	2	30.7	3.8
Materials and services	3	0.2	0.2
Personnel expenses	4	14.5	10.0
Depreciation and reduction in value	5	6.2	7.8
Other operating expenses	6	21.9	25.2

Operating profit/loss		22.0	-5.5

Finance income and costs	7	-21.5	-18.5

Profit before appropriations and taxes		0.5	-24.0

Appropriations	8	37.8	26.5
Income taxes	9	-8.5	-0.5

Profit for the financial year		29.8	2.1

Parent company balance sheet (FAS)

EUR million	Note	31 Dec 2016	31 Dec 2015
ASSETS

Non-current assets	10
Intangible assets		5.5	9.6
Property, plant and equipment		10.8	12.0
Investments in Group companies	11	154.2	114.2
Other investments		0.9	1.0
		171.3	136.8
Current assets	12
Non-current receivables		81.7	116.9
Deferred tax asset		12.4	20.9
Current receivables		59.4	61.6
Cash in hand and at banks		115.5	118.3
		269.0	317.7
		440.3	454.5

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	13
Share capital		34.0	34.0
Share premium account		5.7	5.7
Invested non-restricted equity fund		90.6	90.6
Retained earnings		44.9	45.6
Profit for the financial year		29.8	2.1
		205.0	177.9

Provisions	14
Other provisions		5.1	13.0

Liabilities	15
Non-current liabilities		135.2	212.9
Current liabilities		95.0	50.6
		230.2	263.5
		440.3	454.5

Parent company cash flow statement (FAS)

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Cash flows from operating activities
Profit/loss before appropriations and taxes	0.5	-24.0
Adjustments
Depreciation and reduction in value	6.2	7.8
Finance income and costs	21.5	18.5
Other adjustments	-9.1	0.4
Cash flow before change in working capital	19.0	2.7

Change in working capital
Increase(-)/decrease(+) in trade and other receivables	-7.0	4.4
Increase(+)/decrease(-) in current liabilities	5.0	-0.9
Cash flow from operations before financial items and taxes	17.1	6.2

Interest and other finance costs paid	-40.6	-76.8
Interest and other finance income received	15.3	40.2
Income tax paid	0.0	0.0
Cash flow from operating activities	-8.3	-30.5

Cash flows from investing activities
Purchases of tangible and intangible assets	-0.9	-0.7
Proceeds from sale of tangible and intangible assets	0.2	1.1
Proceeds from sale of other investments	1.0	0.7
Acquired subsidiary shares	-40.0
Cash flow from investment activities	-39.6	1.1

Cash flows from financing activities
Increase(-)/decrease(+) of long-term loan receivables	37.6	-120.1
Group contributions received	26.5	22.2
Change in Group receivables/liabilities	74.6	206.0
Proceeds from short-term borrowings	49.6	29.5
Repayments of short-term borrowings	-62.7	-79.7
Repayments of long-term borrowings	-77.7	-29.1
Dividends paid	-2.8
Cash flow from financing activities	45.1	28.8

Increase(+)/decrease(-) in cash and cash equivalents	-2.8	-0.6
Cash and cash equivalents at begining of financial year	118.3	118.9
Cash and cash equivalents at the end of financial year	115.5	118.3

Parent Company’s Accounting Policies, 31 December 2016

Lemminkäinen Corporation’s financial statements are prepared in accordance with Finnish accounting standards (FAS).

Foreign currency items

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the date of the transaction. Receivables and liabilities are translated at the exchange rates prevailing on the balance sheet date.

Derivative financial instruments and risk management

The derivatives are used in order to reduce business risks, interest rate risks and to hedge balance sheet items denominated in foreign currencies. Derivative financial instruments are measured at fair value and categorised by using a three-level fair value hierarchy. Financial instruments within Level 1 of the hierarchy are traded in active markets hence prices are obtained directly from the efficient markets. Fair values of instruments within Level 2 are based on observable market inputs and generally accepted valuation methods. Fair values within Level 3 are not based on observable market data but on quotations provided by brokers and market valuation reports. In 2016, all the company’s derivatives are categorised into level 2 of the hierarchy. In 2015, commodity derivatives were categorised into level 3.

Foreign exchange derivatives are used to hedge against changes in forecasted foreign currency-denominated cash flows and changes in value of receivables and liabilities in foreign currencies. The company has used foreign exchange forward contracts which are re-measured at the balance sheet date by using the foreign exchange forward rates prevailing on the balance sheet date.

Interest rate derivatives are used to hedge against changes affecting the result, balance sheet and cash flows due to interest rate fluctuations. The company has used interest rate swaps which are re-measured by discounting the contractual future cash flows to the present value.

Lemminkäinen Corporation’s subsidiaries operating in the paving business use commodity derivatives to manage bitumen price risk. The execution of some of those derivatives with external counterparties is centralised to Lemminkäinen Corporation, and the corresponding internal derivative contracts are executed with intra-Group transactions with each subsidiary. Consequently, commodity derivatives do not affect Lemminkäinen Corporation’s income statement significantly.

The company has not applied hedge accounting to derivative instruments. Nevertheless, these derivative instruments have been utilised for hedging purposes. Fair value changes from derivative financial instruments are recognised according to the nature of the derivative, either in financial items or in other operating income and expenses in the income statement. Fair value changes are presented on section 7 of the notes to the financial statements.

Valuation and depreciation of fixed assets

Fixed assets are shown on the balance sheet at their original acquisition costs less planned depreciation over their expected economic lifetimes. In addition, the values of some land, buildings and shareholdings include revaluations, against which no depreciation is charged. The depreciation periods are as follows:

•    Buildings and structures 10—40 years

•    Machinery and equipment 3—15 years

•    Other fixed assets 3—10 years

Pension liability

The pension security of employees, inclusive of additional benefits, is covered by policies taken out from a pension insurance company.

Research and development expenses

Costs of research are expensed in the year during which they occur. Development costs are capitalised if requirements for capitalisation are met.

Income taxes

Taxes calculated on the basis of the result for the financial year, adjustments to the taxes of earlier financial years, and the change in the deferred tax liability and asset are recorded as income taxes on the income statement.

Notes to the parent company financial statements (FAS)

1 Net sales by market area

2 Other operating income

3 Materials and services

4 Notes concerning personnel, management and board members

5 Depreciation and reduction in value

6 Audit fees

7 Finance income and costs

8 Appropriations

9 Income taxes

10 Non-current assets

11 Investments in Group companies

12 Current assets

13 Shareholders’ equity

14 Provisions

15 Liabilities

16 Guarantees and commitments

1 Net sales by market area

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Finland	30.8	30.2
Scandinavia	2.1	2.1
Baltic countries	0.8	0.6
Russia	0.4	0.9
	34.1	33.8

2 Other operating income

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Gain on sales of fixed assets	1.2	1.3
Legal proceedings concerning the damages related to the asphalt cartel*	27.4
Others	2.1	2.5
	30.7	3.8

* Legal proceedings concerning the damages related to the asphalt cartel are described in more detail in the note 2 in the consolidated financial statements.

3 Materials and services

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Raw materials and consumables	0.2	0.2
External services	0.0	0.0
	0.2	0.2

4 Notes concerning personnel, management and board members

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Personnel expenses
Salaries, wages and renemunerations	11.9	7.1
Pension expenses	1.9	2.5
Other staff costs	0.6	0.5
	14.5	10.0

Management salaries and renemunerations
The President and CEO	0.7	0.7
Board of Directors	0.4	0.4

Average number of employees
White-collars	144	127

Pension commitments concerning Board of Directors and the President and CEO

The retirement age of the President and CEO of Lemminkäinen Corporation is 63 years.

5 Depreciation and reduction in value

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Depreciation
Intangible rights	4.6	4.9
Other intangible assets	0.3	0.3
Buildings and structures	0.7	0.7
Machinery and equipment	0.0	0.0
Other tangible assets		0.0
	5.6	6.0

Reduction in value
Revaluation of buildings	0.6	1.7
Revaluation of shares in housing companies		0.1
	0.6	1.8

Depreciation and reduction in value	6.2	7.8

6 Audit fees

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Audit fees	0.1	0.1
Other consulting	0.0	0.0
	0.2	0.1

7 Finance income and costs

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Other interest and finance income
From Group companies	7.1	10.2
From others	0.3	0.1
	7.4	10.3

Interest expenses and other finance costs
To Group companies	0.0	0.0
To others	28.9	28.7
	28.9	28.8

Net finance income/costs	-21.5	-18.5

The company adjusted its presentation of financial items in the notes by netting the foreign exchange differences and presenting them by their net value either in finance income or finance costs. Adjusted figures give more accurate view of company’s finance income and costs. Earlier the company presented foreign exchange income in finance income and foreign exchange costs in finance costs. This change has no effect on income statement or balance sheet.

Finance income and costs include:
Exchange gains and losses (net)	-0.7	-2.2
Change in fair value of currency derivatives (net)	-2.2	-4.0
Change in fair value of interest rate derivatives (net)	0.3	0.1

8 Appropriations

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Group contributions	37.8	26.5

Group contributions were recorded under extraordinary items in year 2015.

9 Income taxes

EUR million	1 Jan–31 Dec 2016	1 Jan–31 Dec 2015
Income taxes in respect of previous years	0.0	0.0
Change in the deferred tax assets	-8.5	-0.4
	-8.5	-0.5

10 Non-current assets

Intangible assets

		Other	Advance
	Intangible	intangible	payments and
EUR million	rights	assets	work in progress	Total
Cost 1 Jan 2016	25.0	2.7	0.1	27.7
Increases	0.7		0.1	0.8
Decreases	-0.1	0.0		-0.2
Transfers between items	0.1		-0.1
Cost 31 Dec 2016	25.6	2.6	0.1	28.3
Accumulated amortisation and impairment 1 Jan 2016	-15.9	-2.1		-18.1
Accumulated amortisation on disposals and transfers	0.1	0.0		0.1
Amortisation for the financial year	-4.6	-0.3		-4.9
Accumulated amortisation and impairment 31 Dec 2016	-20.4	-2.4		-22.8
Carrying amount 31 Dec 2016	5.2	0.2	0.1	5.5

		Other	Advance
	Intangible	intangible	payments and
EUR million	rights	assets	work in progress	Total
Cost 1 Jan 2015	24.0	5.6	0.5	30.1
Increases	0.6		0.1	0.7
Decreases	-0.2	-2.9		-3.2
Transfers between items	0.5		-0.5
Cost 31 Dec 2015	25.0	2.7	0.1	27.7
Accumulated amortisation and impairment 1 Jan 2015	-11.1	-4.8		-15.9
Accumulated amortisation on disposals and transfers	0.1	2.9		3.0
Amortisation for the financial year	-4.9	-0.3		-5.2
Accumulated amortisation and impairment 31 Dec 2015	-15.9	-2.1		-18.1
Carrying amount 31 Dec 2015	9.0	0.5	0.1	9.6

Property, plant and equipment

		Building and	Machinery and	Other tangible
EUR million	Land	structures	equipment	assets	Total
Cost 1 Jan 2016	2.9	19.0	0.5	1.3	23.7
Increases			0.1		0.1
Decreases	0.0	-0.2	0.0		-0.2
Cost 31 Dec 2016	2.9	18.8	0.6	1.3	23.6
Accumulated depreciation and impairment 1 Jan 2016		-13.9	-0.4	-1.1	-15.4
Accumulated depreciation on decreases and transfers		0.1	0.0		0.1
Depreciation for the financial year		-0.7	0.0		-0.7
Accumulated depreciation 31 Dec 2016		-14.4	-0.4	-1.1	-16.0
Revaluations 1 Jan 2016	3.1	0.6			3.7
Reduction in revaluation		-0.6			-0.6
Revaluations 31 Dec 2016	3.1				3.1
Carrying amount 31 Dec 2016	6.0	4.4	0.1	0.2	10.8

		Building and	Machinery and	Other tangible
EUR million	Land	structures	equipment	assets	Total
Cost 1 Jan 2015	2.9	19.0	0.5	1.3	23.7
Decreases	0.0		0.0		0.0
Cost 31 Dec 2015	2.9	19.0	0.5	1.3	23.7
Accumulated depreciation and impairment 1 Jan 2015		-13.1	-0.4	-1.1	-14.7
Accumulated depreciation on decreases and transfers			0.0		0.0
Depreciation for the financial year		-0.7	0.0	0.0	-0.8
Accumulated depreciation 31 Dec 2015		-13.9	-0.4	-1.1	-15.4
Revaluations 1 Jan 2015	3.1	2.3			5.4
Reduction in revaluation		-1.7			-1.7
Revaluations 31 Dec 2015	3.1	0.6			3.7
Carrying amount 31 Dec 2015	6.0	5.7	0.0	0.2	12.0

Investments

	Holdings in			Shares in
	group	Shares in	Other shares	housing
EUR million	companies	real estate	and holdings	companies	Total
Cost 1 Jan 2016	116.5	0.8	0.2	0.1	117.6
Increases	42.9				42.9
Decreases		0.0	0.0		0.0
Cost 31 Dec 2016	159.4	0.7	0.2	0.1	160.4
Accumulated impairment 1 Jan 2016	-2.4				-2.4
Impairment	-2.9		-0.1		-3.0
Accumulated impairment 31 Dec 2016	-5.3		-0.1		-5.4
Carrying amount 31 Dec 2016	154.2	0.7	0.1	0.1	155.1

	Holdings in			Shares in
	group	Shares in	Other shares	housing
EUR million	companies	real estate	and holdings	companies	Total
Cost 1 Jan 2015	116.5	0.8	0.4	0.2	117.8
Disposals			-0.2	-0.1	-0.3
Cost 31 Dec 2015	116.5	0.8	0.2	0.1	117.6
Accumulated impairment 1 Jan 2015	-2.4				-2.4
Accumulated impairment 31 Dec 2015	-2.4				-2.4
Revaluations 1 Jan 2015				0.1	0.1
Reduction in revaluation				-0.1	-0.1
Revaluations 31 Dec 2015
Carrying amount 31 Dec 2015	114.2	0.8	0.2	0.1	115.2

11 Investments in group companies

	Consolidated shareholding %	Parent company shareholding %
Lemminkäinen Talo Oy, Helsinki	100.0	100.0
Lemminkäinen Infra Oy, Helsinki	100.0	100.0
Lemcon Networks Oy, Helsinki	100.0	100.0
UAB Lemcon Vilnius, Lithuania	100.0	100.0
UAB Lemminkainen Lietuva, Lithuania	99.9	99.9

12 Current assets

EUR million	31 Dec 2016	31 Dec 2015
Non-current receivables
Loan receivables from Group companies	81.7	116.9
	81.7	116.9

Deferred tax assets
From accruals and temporary differences	13.0	21.6
	13.0	21.6
Deferred tax liabilities
From revaluations	0.6	0.7
	0.6	0.7

Deferred tax assets (+) and liabilities (-), total	12.4	20.9

Current receivables

Receivables from parties outside the Group
Trade receivables	0.2	0.1
Other receivables	8.9	3.5
Accrued receivables	1.8	3.2
	11.0	6.8

Receivables from Group companies
Trade receivables	8.7	7.6
Other receivables	39.5	46.1
Accrued receivables	0.3	1.2
	48.4	54.8

Current receivables, total	59.4	61.6

Items included in accrued receivables
Taxes	0.0	0.0
Deferred personnel expenses	0.1	0.4
Others*	2.0	4.0
	2.1	4.3

* Includes capitalised transaction costs related to bond issuances, total EUR 0,6 million (1,6).

13 Shareholders’ equity

EUR million	2016	2015
Share capital 1 Jan	34.0	34.0
Share capital 31 Dec	34.0	34.0

Share premium account 1 Jan	5.7	5.7
Share premium account 31 Dec	5.7	5.7

Invested non-restricted equity fund 1 Jan	90.6	90.6
Invested non-restricted equity fund 31 Dec	90.6	90.6

Retained earnings 1 Jan	47.6	45.6
Dividends paid	-2.8
Expired dividends	0.1
Retained earnings 31 Dec	44.9	45.6

Profit for the financial year	29.8	2.1

Shareholders’ equity, total	205.0	177.9

Distributable funds 31 Dec	165.3	138.2

14 Provisions

EUR million	31 Dec 2016	31 Dec 2015
Litigation provision	5.1	13.0

15 Liabilities

EUR million	31 Dec 2016	31 Dec 2015
Non-current liabilities
Bonds	100.0	100.0
Hybrid bonds	35.2	112.9
	135.2	212.9

Current liabilities
Liabilities to parties outside the Group
Commercial papers		13.1
Trade payables	1.0	0.7
Other liabilities	15.2	13.4
Accrued liabilities	9.6	9.8
	25.8	37.0

Liabilities to Group companies
Trade payables	0.1	0.0
Other liabilities	68.8	12.0
Accrued liabilities	0.4	1.5
	69.2	13.6

Items included in accrued liabilities
Accrued interests	4.4	6.4
Accrued personnel expenses	4.3	2.0
Others	1.2	2.9
	9.9	11.3

16 Guarantees and commitments

EUR million	31 Dec 2016	31 Dec 2015
Guarantees
On own behalf*	0.1	0.3
On behalf of Group companies*	380.6	292.9
On behalf of associates and joint ventures		12.4
On behalf of consortiums and real estate companies	0.3	12.0
On behalf of others**	4.6
	385.5	317.6

In addition, Lemminkäinen Corporation has set one guarantee without maximum amount on behalf of its subsidiary.

* Includes an adjustment to comparison period.

**The guarantees have been granted on behalf of the building construction business in Sweden (RekabEntreprenad AB) which was divested on 1 September 2015. The acquiring parties have set a counter-commitment for part of these guarantees.

Lease liabilities
Payable next year	5.1	4.8
Payable in subsequent years	18.2	21.0
	23.3	25.8

Derivative contracts
Forward foreign exchange contracts
Nominal value	63.7	71.4
Fair value	-0.3	0.5

Interest rate swap contracts
Nominal value	40.0	40.0
Fair value	-0.7	-1.0

Commodity derivatives
Nominal value	7.8	8.4
Fair value

Financial indicators (IFRS)

EUR million	2016	2015	2014	2013	2012
Net sales	1,682.7	1,879.0	2,044.5	2,020.1	2,267.6
Operations outside Finland	550.0	761.0	971.2	929.0	897.3
% of net sales	32.7	40.5	47.5	46.0	39.6
Operating profit	67.6	37.3	36.3	-89.3	50.4
% of net sales	4.0	2.0	1.8	-4.4	2.2
Profit before taxes	49.2	16.7	-1.7	-116.1	29.1
% of net sales	2.92	0.89	-0.08	-5.75	1.28
Profit for the financial year attributable to the equity holders of the parent company	38.0	7.2	18.2	-93.7	43.9
% of net sales	2.3	0.4	0.9	-4.6	1.9

Non-current assets	239.6	261.0	307.9	362.5	343.8
Inventories	359.3	402.0	524.0	504.4	494.4
Financial assets	369.1	372.5	425.9	475.8	465.3
Equity	333.7	377.6	412.5	324.0	441.8
Non-controlling interest	0.0	0.1	0.1	0.6	0.4
Interest-bearing liabilities	212.5	254.7	347.8	407.6	371.2
Interest-free liabilities	421.7	403.1	497.5	611.0	490.6
Balance sheet total	968.0	1,035.5	1,257.8	1,342.7	1,303.5

Return on equity, %	10.7	1.8	4.9	-24.4	11.1
Return on capital employed, %	11.3	5.3	4.5	-10.8	6.4
Equity ratio, %	39.5	40.6	37.1	27.3	37.2
Gearing, %	24.3	33.6	51.8	100.8	62.8
Interest-bearing net liabilities	81.1	126.8	213.6	326.5	277.3
Gross investments	20.8	10.3	30.0	71.2	64.5
% of net sales	1.2	0.5	1.5	3.5	2.8
Order book 31 Dec, continuing operations	1,265.2	1,180.3	1,456.1	1,733.2	1,336.1
Personnel at the end of period, continuing operations	4,244	4,059	4,748	5,526	5,833

The effects of changes in accounting principles to the financial indicators have been adjusted for the period when the new accounting principle became applicable as well as for the preceding accounting period. Correspondingly, discontinued operations have been adjusted from the income statement items for the accounting period in which they are classified as discontinued operations, as well as for the preceding accounting period.

Financial indicators are not part of audited financial statements.

Share-related financial indicators (IFRS)

	2016		2015	2014	2013	2012
Earnings per share, basic, EUR	1.27		-0.15	0.40	-4.81	1.94
Earnings per share, diluted, EUR	1.26		-0.15	0.40	-4.81	1.93
Equity per share, EUR	14.38		16.28	19.33	15.70	21.45
Dividend per share, EUR	0.66	*	0.12	0.00	0.00	0.60
Dividend per earnings, %	40.3		38.5	0.0	0.0	26.9
Effective dividend yield, %	3.2		0.9	0.0	0.0	4.2
Price per earnings (P/E)	16.1		-93.3	23.6	-3.2	7.4
Share price, EUR
lowest	12.32		9.55	9.50	13.74	13.95
highest	20.79		13.91	15.89	16.97	20.50
at end of financial year	20.40		13.79	9.52	15.20	14.28
Market capitalisation at year end, EUR million	473.3		320.0	220.9	298.2	280.6
Share trading (Nasdaq Helsinki), 1,000 shares	2,674		2,612	1,096	1,758	992
% of shares issued	11.5		11.2	4.7	8.9	5.0
Weighted average number of shares, 1,000 shares	23,203		23,193	21,329	20,600	20,582
Number of shares at end of period, 1,000 shares	23,220		23,220	23,220	19,650	19,650
Number of treasury shares	16,687		16,687	16,687	34,915

The effects of changes in accounting principles to the financial indicators have been adjusted for the period when the new accounting principle became applicable as well as for the preceding accounting period. Correspondingly, discontinued operations have been adjusted from the income statement items for the accounting period in which they are classified as discontinued operations, as well as for the preceding accounting period.

Share-related financial indicators are not part of audited financial statements.

* Board of Directors’ proposal to the AGM

Calculation of key ratios

RETURN ON EQUITY, %
Profit for the period	x100
Total equity (average)

RETURN ON CAPITAL EMPLOYED, %
Operating profit	x100
Total equity (quaterly average) + interest-bearing liabilities (quaterly average)

EQUITY RATIO, %
Total equity	x100
Balance sheet total - advance payments received

GEARING, %
Interest-bearing liabilities - cash and other liquid assets	x100
Total equity

INTEREST-BEARING NET DEBT

Interest-bearing debt - cash and other liquid assets

BASIC EARNINGS PER SHARE
Profit for the financial year attributable to owners of the parent company - accrual basis interest of the hybrid bond adjusted with tax effect
Weighted average number of ordinary shares in issue

DILUTED EARNINGS PER SHARE
Profit for the financial year attributable to owners of the parent company - accrual basis interest of the hybrid bond adjusted with tax effect
Weighted average number of ordinary shares in issue + dilutive potential ordinary shares

EQUITY PER SHARE
Equity attributable to owners of the parent company
Weighted average number of ordinary shares in issue

DIVIDEND PER SHARE
Dividend for the financial year
Total number of shares - treasury shares

DIVIDEND PER EARNINGS, %
Dividend for the financial year	x100
Profit for the financial year attributable to owners of the parent company

EFFECTIVE DIVIDEND YIELD, %
Dividend per share	x100
Share price at the end of period

PRICE PER EARNINGS (P/E)
Share price at the end of period
Basic earnings per share

MARKET CAPITALISATION

Number of shares in issue x share price at the end of period

Board of Directors’ proposal for the distribution of profit

Distributable shareholders’ equity shown on the parent company balance sheet at 31 December 2016 amounts to EUR 165,296,474.17, consisting of invested unrestricted equity fund EUR 90,580,653.68, retained earnings from previous years EUR 44,898,917.32 and the result for the financial year EUR 29,816,903.17.

The Board of Directors will propose to the AMG that, for the financial year ended 31 December 2016, the company will distribute a per-share dividend of EUR 0.66 to a total of EUR 15,325,134.00, after which retained earnings would stand at EUR 59,390,686.49.

Helsinki, 8 February 2017

Berndt Brunow	Juhani Makinen	Noora Forstén
Chairman of the Board

Finn Johnsson	Heppu Pentti	Kristina Pentti-von Walzel

Heikki Räty		Casimir Lindholm
President and CEO

Auditor’s Report (Translation of the Finnish Original)

To the Annual General Meeting of Lemminkäinen Oyj

Report on the Audit of the Financial Statements

Opinion

In our opinion

•          the consolidated financial statements give a true and fair view of the group’s financial performance and financial position in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU

•          the financial statements give a true and fair view of the parent company’s financial performance and financial position in accordance with the laws and regulations governing the preparation of the financial statements in Finland and comply with statutory requirements.

WHAT WE HAVE AUDITED

We have audited the financial statements of Lemminkäinen Oyj (business identity code 0110775-8) for the year ended 31 December, 2016. The financial statements comprise:

•          the consolidated balance sheet, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes, including a summary of significant accounting policies

•          the parent company’s balance sheet, income statement, statement of cash flows and notes.

Basis for Opinion

We conducted our audit in accordance with good auditing practice in Finland. Our responsibilities under good auditing practice are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

INDEPENDENCE

We are independent of the parent company and of the group companies in accordance with the ethical requirements that are applicable in Finland and are relevant to our audit, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Our Audit Approach

OVERVIEW

•                  Overall group materiality: €11 million

•                  Audit scope: The group audit scope consisted of seven entities in five countries. In Addition to Finnish entities. the group audit team performed centrally most of the procedures relating to the in-scope entities in Sweden and Russia. The coverage obtained through the scoping utilized is within the commonly acceptable range.

•                  Timing of percentage of completion revenue recognition

•                  Recoverability deferred tax assets related to tax losses in Norway

•                  Valuation of goodwill

•                  Valuation of inventory

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we considered where management made subjective judgements; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain.

MATERIALITY

The scope of our audit was influenced by our application of materiality. An audit is designed to obtain reasonable assurance whether the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall group materiality for the consolidated financial statements as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial statements as a whole.

Overall group materiality	€11 million

How we determined it	The determination of materiality was based on two components: 0.75% of total revenue and 1% of total assets.

Rationale for the materiality benchmark applied

We considered the development of the company’s balance sheet structure and profitability in the last several years and concluded that a combination of total revenue and total assets in our view properly reflects the volume of the company’s operations. We also considered the likely benchmarks considered relevant by the users of the financial statements. As the focus of the company as communicated by management has been on reducing operating capital and ensuring a solid balance sheet rather than maximizing profits, the use of total revenue and total assets in materiality determination is further supported.

We applied professional judgement in determining the percentages utilized in materiality determination. The percentages used are within the normal limits as set out in auditing standards.

HOW WE TAILORED OUR GROUP AUDIT SCOPE

We tailored the scope of our audit, taking into account the structure of the group, the accounting processes and controls, and the industry in which the group operates.

Our group audit scope included the financially most significant group companies in Finland, Sweden, Norway, Denmark and Russia. Our group audit scope included the most significant group companies operating in each segment. Through the audit procedures performed in the aforementioned group companies and the procedures performed at group level, we have obtained sufficient relevant audit evidence regarding the financial information of the group as a whole as a basis of our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matter in the audit of the group

Timing of percentage of completion revenue recognition

REFER TO THE ACCOUNTING PRINCIPLES AND NOTES 10-13 OF THE FINANCIAL STATEMENTS

When determining the pattern of revenue recognition for Building construction and Infra project contracts, the company applies criteria described under the Revenue recognition section of the Accounting policies of the financial statements.

For projects that meet the criteria, the company recognizes revenue though the percentage of completion method, in which the percentage of completion is calculated through the ratio of incurred costs to estimated total costs.

The calculation involves estimates, which create particular risk factors for revenue recognized through this method.

The key estimation uncertainties relate to

•          the total value of the contract, which can be subject to changes in scope, discounts, penalties, bonuses and other such matters that may be unknown or uncertain at the time of preparing the financial statements.

•           the costs needed to complete the contract

Due to the aforementioned factors we consider the timing of percentage of completion revenue recognition a key audit matter.

How our audit addressed the key audit matter

We tested the company’s process for and results of percentage of completion revenue. As part of the testing we

•          obtained an understanding of the processes and controls that have material impact on percentage of completion revenue

•          tested the mathematical accuracy of percentage of completion calculations

•          reconciled contract values used in the calculations against actual customer contracts

•          obtained an understanding of contracts to assess whether any terms with unaccounted risk factors are present

•          tested the Company’s methodology for estimating costs to complete a project

•          obtained an understanding of and tested the company’s Investment Board function, which is used for review and approval of contracts, including sales contracts recognized in revenue, with potential significant financial impacts

•          analysed the Company’s project portfolio to identify projects with particular risk characteristics.

•          challenged management estimates relating to projects with particular risk characteristics

•          performed retrospective analysis of the accuracy of project-related estimates in prior periods by comparing them against actual subsequent outcomes.

Recoverability deferred tax assets related to tax losses in Norway

REFER TO THE ACCOUNTING PRINCIPLES AND NOTE 7 OF THE FINANCIAL STATEMENTS

The company has deferred tax assets of €11.8 million relating to tax losses in Norway. Carry-forward tax losses are treated as a tax asset to the extent that it is likely that the company will be able to utilise them in the future.

Particularly in the paving segment the profitability of the Company’s operations have been low in Norway in recent years, creating particular uncertainty and risk regarding the utilization of tax losses.

Management estimates that the deferred tax asset relating to tax losses in Norway will be utilized. Due to the management judgement involved in this estimation this is considered a key audit matter.

We tested management’s impairment assessment of the deferred tax asset relating to prior year losses and the assumptions used in it. In doing so, we

•          evaluated the forecasts used in the impairment assessment against profitability in Norwegian operations in recent years, taking into account positive and negative effects of events not expected to occur in the future.

•          evaluated the reasonableness of the assumptions used in the forecasts

•          tested the mathematical accuracy of the calculations used in the impairment assessment

Valuation of Goodwill

REFER TO THE ACCOUNTING PRINCIPLES AND NOTE 15 OF THE FINANCIAL STATEMENTS

The balance sheet of the company includes goodwill in the amount of € 53.9 million. Management is responsible for performing goodwill impairment tests to assess the carrying value of Goodwill as set out in the relevant accounting standards. There is a risk that assumptions used in the impairment test such as forecasted cash flows, discount rates and growth rates are unrealistic and that goodwill is overstated.

Due to the amount of goodwill in the balance sheet and the significant management judgements involved in impairment testing, goodwill valuation is considered a key audit matter.

Our testing of goodwill included testing of management’s impairment testing model. As part of the procedures performed we

•          obtained an understanding of management’s approach to impairment testing comparing it against applicable accounting standards and the approach used in prior years

•          critically assessed the inputs used in the impairment testing model for each Cash Generating unit (CGU) by reference to internal and external data as well as the strategy and budgets approved by the board

•          tested the mechanical accuracy of the calculations used in management’s impairment testing

•          assessed the reasonableness of assumptions used in the testing

•          we performed our own sensitivity analysis to assess how much each of the key assumptions in the model would have to change to trigger impairment

•          utilized our own valuation specialists for assessing the discount rates used by management against the cost of capital for the company and it’s peers

Valuation of Inventory

REFER TO THE ACCOUNTING PRINCIPLES AND NOTE 9 OF THE FINANCIAL STATEMENTS

The Balance sheet of the company contains inventories in the amount of € 359.3 million, constituting a significant portion of the overall balance sheet value.

Inventories are measured at the lower of acquisition cost and net realisable value. The estimated net realisable value of an asset is dependent management’s assumptions of future market development and construction activities in the geographical locations where the assets are located.

These assumptions contain particular uncertainties in geographical areas where market activity is low. These characteristics are present namely in some Building plots and real estate assets belonging to the Building construction business as well as some mineral aggregates belonging to the paving business.

Due to the uncertainties described above, the valuation of inventory constitutes a key audit matter.

We have no key audit matters to report with respect to our audit of the parent company financial statements.

In our audit of inventory valuation we

•          obtained an overall understanding of the assets recognized under inventories in the balance sheet

•          identified inventory assets with increased risk characteristics relating to overvaluation.

•          obtained an understanding of the Company’s assessment of the net realizable value of the inventory assets with identified risk characteristics

•          challenged the judgements made by management in relation to net realizable values

•          performed retrospective analysis of the accuracy of estimates made in prior periods by comparing them against subsequent selling prices

Responsibilities of the Board of Directors and the Managing Director for the Financial Statements

The Board of Directors and the Managing Director are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, and of financial statements that give a true and fair view in accordance with the laws and regulations governing the preparation of financial statements in Finland and comply with statutory requirements. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors and the Managing Director are responsible for assessing the parent company’s and the group’s ability to continue as going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting. The financial statements are prepared using the going concern basis of accounting unless there is an intention to liquidate the parent company or the group or cease operations, or there is no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance on whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with good auditing practice will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance good auditing practice, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•          Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•          Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the parent company’s or the group’s internal control.

•          Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•          Conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the parent company’s or the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the parent company or the group to cease to continue as a going concern.

•          Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events so that the financial statements give a true and fair view.

•          Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Reporting Requirements

Other Information

The Board of Directors and the Managing Director are responsible for the other information. The other information comprises information included in the report of the Board of Directors and in the Annual Report, but does not include the financial statements and our auditor’s report thereon. We obtained the report of the Board of Directors prior to the date of this auditor’s report and the Annual Report is expected to be made available to us after that date.

Our opinion on the financial statements does not cover the other information.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. With respect to the report of the Board of Directors, our responsibility also includes considering whether the report of the Board of Directors has been prepared in accordance with the applicable laws and regulations.

In our opinion

•          the information in the report of the Board of Directors is consistent with the information in the financial statements

•          the report of the Board of Directors has been prepared in accordance with the applicable laws and regulations.

If, based on the work we have performed on the information included in the report of the Board of Directors, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Helsinki 9 February 2017

PricewaterhouseCoopers Oy

Authorised Public Accountants

Markku Katajisto

Authorised Public Accountant

Shares and shareholders

Lemminkäinen has one share class (LEM1S). Each share carries one vote at the general meeting of shareholders and confers an equal right to a dividend.

Share capital and amount of shares

Lemminkäinen’s share capital remained unchanged, and amounted to EUR 34,042,500 at the end of 2016. The number of Lemminkäinen’s shares was 23,219,900 at the end of 2016.

Share price and trading volume

The price of Lemminkäinen Corporation’s share on Nasdaq Helsinki Ltd. was on 1 January 2016 EUR 13.79 (9.52) and EUR 20.40 (13.79) on 31 December 2016. The highest share price quoted was EUR 20.79 in December and the lowest EUR 12.32 in February. On 31 December 2016, the market capitalisation of Lemminkäinen’s shares stood at EUR 473.3 million (320.0).

In addition to the Nasdaq Helsinki Ltd., Lemminkäinen’s share is also traded on alternative markets. The total trading volume during January–December totalled 2,770,162 shares (2,759,068), of which alternative markets accounted for 4% (5) (source: Fidessa Fragmentation Index. http://fragmentation.fidessa.com).

Shareholders

At the end of 2016, the company had 4,191 shareholders (4,391). Nominee-registered shares and non-Finnish shareholders held 13.6% (12.5) of all Lemminkäinen Corporation shares and voting rights.

Flagging notifications

Lemminkäinen did not receive flagging notifications in 2016.

Treasury shares

On 31 December 2016, Lemminkäinen owned 16,687 of its own shares, which accounted for 0.07% of all shares. The shares have been returned to the company as part of its share-based incentive scheme.

Shareholder agreement

The company is not aware of any agreements between shareholders that would have a significant bearing on the use of ownership rights or voting behavior at the general meeting of shareholders.

Lemminkäinen’s share (LEM1S)

Listing:	Nasdaq Helsinki Ltd
Listing date:	2 January 1997
Trading currency:	EUR
List:	Nordic Mid Caps
Sector:	Industrials, Construction & Engineering
Symbol:	LEM1S
ISIN:	FI0009900336
Reuters symbol:	LEM1S.HE
Bloomberg symbol:	LEM1SFH

Board of Directors’ and Group Executive Team’s shareholdings

	No. of shares on 31 Dec 2016	No. of shares on 31 Dec 2015
Board of Directors*	7,334,425	7,421,428
President and CEO*	6,979	5,779
Group Executive Team, excluding the President and CEO	15,575	15,675
Board of Directors’ and Group Executive Team’s shareholdings, total	7,356,979	7,442,882
% of all shares	32%	32%

* Includes personal holdings and holdings of closely associated persons and controlled entities, if any

Major shareholders on 31 December 2016

		Number of shares	% of share capital
1	Pnt Group Oy	4,231,948	18.2
2	Pentti Heikki Oskari Estate	2,253,698	9.7
3	Forstén Noora Eva Johanna	1,415,241	6.1
4	Pentti Lauri Olli Samuel	1,161,635	5.0
5	Varma Mutual Pension Insurance Company	1,091,677	4.7
6	Fideles Oy	882,200	3.8
7	Vimpu Intressenter Ab	779,579	3.4
8	Pentti Timo Kaarle Kristian	766,580	3.3
9	Pentti-Von Walzel Anna Eva Kristina	760,580	3.3
10	Pentti-Kortman Eva Katarina	751,234	3.2
11	Wipunen varainhallinta Oy	650,000	2.8
12	Mariatorp Oy	650,000	2.8
13	Mandatum Life Unit-Linked	511,311	2.2
14	Etera Mutual Pension Insurance Company	452,112	2.0
15	Fennia Life Insurance Company Ltd	385,000	1.7
	15 major shareholders, total	16,742,795	72.1
	Other owners	3,372,764	14.5
	Nominee-registered shareholders	3,104,341	13.4
	Total	23,219,900	100.0

Shareholders by sector on 31 December 2016

	Number of shareholders	% of owners	Number of shares	% of shares
Finnish private investors	3,850	91.9	9,123,943	39.3
Public sector institutions	5	0.1	1,922,878	8.3
Financial and insurance institutions	15	0.4	1,640,601	7.1
Corporations	260	6.2	7,138,916	30.7
Non-profit institutions	37	0.9	244,652	1.1
Foreign and nominee registered owners	24	0.6	3,148,910	13.6
Total	4,191	100.0	23,219,900	100.0

Shareholder distribution by number of shares on 31 December 2016

Number of shares	Number of shareholders	% of shareholders	Number of shares	% of shares
1-100	1,610	38.4	74,124	0.3
101-500	1,730	41.3	419,772	1.8
501-1,000	392	9.4	284,728	1.2
1,001-5,000	362	8.6	719,150	3.1
5,001-10,000	33	0.8	247,467	1.1
10,001-50,000	36	0.9	654,628	2.8
50,001-100,000	8	0.2	502,393	2.2
100,001-500,000	6	0.1	1,952,534	8.4
500,001-	14	0.3	18,365,104	79.1
Total	4,191	100.0	23,219,900	100.0
of which nominee registered	9	0.2	3,104,341	13.4

Earnings per share, EUR	Dividend by share, EUR

* Board of Directors’ proposal to the AGM

Equity per share, EUR	Market capitalisation, EUR million

Number of shareholders, pcs

Information concerning shares and shareholders is not a part of audited financial statements.

Information for shareholders and investors

Annual General Meeting 2017

Lemminkäinen Corporation’s Annual General Meeting 2017 will be held on Tuesday, 28 March 2017 at 4:00 p.m. at the premises of Varma Mutual Pension Insurance Company, Salmisaarenranta 11, Helsinki, Finland.

Right to participate

Each shareholder who is registered on 16 March 2017 in the company’s shareholder register held by Euroclear Finland Ltd. has the right to participate in the Annual General Meeting. A shareholder whose shares are registered in his/her personal Finnish book-entry account is registered in the company’s shareholder register.

A shareholder whose shares are nominee registered and who wishes to participate in the Annual General Meeting and exercise his right to vote must be entered temporarily in the company’s shareholder register by 23 March 2017 at 10:00 a.m. in order to participate in the meeting.

Registration

Registration for the Annual General Meeting begins on 9 February 2017 and ends on 23 March 2017 at 4:00 p.m.

Registration is possible:

•             online at www.lemminkainen.com

•             by phone +358 2071 53378

•             by mail to Lemminkäinen Corporation, Pirjo Favorin, P.O. Box 169, 00181 Helsinki, Finland

When registering, shareholders should provide their name, personal identification number, address and telephone number, as well as the name and personal identification number of any assistant. Notices of intention to attend must be received before the registration deadline. Any instruments of proxy must also be submitted with the registration. The Notification of Annual General Meeting can be read in full on the company’s website at www.lemminkainen.com.

Dividend policy and dividend for the year 2016

In accordance with Lemminkäinen’s dividend policy, the company’s target is to pay its shareholders a dividend of at least 40 per cent of the profit for the financial year.

Lemminkäinen’s Board of Directors proposes to the General Meeting that a EUR 0.66 dividend per share, i.e. EUR 15,325,134.00 in total, be paid for the financial year ended on 31 December 2016.

Financial reporting 2017

9 February 2017	Financial Statements bulletin 2016
week 9	Annual Report 2016 (including Financial Statements)
27 April 2017	Interim Report 1 January-31 March 2017
27 July 2017	Half Year Financial Report 1 January-30 June 2017
26 October2017	Interim Report 1 January-30 September 2017

In connection with the publication of its financial results, Lemminkäinen holds a briefing for analysts and the media in Finnish at its headquarters in Helsinki.

Prior to the publication of its financial results, the company complies a so-called silent period. During this period, Lemminkäinen does not comment on the financial situation or outlook of the company and does not meet with representatives of the capital markets or financial media.

Ordering publications and releases

The company publishes its financial reports, stock exchange releases and investor news in Finnish and English at Lemminkäinen’s website.

All releases can be ordered directly to email at Lemminkäinen’s website, www.lemminkainen.com/investors/.

Investor relations

The main goal of Lemminkäinen’s investor relations is to support the correct valuation of Lemminkäinen’s share by providing up-to-date information about the company’s operations, strategy and financial position to the capital markets. Information shared must to be communicated equally and simultaneously to all market parties. In its investor communications, Lemminkäinen complies with the laws and recommendations that regulate the communications of listed companies. The company answers questions from analysts and investors by phone and email, as well as by holding meetings with investors.

Investment research

According to the information available to the company, the following banks and brokerage firms have made investment analyses of Lemminkäinen in 2016: Carnegie Investment Bank, Danske Bank, Evli Bank and OP Corporate Bank. Contact information for these analysts is provided on Lemminkäinen’s website at www.lemminkainen.com/investors/.

Contact information

Lemminkäinen Corporation

Investor Relations

P.O. Box 169, 00180 Helsinki, Finland